As confidentially submitted to the Securities and Exchange Commission on October 8, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMBITIOUS ENTERTAINMENT, INC.

(Exact name of registrant as specified in its certificate of incorporation)

Nevada	7812
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

112 W 6th Avenue

Vancouver, British Columbia V5Y 1K6

Canada

(604) 623-3369

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kirk E. Shaw

Co-President and Interim Chief Executive Officer

Ambitious Entertainment, Inc.

530 S. 8th Street

Las Vegas, Nevada 89101

(604)-218-3374

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott E. Linsky, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400 slinsky@lucbro.com	[Underwriters’ Counsel]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _____, 2025

PROSPECTUS

[●] Shares

Common Stock

This is the initial public offering of Ambitious Entertainment, Inc. (the “Company”, “Ambitious”, “we”, “our” or “us”). We are offering [●] shares of our common stock, $0.001 par value per share. We anticipate that the initial public offering price per share will be between $[●] and $[●].

Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to have shares of our common stock listed on the NYSE American LLC (“NYSE American”) under the symbol “_______”. No assurance can be given that our application will be approved. If our listing application is not approved, we will not proceed with this offering.

We are an “emerging growth company” and a “smaller reporting company”, each as defined in the federal securities laws and we will, therefore, be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Smaller Reporting Company”.

We are, and following the completion of this offering will continue to be, a “controlled company” as defined under Rule 303A of the NYSE Listed Company Manual. Kirk E. Shaw, our Co-President and Interim Chief Executive Officer beneficially owns approximately [●]% the outstanding shares of our common stock and will own approximately [●]% of the outstanding shares of our common stock after the offering. However, we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under Rule 303A of the NYSE Listed Company Manual. See “Prospectus Summary – Implications of Being a Controlled Company”, “Management – Controlled Company Status” and “Risk Factors—Risks Related to Our Common Stock and this Offering”.

Investing in our shares involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price (1)	$	$
Underwriting discounts and commissions (2)	$	$
Proceeds to us, before expenses	$	$

(1)	Assuming an initial public offering price of $[●], the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.
(2)	Represents an underwriting discount equal to [●]% per share. We have also agreed to reimburse the underwriters for certain expenses and to pay to the representative at the closing of the offering a non-accountable expense allowance equal to [●]% of the gross proceeds of this offering. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option, exercisable for a period of 45 days from the date of this prospectus, to purchase up to [●] additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, before expenses will be $[●].

The underwriters expect to deliver the shares of common stock to investors on or about ____________, 2025.

The date of this prospectus is ______________, 2025

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our shares means that information contained in this prospectus is correct after the date of this prospectus. We and the underwriters are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell or the solicitation of an offer to buy our shares in any circumstances under which such offer or solicitation is unlawful.

We further note that the representations, warranties, and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty, or covenant to you. Moreover, such representations, warranties, or covenants were accurate only as of the date when made. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

Use of Industry and Market Data

This prospectus includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, internally prepared and third-party market prospective information are estimates only and there will usually be differences between the prospective and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

Trademarks, Trade Names and Service Marks

“Ambitious” and other trademarks or service marks of Ambitious Entertainment, Inc. appearing in this registration statement are the property of Ambitious Entertainment, Inc. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may”,, “will”, “shall”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our future financial performance, including our expectations regarding our revenue, annual recurring revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, revenue mix and ability to maintain future profitability;

●	our beliefs regarding the possible effects of the widespread domestic and global events, including on general economic conditions, public health, and consumer demand and financial markets, as well as our results of operations, liquidity, capital resources, and general performance in the future;

●	our ability to maintain and expand our customer base;

●	our ability to sell our projects;

●	our ability to hire and retain necessary qualified employees to grow our business and expand our operations;

●	our ability to adequately protect our intellectual property;

●	our ability to service our debt obligations; and

●	our anticipated uses of our net proceeds from this offering.

We caution you that the foregoing list may not contain all forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before deciding to invest in shares of our common stock. You should read this entire prospectus carefully, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision.

Unless the context requires otherwise, references to the “Company”, “Ambitious”, “we”, “us” and “our” refer to Ambitious Entertainment, Inc.

Company Overview

Ambitious Entertainment, Inc., a Nevada corporation, was incorporated in September 2020. The Company was founded to harness the power of online influencers, emerging technologies, and global financing through strategic partnerships with viral creators. Ambitious creates film and television content that is intended to sell quickly, scale globally and monetize early, often before traditional studios react, by combining what management considers to be A-list talent (such as Charlize Theron, John Travolta and Nicolas Cage), top-tier writers and directors (including Bob Yari and Academy Award winner Kathryn Bigelow) and leading digital creators (such as Adam Rose and JoJo Siwa).

In 2024, as we identified the legacy production services sector contracting, Ambitious identified major industry shifts driven by the rise of artificial intelligence and the increasing influence of digital creators as mainstream celebrities. Following this shift, the Company pivoted away from production services to focus on building proprietary content aligned with these trends. To strengthen market leadership and identity, Ambitious appointed veteran television executive Chris Phillip (Executive Producer of Sherlock & Daughter currently on The CW) as Co-President, overseeing the Television Division. The Company’s Board of Directors includes media executives: Armando Nuñez (former CEO, CBS International), Ira Kurgan (former Chief of Network Business Operations, Fox), and Ben Silverman (Emmy-winning producer of The Office).

Ambitious is actively developing and packaging projects with built-in social reach through collaborations with influencers. For example, this year Ambitious launched a fully owned production, Cancel Me. A feature film set for production this year, developed with Adam Rose, which leverages his multi-million-view online presence (generated from 6.4 million followers on Facebook and 7 million followers on Instagram as of September 30, 2025) to drive awareness and early monetization. The Company’s strategy is to integrate development, packaging, marketing, and production into a seamless end-to-end ecosystem that maximizes IP value beyond mere film distribution to include a social media marketing campaign with ancillary online and physical products designed for the online fans. We have secured several IPs for 2026 and beyond. Notably, Ambitious is developing the animated series, Tehk City, in collaboration with Ice-T, Snoop Dogg, Dr. Dre, and Arabian Prince. These current projects exemplify the Company’s transition from service production to a forward-looking business model centered on proprietary content creation.

As of December 31, 2024, our independent registered public accounting firm’s report on our financial statements includes an explanatory paragraph regarding our ability to continue as a going concern. The auditor noted that we have incurred recurring net losses, have an accumulated deficit, and will need to raise additional capital to support our operations. These conditions and events raise substantial doubt about our ability to continue as a going concern. We plan to fund our operations through equity financings, debt arrangements, and strategic partnerships; however, there can be no assurance that such funding will be available on acceptable terms, or at all.

Business Strategy

The Company generates initial revenue through the release of films and television series across various U.S. outlets, followed by distribution of completed titles to foreign markets. Additional revenue sources include electronic sell-through (“EST”), which are expected to become a significant driver of the Company’s revenue model, as well as international sales, versioning, and ancillary sales to fans.

In addition to its owned and controlled content slate, Ambitious Entertainment from time to time retains participation rights in third-party film projects it has supported through either production services or financial contributions. These participations provide the Company with potential future upside beyond fixed service fees.

Under the terms of these arrangements, Ambitious is entitled to receive a contractually defined percentage of revenues once the projects generate overages, meaning revenues in excess of agreed recoupment thresholds such as production costs, distribution expenses, or investor returns.

This structure enables the Company to benefit from potential long-term revenue streams tied to the financial success of these films, even though Ambitious does not own the underlying intellectual property. While the magnitude and timing of such revenue are inherently uncertain and contingent upon commercial performance, management views these participations as an additional source of potential future earnings that complements the Company’s strategy of transitioning to a full owner-producer model.

Ambitious Entertainment is actively transitioning to an owner-producer business model. Under this model, all current projects are fully owned by the Company, with intellectual property rights secured for production. As of the date of this filing, the Company has packaged four television series, four feature films, and two documentary series, all owned by the Company and scheduled for development and production beginning in 2026.

For example, the Company’s upcoming comedy feature, Cancel Me, illustrates our intended release and monetization strategy. A U.S. theatrical release has been secured, with a contract expected to be finalized in November 2025. The planned theatrical release will initially include approximately 300 theaters, expanding to approximately 1,000 theaters over several weeks. Following the theatrical run, Cancel Me is expected to be distributed via EST, which management anticipates will represent a primary source of revenue due to the Company receiving a majority of the proceeds. The film is then intended to be licensed to a major streaming platform.

1

Outside North America, the Company plans to market completed films to international distributors and pursue a long-term strategy of adapting its content for local markets as a franchise. In the case of Cancel Me, management intends to replicate the concept in the United Kingdom, India, and other territories. The inclusion of six prominent online influencers in the film provides a built-in fan base, and the storyline is structured to enable replication for international franchise development.

The Company has also engaged WHTWRKS, a New York-based marketing firm, to secure approximately $500,000 in product integration commitments for Cancel Me, which will be received directly by the Company. In addition, the Company plans to leverage the fan base of the film’s cast through a dedicated marketing campaign, which management anticipates implementing prior to the commencement of principal photography.

This business strategy illustrates how the Company’s owner-producer model integrates multiple revenue streams, including theatrical exhibition, EST, streaming licensing, international distribution, franchising, sponsorships, and ancillary fan-related sales.

In addition to its internal capabilities, Ambitious Entertainment benefits from the relationships and industry experience of its Co-Presidents and Board members, which collectively provide meaningful direct access to leading streaming platforms, studios, and distributors worldwide. Management believes this access represents a key competitive advantage as the Company transitions to an owner-producer model.

Management is actively exploring potential future opportunities to enhance fan engagement and the overall fan experience in connection with influencer-driven content. This includes preliminary discussions with various companies and executives regarding the potential use of digital assets to deliver unique fan experiences by offering exclusive content. These discussions are exploratory in nature and are limited to non-financial fan engagement concepts. They are intended solely to test ideas and assess fan response to marketing communications and engagement strategies, and do not involve financial transactions, investment opportunities, or participatory investment activities.

In the long term, Ambitious envisions a potential model in which content could be financed and distributed directly to fans, bypassing traditional studios, EST, or streaming channels. This concept remains at a preliminary stage, and the Company has not yet determined whether or when such a model may be implemented.

●	Leadership Relationships:

• Kirk Shaw (Co-President and Interim Chief Executive Officer, Film) has produced more than 260 feature films and brings long-standing relationships with U.S. and international distributors across both theatrical and digital markets.

• Chris Philip (Co-President, Television) leverages extensive television industry experience and active relationships with major streamers. Through his prior role, Mr. Philip was directly involved in the development and launch of Sherlock and Daughter, currently airing on HBO Max.

●	Board-Level Access Support:

The Company has also strengthened its ability to access global buyers through its Board nominees. For example, Board member Ben Silverman has an established track record in scripted television, evidenced by his involvement in projects such as The Office (NBC 2005-2013), Jane the Virgin (The CW 2014-2019), and Ugly Betty (ABC 2006-2010. The involvement of Mr. Philip, Mr. Shaw, and the Board provides Ambitious with direct pathways to present content to all major streaming services. This network enhances the Company’s ability to secure distribution agreements for both current projects (Cancel Me and Tehk City) as well as future productions.

The Ambitious Model Reduces Risk

●	Content marketing accelerator: Merges traditional and digital media.
●	Maximizes efficiency: influencer promotion boosts reach without ad spend.
●	Keeps costs low: Utilizes tax incentives and traditional pre-sales when advantageous.
●	Innovative tech: Avoids outdated studio models with large upfront investments.
●	Global content strategy: Unlocks multiple global revenue streams.
●	Lean, high-margin model: Focused on profitability and scalability from day one.

2

Key Growth Strategies

●	Strategic growth through commercial genre and prestige films.
●	Expansion into projects in collaboration with influencers.
●	Triple-path distribution: theatrical, streaming, and social-first marketing.
●	Launching Halloween-themed horror films integrated with TikTok Shop merchandise.
●	Collaborations with top horror influencers, as per management’s assessment, and live shopping streams.
●	Diversified merchandise, including toys, apparel, and collectibles.
●	Community-led development enabling fans to vote, invest, and participate in greenlighting.
●	Launching a short-form content division producing monetized content for TikTok and YouTube.
●	Turning casual viewers into subscribers and micro-investors.

Influencers as Partners

Ambitious bridges the gap between viral digital creators and mainstream media, offering influencers a clear path from social platforms into film, streaming, and television. While the past decade celebrated the rise of influencers, most lack experience in production and IP, which is where Ambitious steps in as the creative and strategic partner they’ve been waiting for.

We empower influencers to co-create and co-own original IP, turning them into executive producers who not only star in content but also promote it to millions. With built-in reach, our projects skip traditional marketing cycles and massive ad budgets; our IP stories spread organically through trusted voices.

Unlike traditional series that spend millions on marketing to attract tens of thousands of viewers, our influencer partners achieve millions of views with just a phone, a wall, and a mic. Fans trust their favorite creators far more than conventional advertisements.

Ambitious partner Adam Rose, for example, generates millions of views per post on Instagram, Facebook, and YouTube. Alongside Adam, we’re working with a slate of top-tier influencers to co-develop culturally resonant stories that match their voice and audience, transforming every project into a launchpad with viral potential and built-in promotion.

Cancel Me – Shooting September for 2026 Theatrical Release

Cancel Me is our upcoming social media influencer comedy developed with viral sensation Adam Rose, who brings his 25 million followers to the project. He is joined by six mega influencers with a combined reach of over 450 million impressions. Even before production begins, we anticipate the film will generate major buzz, brand interest, and fan engagement.

This film exemplifies our model of building high-potential IP that management believes can deliver outsized returns as a smart, culturally relevant comedy with wide audience appeal. We also plan to franchise the concept globally, adapting it into multiple languages using local influencers to extend reach and impact.

Designed as both a movie and a digital event, Cancel Me unlocks new revenue streams through sponsorships, merchandise, and viral campaigns. It’s built to scale and monetize from day one, and that is just the beginning.

3

Multiple New Revenue Streams

In addition to traditional revenues from development, production, and distribution fees, viral-driven films like Cancel Me unlock powerful new monetization opportunities including merchandise, triple distribution (theatrical, streaming, digital), global franchising with local adaptations, social media-driven marketing, brand collaborations (e.g., coffee partnerships), IP-based products such as toys and collectibles, token-based transactions enabling direct fan purchases and micro-investments, fan engagement perks (early access, content participation, set visits), subscription models for behind-the-scenes access, and revenue sharing reinvested to fund new projects.

Each IP thus becomes a multi-lane highway for revenue: fast to market, global in reach, and built to scale. This is how we redefine the meaning of a “hit.”

Influencer-Driven Financing & Distribution Strategy

Ambitious is launching a dedicated division to unlock new financing and distribution opportunities through partnerships with top online influencers. These creators routinely reach audiences rivalling or exceeding those of the highest-rated U.S. TV programs while remaining an underutilized force in long-form content monetization.

For context, while the 2024 Super Bowl and Oscars attracted 127.7 million and 19.5 million viewers respectively, according to Variety Magazine, leading influencers engage comparable or larger audiences weekly. For example, Joe Rogan’s combined reach across Spotify, YouTube, Instagram, and X totals over 67 million—though Ambitious is currently partnering with emerging Gen Z creators with similarly massive followings.

We will allocate part of our capital to build long-term partnerships with major platforms like TikTok, Instagram, and X, aiming to co-develop branded content, secure distribution deals, and premiere original projects directly on these platforms. Additionally, we plan to franchise content globally by collaborating with influencers in different languages and regions.

Recent Productions

The projects discussed below demonstrate a range of strategically developed releases.

All My Friends are Dead

Ambitious’ 2024 release All My Friends are Dead highlights the model for influencer-driven digital releases. It starts with compelling, timely creative in a marketable niche. In this case, it is a revenge-based slasher horror story where a group of college friends are hunted at a music festival after cyberbullying their peer. A prominent influencer is attached to amplify reach. Capitalizing on this influence and on the heels of its success at the 2024 Tribeca Film Festival, the film was released in select U.S. theaters and across major digital platforms within 2 months of the Tribeca Film Festival.

Cancel Me - Production Starts 2025

Ambitious’ 2025 release Cancel Me delivers a sharp, satirical comedy designed for digitally native audiences. Rooted in the absurdities of internet fame and cancel culture, the film follows an anxiety-ridden recluse who accidentally becomes a viral social media sensation. Thrust into the spotlight he never asked for, he spirals as his every move is dissected by millions. Desperate to escape his newfound notoriety, he hatches an outrageous plan to sabotage his own fame—only to discover that going viral for all the wrong reasons is still going viral. With a major influencer attached to extend reach and cultural relevance, Cancel Me is positioned to resonate with both comedy lovers and social commentary seekers. The film premiered at the 2025 SXSW Film Festival and was released theatrically in select markets and across major digital platforms within 60 days of its festival debut.

The Show – Production Starts 2025

The Show follows a haunted young bull rider who risks everything to escape his past and chase rodeo glory, battling fierce rivals, addiction, and the ghost of his father’s death in the arena. Set in the dusty, neon-lit, sweat-soaked world of modern rodeo, The Show is a raw, adrenaline-fueled ride through the sacred eight seconds where legends rise—and bodies break.

Sundown Town – Production Starts 2026

Written by Moses Lassiter, Sundown Town follows a Black Civil War veteran and his family as they journey west in search of freedom—but find themselves trapped in a town where the American dream rots in the shadows. Beneath its quiet facade, white townsfolk hide a monstrous secret: they are vampires who feast on Black blood. With the help of a Native American outcast who knows the land’s darker history, the family must outwit the predators and reclaim their future. Sundown Town blends slow-burn tension with supernatural threat in a uniquely American horror tale.

4

Operation Gladio: The Unholy Alliance Between the Vatican, the CIA, and the Mafia – Products Starts 2026

Written by Nick Torokvei, Operation Gladio is set in the shadowy aftermath of World War II and follows a covert alliance between the CIA, the Vatican, and the Sicilian and American mafias as they wage a clandestine campaign to stop the spread of communism in Europe—by any means necessary. Against the fractured backdrop of postwar Italy and France, the story unfolds like a ticking time bomb: assassinations masked as accidents, secret armies hidden in plain sight, and democratic governments manipulated like puppets. A conspiracy thriller rooted in historical truth, Operation Gladio explores a world where the line between liberation and occupation is drawn in blood.

Tehk City – Products Starts 2026

Starring Snoop Dogg, Ice-T, and Busta Rhymes, Tehk City is an animated series set in a lawless experimental city sealed off from the outside world, where power is currency and survival is never guaranteed. As competing factions battle for control, a ruthless mayor tries to maintain order, but the rise of an experimental drug threatens to upend the fragile balance. Tehk City is a gritty, stylized crime saga where every alliance is a gamble—and the house always plays dirty.

Austin Grant from Scotland Yard – Production Starts 2026

Created by Scott Shepherd and produced by Daniel Pyne, this scripted series follows Scotland Yard detective Austin Grant, who is weeks away from retirement when he is pulled into a chilling case involving a string of murders inspired by the Ten Commandments. The investigation leads him from London to Atlanta, where he teams up with a headstrong local detective and is unexpectedly reunited with his estranged daughter, an investigative journalist covering the case.

The Seed – Production Starts 2026

Created by Matt Nix and produced by Alfredo Barrios Jr., The Seed is a scripted series that begins when a meteorite crashes to Earth, unleashing an invisible alien force that quietly begins to alter biological life. As supernatural phenomena ripple across the globe, a scientist, a CIA analyst, and a Russian agent—with personal ties to a similar event a decade earlier—uncover a buried history of contact suggesting this isn’t humanity’s first encounter. A slow-burn, international invasion thriller, the series fuses grounded geopolitical suspense with haunting elements of magical realism, reimagining first contact not as an attack, but as an evolution.

Bling – Production Starts 2026

Created by Jim Manos, Bling is a scripted series set in the glittering underworld of New York’s counterfeit luxury scene. The story follows a brilliant hustler who balances family life, evades organized crime factions and the feds, and dominates the market in high-end knockoffs—until the very brands he has been scamming come calling with an offer that could change everything or end it all.

Act of God - Production Starts 2027

Following a catastrophic explosion on a Los Angeles metro train, a brilliant but tormented corporate lawyer, who’s haunted by personal loss, makes the audacious argument the metro crash was an Act of God to defend his company, NeoTrak. Meanwhile, a ruthless news executive fuels a terrorist narrative for ratings while a cunning mayor seizes the tragedy to bolster his political ambitions. Their clashing agendas ignite a high-stakes battle over the truth, where secrets unravel and motives collide in a city on edge. Down on the streets, a disgraced detective makes a chilling discovery about one of the people who died on the train.

Women of Illusion – Production Starts 2026

Hosted by Chris Angell, Women of Illusion is a documentary series that uncovers how cunning women throughout history, from Cold War spies to medieval power players, have used deception to reshape the course of events.

5

TIC – Production Starts 2026

Featuring Billy Eilish, Tim Howard, Lewis Capaldi, and Baylen Dupree, TIC is a documentary feature is a documentary feature that offers an intimate, character-driven look into the lives of four individuals living with Tourette’s Syndrome. Through raw honesty, vulnerability, and unexpected humor, the film explores the daily challenges, quiet triumphs, and complex beauty of navigating a condition that is still widely misunderstood. TIC reveals how Tourette’s can be both a burden and a hidden gift.

Dolphins of Hollywood - Production Starts 2026

1958. Dolphin’s of Hollywood, the crown jewel of Central Avenue and the heart of Los Angeles’ Black music scene. Where jazz stars, glory-seekers, and gangsters all cross paths on their way to legendary venues like Club Alabam or the Dunbar Hotel. Dolphin’s sits at the crossroads of the world, a beacon of tolerance in a city run on division... that is, until its founder, Lovin’ John Dolphin, is found murdered in his office and the music threatens to come to an end. The quest to find his killer will set the streets on fire, threatening to expose the rot in L.A. and bring the City of Angels to its knees.

Guns of Redemption – Completed Production 2025

Guns of Redemption is a gritty, high-stakes Western that explores the cost of escape from a violent past. The story follows a scarred and battle-weary gunslinger who has tried to walk away from a life defined by bloodshed. But when a brutal ambush leaves him near death, he’s forced to strap on his guns one last time for a final mission of reckoning. Set against the unforgiving backdrop of the American frontier, Guns of Redemption is a story of survival, justice, and the thin line between vengeance and redemption. With a moody tone and cinematic intensity, the film brings classic Western grit into a modern narrative of inner conflict and ultimate sacrifice.

Gunslingers – Completed Production 2025

Directed and written by Brian Skiba, Gunslingers is a gritty, character-driven Western set in the lawless frontier town of Redemption. The story follows Keller, a reformed gunslinger, and Ben, a volatile genius, as they seek inner peace under the guidance of enigmatic spiritual leader Jericho. But as the men attempt to reconcile with their violent pasts, the fragile calm is shattered by vengeance, forcing them to choose between the peace they have found and the bloodshed they left behind. Starring Stephen Dorff, Heather Graham, and Nicolas Cage, Gunslingers explores themes of redemption, loyalty, and the high price of justice in a world where the past never stays buried.

In addition to the above, the Company has also completed and scheduled the release of Viper (expected November 2025), which was recently presented but not discussed in detail herein.

Divisions Overview

Feature Film Division

We believe we have developed and produced genre films suitable for theatrical release, followed by streaming. Management further believes that the Company’s experience in Westerns provides a foundation for expanding into broader-appeal films inspired by recent Best Picture winners like Anora by Sean Baker. Our influencer strategy includes platform-exclusive premieres on TikTok within 12–24 months, with the goal of building scalable models for fan-driven financing and direct-to-platform distribution.

Our 2026 slate has ten movies prepping for production and delivery. On April 11, 2025, we premiered our latest film in theatres, the western “Gunslinger” with Nicolas Cage. Ambitious has two films green lit for immediate production in 2025-The Show and Cancel Me.

TV Division

Our experienced team maintains strong relationships with major networks like CW, CBS, and Fox, expanding our TV division to adapt original IP for online and broadcast audiences in North America. We focus on franchising content globally, starting with key markets like China and India, emphasizing scalable IP with broad cross-border appeal.

Docu-series Division

We actively develop and sell premium documentary series that tap into cultural conversations, untold stories, and compelling characters. Partnering with experienced filmmakers and streaming platforms, we create story-driven nonfiction content with global appeal and multi-platform potential to inform, entertain, and impact. We have developed five documentary series, including Snowblind and the Murder Behind the Cotton Club Movie.

6

Industry Overview

Global Growth Trend

The global media and entertainment industry is undergoing rapid transformation and expansion. According to market analysts, the sector is projected to grow at a compound annual growth rate (CAGR) of 20.4% between 2024 and 2027. This growth is driven by:

●	The proliferation of streaming platforms and mobile-first entertainment.
●	Global demand for localized and original content.
●	Expansion of internet access and connected devices, especially in emerging markets.

This dynamic growth underscores the long-term value of IP creation and content ownership, as streaming services have overtaken traditional Pay TV.

As highlighted below, recent media reports support continued market growth:

Global Streaming Market & Media Industry Projections

●	The global video streaming market is projected to reach $184.3 billion by 2027, growing at a CAGR of 20.4% from 2020 to 2027. (Businesswire, https://www.businesswire.com/news/home/20200515005420/en/Global-Video-Streaming-Market-Forecast-to-Reach-USD-184.3-Billion-by-2027-Registering-a-CAGR-of-20.4—ResearchAndMarkets.com)
●	The broader global entertainment & media (E&M) industry is expected to grow at a CAGR of 3.7%, reaching approximately $3.5 trillion by 2029. (TV Tech, https://www.tvtechnology.com/news/study-global-m-and-e-industry-revenue-to-hit-usd3-5-trillion-by-2029)

U.S. Streaming & Pay TV Adoption

●	In 2021, for the first time, a higher share of U.S. households subscribed to streaming (69%) than to traditional pay-TV (65%). (Tinuiti, https://tinuiti.com/blog/ott-ads/streaming-video-statistics/)
●	As of 2025, approximately 83% of U.S. households have at least one streaming service, which aligns with the broader data showing high subscription video-on-demand (SVOD) penetration. (Exploding Topics, https://explodingtopics.com/blog/video-streaming-stats)

Content Spending Estimates:

Netflix (We have had three of our movies distributed on Netflix)

●	Netflix plans to spend approximately USD 18 billion on content in 2025, up from $16.2 billion the prior year. (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending)

Amazon (We have had three of our movies distributed on Amazon)

●	In 2023, Amazon’s content spending, which includes video and music, increased 14% to $18.9 billion. (Cord Cutters News, https://cordcuttersnews.com/amazon-spent-almost-19-billion-on-content-in-2023)
●	For 2024, The Information reported that Amazon’s total budget, which includes originals, licensed content, and live sports, was approximately $7 billion. (Reuters, https://www.reuters.com/business/media-telecom/amazon-prime-video-shifts-focus-live-sports-boost-profits-information-reports-2025-01-24/)

Platform Estimated Spend in 2024

●	Netflix: $16 billion (Variety, 2024)
●	Amazon: $7 billion (excludes MGM/live sports) (The Information via Reuters, 2024)
●	Hulu: $3 billion (eMarketer, Insider Intelligence, 2024)
●	HBO Max: $1 billion (Warner Bros. Discovery earnings call, Q1 2024)

In 2023, Amazon’s total content spend, including Prime Video, MGM, Freevee, and live sports, was approximately $18.9 billion (The Wrap, https://www.thewrap.com/amazon-content-spend-2023). As of 2025, Netflix’s content spending increased to approximately $18 billion (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending). The shift toward ad-supported content (AVOD) means platforms are more open to lower-cost, high-return content formats: short-form, docuseries, and lower-budget scripted fare.

Management’s expectations are based in part on industry reports and the Company’s analysis of market trends.

7

Competition

The film and television industry is intensely competitive and rapidly evolving, driven by technology, shifting viewer habits, and global demand.

Major studios like Disney, Universal, and Warner Bros. dominate with vast IP libraries, global marketing power, and established distribution. Streaming platforms have become central to content distribution, with Netflix leading and reporting over 260 million subscribers and an estimated content budget of approximately $18 billion in 2025 (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending), Amazon Prime Video’s content budget was estimated at over $7 billion for 2024 (Reuters, https://www.reuters.com/business/media-telecom/amazon-prime-video-shifts-focus-live-sports-boost-profits-information-reports-2025-01-24/). Other major platforms include Disney+, Hulu, Max, Apple TV+, among others. These services are backed by advanced data analytics, personalization, and ecosystem control. The growth in ad-supported video-on-demand (AVOD) and free ad-supported streaming television (FAST) services has added further fragmentation and pricing pressure.

Most competitors are larger, better funded, and vertically integrated, with access to top talent and global reach. Independent companies like ours compete by focusing on:

●	Original storytelling and unique IP
●	Niche audiences and partnerships
●	Agile production and creative financing

In today’s landscape, success depends not just on content, but on our ability to adapt, market smartly, and form strategic alliances across streaming and theatrical platforms.

The Company’s strategic model includes attaching influencers as producers to select projects, enabling a direct-to-consumer promotional approach and reducing reliance on traditional advertising. This model capitalizes on the influencers’ established audiences to drive early awareness, engagement, and monetization of content. According to a 2024 Nielsen Influence Marketing Report, approximately 92% of consumers trust influencer recommendations over traditional advertising, and influencer-led campaigns generate up to 11 times the return on investment compared to standard digital media buys. The Company believes this strategy provides a competitive advantage by creating organic demand, lowering customer acquisition costs, and enhancing the visibility and commercial success of its premium content.

Our Competitive Advantage

Story to Screen IP Pipeline

Our competitive advantage lies in knowing how to develop and package IP into scalable, high-demand content with viral market value.

Ambitious secures top-tier creative talent, including popular online influencers, to develop fully market-ready pitch packages—complete with scripts and director’s visions—positioned for rapid sale and production. Some projects arrive with a showrunner attached, similar to how Dexter was developed. For others, Ambitious hand-selects the ideal showrunner and director to bring the concept and characters to life. Our team then crafts compelling pitch decks that showcase the creative vision and commercial potential.

These packages are actively pitched in one-on-one meetings with top streamers and studios, aiming for direct sales or co-production deals. Upon sale, Ambitious recoups development costs and earns additional fees for production, distribution, and backend profits.

Most capital raised will be directed toward acquiring and developing multiple new IPs into high-value, pitch-ready packages. For high-return opportunities selected by the team and advisory board, Ambitious will fully produce and distribute these projects in-house to maximize profit.

8

Team

Kirk – Co-President and Interim Chief Executive Officer

With over 30 years of experience, Kirk has produced more than 270 feature films and TV series. He has served as CEO and board member of multiple public companies and remains a driving force in independent film and television. A key player behind The Hurt Locker and founder of Insight Studios—Canada’s largest indie production house—Kirk brings global reach and hands-on leadership to every project.

Chris Philip – Co-President

A seasoned global entertainment executive, Chris has produced acclaimed series including Sherlock, Daughter, and Departure. A Golden Palm winner at the Beverly Hills Film Festival, he formerly served as VP of NBC Universal International, leading worldwide TV and film distribution. His career includes senior roles at Televisa USA, Power TV (London), Electus-Engine, and co-founding Engine Entertainment.

George Furla–Executive Producer

With a 30-year career and over 100 films produced, George is known for major films like Rambo, Lone Survivor, and Escape Plan. He serves on the advisory board of MetaWorks Platforms and is a strategic advisor to Vuele, a pioneering Web3 film distribution platform.

Recent Financing

During the year ended December 31, 2023, the Company issued convertible debt with principal balances ranging from approximately $25,000 to $111,000. Each debt instrument had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $442,461 from the issuance of the convertible notes.

During the year ended December 31, 2024, the Company issued five convertible debt instruments with principal balances of $25,000. Each debt instrument had the following terms (i) a two-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $125,000 from the issuance of the convertible notes.

Intellectual Property

As a general practice, we will rely upon patent, copyright, trademark, and trade secret laws to protect and maintain our proprietary rights for our products. There are no inherent factors or circumstances associated with this industry, or any of the products or services that we expect to be providing that would give rise to any patent, trademark, or license infringements or violations. We have not entered into any franchise agreements or other contracts that have created or could create obligations or concessions. Our web domain and IP address, as well as company information, will be protected by our domain host. We do not own, either legally or beneficially, any patents or trademarks.

Government Regulation

We are aware that the cost of producing and distributing filmed entertainment has increased substantially in recent years. This is due, among other things, to the increasing demands of creative talent as well as industry-wide collective bargaining agreements. Many screenplay writers, performers, directors, and technical personnel in the entertainment industry who will be involved in our productions are members of guilds or unions that bargain collectively on an industry-wide basis. We have found that actions by these guilds or unions can result in increased costs of production and can occasionally disrupt production operations. If such actions impede our ability to operate or produce a motion picture, it may substantially harm our ability to earn revenue and result in our business to fail.

We are also subject to state and federal work and safety laws and disclosure obligations, under the jurisdiction of the U.S. Occupational Safety and Health Administration and similar state organizations. We intend to use non-unionized talent whenever possible to reduce our costs of production. Notwithstanding, many individuals associated with our productions, including actors, writers, and directors, will be members of guilds or unions that bargain collectively with producers on an industry-wide basis from time to time. Our operations will be dependent upon our compliance with the provisions of collective bargaining agreements governing relationships with these guilds and unions. Strikes or other work stoppages by members of these unions could delay or disrupt our activities. The extent to which the existence of collective bargaining agreements may affect us in the future is not currently known.

Further, with regard to digital content developed for children, a variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet, such as the U.S. Children’s Online Privacy Protection Act and the rules promulgated by the U.S. Federal Trade Commission thereunder (COPPA). COPPA sets forth, among other things, a number of restrictions on what website operators can present to children under the age of 13 and what information can be collected from them.

9

Summary of Risk Factors

Below is a summary of material factors that make an investment in our securities speculative or risky. This summary may not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus. The summary below is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should carefully consider the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:

●	Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

●	Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, and we may not be able to continue operations without additional financing.

●	The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

●	Our management team has limited experience managing a public company.

●	Our IP content packaging business requires minimal investment of capital. However, failure to complete a sale into the market will have adverse effects on the results of operation for the individual project’s development investment.

●	We may not be able to compete with larger agencies such as CAA or WME the majority of whom have greater resources than we currently have.

●	Our IP content creation business is dependent upon the success of a limited number of film releases and digital media streaming sites in any one year, and the unexpected commercial failure of any one of them could have a material adverse effect on our financial results and cash flows.

●	Our lack of diversification may make us vulnerable to oversupply in the market.

●	Our operating results depend on product costs, public tastes, and promotion success.

●	One or two of our contemplated projects may not be accepted by distributors and/or the marketplace, and our business may fail as a direct result of such lack of market acceptance.

●	Our future success depends on our ability to develop and package new series and movies to sell them to streaming sites, movie studios, and distribution channels. The inability to target IP for current market tastes can limit our growth prospects.

●	We rely on third-party relationships with online digital streaming platforms, and we may be unable to secure such relationships.

●	Because of the speculative nature of our business, future operating results are difficult to predict and dependent on external factors.

●	Technological advances may reduce demand for films.

●	A decline in the popularity of entertainment, film, and leisure activities could adversely impact our business.

●	It is possible that our IP projects may infringe on other copyrighted concepts. Litigation arising out of infringement or other commercial disputes could cause us to incur expenses and impair our competitive advantage.

●	Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

10

●	We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

●	As our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

●	Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.

●	We could become involved in litigation matters that may be expensive and time-consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

●	If we fail to protect our intellectual property and proprietary rights adequately, our business could be adversely affected.

●	We rely on information technology systems and could face cybersecurity risks.

●	A significant portion of our revenue in a given period may be derived from a limited number of customers or projects, and the completion or loss of any such project could adversely impact our results of operations.

●	We are transitioning away from production service work to focus on developing and producing our own intellectual property, which exposes us to new risks and uncertainties.

●	The exclusive forum selection provision in our bylaws could limit stockholders’ ability to choose a judicial forum.

●	Investors in this offering will experience immediate and substantial dilution in net tangible book value.

●	There can be no assurance that our shares will be listed on the NYSE American and, if they are, our shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of the NYSE American.

●	There has been no prior public trading market for our shares, and an active trading market may not develop or be sustained following this offering.

●	The trading price of shares of our common stock could be volatile, and you could lose all or part of your investment.

●	If our shares were to be delisted from the NYSE American, they may become subject to the SEC’s “penny stock” rules, in which case broker-dealers may be discouraged from effecting transactions in our shares.

●	There may be future issuances or resales of shares of our common stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise, which may materially and adversely dilute the ownership interest of stockholders.

●	We may issue shares of preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

●	If securities analysts were to downgrade our stock, publish negative research or reports, or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

●	The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

●	Our internal control over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to its effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations, and reputation.

●	Our officers, directors, and principal stockholders currently own a substantial number of shares of our common stock and have, and following the offering will continue to have, the power to significantly influence the vote on all matters submitted to a vote of our stockholders.

●	Management will have broad discretion over the use of our proceeds from this offering.

●	We do not anticipate that we will pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

●	Anti-takeover effects of certain provisions of Nevada state law may hinder a potential takeover of us.

●	For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

●	We are a “smaller reporting company” and, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

●	Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholders.

11

Implications of Being a Controlled Company

As of ______, 2025, our Co-President and Interim Chief Executive Officer, Mr. Kirk Shaw, beneficially owned [●] shares of our common stock, representing [●]% of our issued and outstanding shares of our common stock. Upon completion of this offering, Mr. Shaw will hold approximately [●]% (or [●]% if the underwriters’ overallotment option is exercised in full) of our issued and outstanding common stock. Therefore, following the completion of this offering will continue to be a “controlled company” as defined under Section 303A of the NYSE Listed Company Manual. Mr. Shaw will continue to significantly influence the election of our directors and the outcome of corporate actions requiring stockholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act). For as long as we are an emerging growth company, we will not be required to:

●	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

●	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

●	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), or

●	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of the following:

●	the last day of the fiscal year in which we have $1.235 billion or more in total annual gross revenues;

●	the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

●	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period, or

●	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies.

In addition, “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Corporate Information

Our mailing address is 530 S. 8th Street, Las Vegas, Nevada 89101. Our telephone number is (604)-218-3374. The address of our website is www.ambitious.tv. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

12

The Offering

The following is a summary of certain terms of this offering.

Securities offered by us:	[●] shares of common stock, par value $0.001 per share.

Initial public offering price:	$[●] per share, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus.

Number of shares of common stock outstanding before the offering:	[●] shares.

Number of shares of common stock outstanding after the offering (1):	[●] shares.

Overallotment option:	We have granted the underwriters an option exercisable in whole or in part and from time to time for a period of up to [●] days from the date of this prospectus to purchase from us up to an additional [●] shares of our common stock at the initial public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments, if any.

Use of proceeds:	We estimate that we will receive net proceeds of approximately $[●] million, assuming an initial public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

[Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering], we expect to use the net proceeds from this offering for [__], offering expenses, and other general corporate purposes. We may also use a portion of the proceeds from this offering for [________]. We have not allocated specific amounts of net proceeds for any of these purposes. See “Use of Proceeds”.

Risk factors:	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Lock-up:	We and our directors, officers and certain of our stockholders have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exercisable for shares of our common stock for a period of [●] days after the date of this prospectus. See “Underwriting”.

13

Representative’s Warrants:

We have agreed to issue to the representative of the underwriters or its designees at the closing of this offering, warrants to purchase the number of shares of our common stock equal to [●]% of the aggregate number of shares sold in this offering, including any shares of our common stock sold pursuant to the underwriters’ over-allotment option (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the commencement of sales in this offering. The exercise price of the Representative’s Warrants will equal [●]% of the initial public offering price per share, subject to adjustments. See “Underwriting”.

NYSE Trading Symbol:	We intend to apply have the shares of our common stock offered hereby listed on the NYSE American under the symbol “___”. No assurance can be given that our application will be approved. We will not proceed with this offering in the event shares of our common stock are not approved for listing on the NYSE American.

(1)	The number of shares that will be outstanding after this offering is based on [●] shares of common stock outstanding as of _______, 2025, but excludes:

●	[●] shares of our common stock reserved for future issuance under our equity compensation plans;

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of _____ [●], 2025 with a weighted average exercise price of $[●] per share; and

●	[●] shares of our common stock issuable upon the conversion of convertible notes outstanding as of _______, 2025 with a weighted average conversion price of $[●] per share.

●	[●] shares of our common stock issuance upon exercise by the underwriters of the over-allotment option.

●	No exercise of any Representative’s Warrants.

14

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before deciding whether to invest in our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of the shares of our common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Special Note Regarding Forward-Looking Statements”.

Risks Related to Our Company

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, and we may not be able to continue operations without additional financing.

Our financial statements include an explanatory paragraph from our independent registered public accounting firm expressing substantial doubt about our ability to continue as a going concern. We have incurred significant operating losses since inception and expect to continue to incur losses for the foreseeable future. As of June 30, 2025, March 31, 2025, we had an accumulated deficit of $13,601,180. We expect that our existing cash resources will not be sufficient to fund our operations for the next 12 months. We will need to obtain additional financing to fund our operations and execute our business strategy. There is no assurance that such financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or generate sufficient revenue, we may be forced to significantly curtail or cease operations, which would materially and adversely affect our business, financial condition, and results of operations and could cause investors to lose their entire investment.

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

We commenced operations in September 2020 and consequently have a limited operating history upon which our business and future prospects may be evaluated. Despite the experience and track record of our management team in the entertainment industry, historical results are not indicative of, and may be substantially different than, the results we achieve in the future. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies as described above. We have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in rapidly evolving industries.

We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. If we are unable to do so, our business may suffer, our revenue and operating results may decline, and we may not be able to achieve further growth or sustain profitability.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our relatively small number of key executive management personnel, particularly our Co-President and Interim Chief Executive Officer, Kirk E. Shaw, Yvette Redick and Shaun Redick as well as our other highly skilled personnel. The loss of the services of these key executives, executive management members or other highly skilled personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. Furthermore, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we would expect to experience operational disruptions and inefficiencies during any transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business. We do not maintain “key person” insurance on any of our officers or employees.

Our management team has limited experience managing a public company.

The members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. Our board of directors will contain several members with strong public company experience. There are significant obligations we will be subject to as a public company relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

15

Our IP content packaging business requires minimal investment of capital. However, failure to complete a sale into the market will have adverse effects on the results of operation for the individual project’s development investment.

The production, acquisition and distribution of film or digital media content require a significant amount of capital. Our business model is based on developing and then selling a completed package including creative, Director, lead cast and writers/showrunners attached. Although the production budgets for our sold IP projects will require up to $50 million to produce, these production funds come from the streaming site or studio purchaser of our content, not from Ambitious.

We may not be able to compete with larger agencies such as CAA or WME the majority of whom have greater resources than we currently have.

As an IP development company, we both compete with and work with major U.S. and international talent agencies which have significantly greater resources than we do. Most of the major U.S. agencies have more resources with which to compete for IP, ideas, storylines, and scripts created by their own contracted individuals such as actors, directors and other personnel required for development and packaging. Although they usually don’t have development budgets, this may have an adverse effect on our business, results of operations and financial condition.

Our IP content creation business is dependent upon the success of a limited number of film releases and digital media streaming sites in any one year and the unexpected commercial failure of any one of them could have a material adverse effect on our financial results and cash flows.

Our IP content creation business is substantially dependent upon the success of the number of film releases and digital streaming site acquisitions in any one year. The unexpected delay in release or commercial failure of just one of these films or digital streaming sites could have an adverse impact on our results of operations and cash flows in both the year of release and in the future. Historically, feature films and series that are successful in the domestic online and theatrical market are generally also successful in the international and ancillary markets, although each movie and series is different and there is no way to guarantee such results. The IP packaging model makes Ambitious less dependent on future sales since our investment is paid back at point of sale. If, however, our movies and series fail to achieve domestic sale or box office success, their success in the international sales market, box office and ancillary markets and our business, future fees and profit participation could be adversely affected. Further, we can make no assurances that the historical correlation between sale results to streaming sites and studios and results from international sales and ancillary sales will continue in the future. If our movies and series do not perform well in the domestic or international streaming or theatrical markets and ancillary markets, or our digital media sales do not perform as anticipated, the failure of any one of these could a material adverse effect on our financial results and cash flows. Although we have demonstrated past success and will continue to develop our IP packages until it sells. Although there can be no assurance that every IP we develop will sell into the market on terms that will be acceptable to us, we can continue to develop the IP until it finds a home in the market.

Our lack of diversification may make us vulnerable to oversupplies in the market.

Most of the major U.S. film studios and streaming sites are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, and online streaming sites which can provide both means of distributing their products and stable sources of earnings that offset fluctuations in the financial performance of their motion picture and television operations. The number of series and movies developed and packaged by competitors, particularly the major U.S. talent agencies, online streaming sites and film studios, in any given period may create an oversupply of product in the market, and that may reduce our sales and make it more difficult for our IP content to succeed.

16

Our operating results depend on product costs, public tastes and promotion success.

We expect to generate our future revenue from the development and production of television series, feature films, especially from franchises that include prequels, sequels, animation version and games. Our future revenues will depend upon the timing and the level of market acceptance of our IP content, as well as upon the buyer’s cost to produce, distribute and promote the series and movies. Our IP content creation business approach mitigates the costs of production and marketing the completed series or movie. Our invested development funds are paid back at point of sale to minimize risk. Although we participate in revenues streams from the later production of a series and movie, this can depend primarily on the feature film’s acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of a series and movie also depends upon promotion and marketing and certain other factors. Accordingly, our revenues are, and will continue to be, extremely difficult to forecast.

One or two of our contemplated projects may not be accepted by distributors and/or the marketplace and our business may fail as a direct result of such lack of market acceptance.

The ultimate profitability of any project we offer for sale into the market, depends upon its ultimate appeal to a streaming site or studio in relation to their cost of its production and distribution. The audience appeal of a given concept depends, among other things, on unpredictable critical reviews and changing public tastes, and such appeal cannot be anticipated with certainty. If certain streaming sites or studios do not like, are not willing to pay for, or otherwise do not approve of an individual movie or series we have developed, it may be put on hiatus until we can shape it to meet the needs of a streaming site or studio. To mitigate these issues, our business has multiple and varied IP projects designed for wide market appeal.

Our future success depends on our ability to develop and package new series and movies to sell them to streaming sites, movie studios and distribution channels. The inability to target IP for current market tastes can limit our growth prospects.

Our business success is completely dependent on our ability to successfully develop movies and series for sale to streaming sites, movie studios and distributors who then incur the production costs. Revenues derived from both packaging and later productions fees paid to company will represent vital funds necessary for our continued operations. The loss or damage of any of our business relationships and/or revenues derived therefrom, will limit our ability to sell our projects.

We rely on third party relationships with online digital streaming platforms, and we may be unable to secure such relationships.

We anticipate entering into sales agreements containing revenue sharing provisions with online digital streaming platforms and movie studios that purchase and produce our IP content. Pursuant to these revenue share provisions, we will earn a portion of revenues as fees once our movies and series are produced and distributed online. Although we already have relationships in place, failure to secure such relationships with online digital streaming platforms could have a material adverse effect on our results of operations.

Because of the speculative nature of our business, future operating results are difficult to predict and dependent on external factors.

The film and television content business is extremely competitive and commercial success of any project is often dependent on factors beyond our control, including market acceptance and quality of our services. Each motion picture or series is a unique piece of art that depends on unpredictable audience reaction to determine commercial success. There can be no assurance that our feature films or series will be favorably received by buyers in the market.

We anticipate that our revenues will likely be volatile, and we will likely experience significant quarter-to-quarter fluctuations in revenues and net income or loss. Until we realize consistent revenue and cash flow from developing and selling our IP content our quarter-to-quarter comparisons of historical operating results will not be a good indication of future performance. It is possible that in some future quarter, operating results may fall below expectations of investors and securities analysts, which could have negative impact on the price of our common stock.

17

Technological advances may reduce demand for films.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, we have developed a flexible business model that relies on development of IP for streaming sites as well as movie franchises for potential theatrical release. Shifting consumer tastes and the popularity and availability of other forms of entertainment, make it impossible to accurately predict the overall effect these factors will have on the potential revenue from and profitability of theatrical feature-length motion pictures. Streaming sites also purchase movie franchises so any failure of the theatrical release business would result in a shift to pitching movie packages to streaming sites.

A decline in the popularity of entertainment, film and leisure activities could adversely impact our business.

Because our operations are affected by general economic conditions and consumer tastes, our future success is unpredictable. The demand for entertainment, film, and series as well as leisure activities has historically tended to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions could reduce the level of consumers’ disposable income, in turn, having a material adverse effect on our business, operating results and financial condition and the price of shares of our common stock.

Public tastes are unpredictable and subject to change and may be affected by changes in the country’s political and social climate. A change in public tastes could have a material adverse effect on our business, operating results and financial condition and the price of shares of our common stock.

It is possible that our IP projects may infringe on other copyrighted concepts. Litigation arising out of infringement or other commercial disputes could cause us to incur expenses and impair our competitive advantage.

Although we ensure we have legally secured all IP we develop with scrutinized agreements with the rights holder, we cannot be certain that our projects will not be seen by some to infringe upon existing copyrights or other intellectual property rights held by third parties. We cannot ensure that litigation will not arise from disputes involving these third parties. We may incur substantial expenses in defending against prospective claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters, or materially disrupt the conduct of our business. Our success depends in part on our ability to obtain and enforce intellectual property protection for our projects, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties.

The validity and breadth of claims covered in our copyrights involve complex legal and factual questions and, therefore, may be highly uncertain. No assurances can be given that:

●	that the scope of any future intellectual property protection will exclude competitors or provide competitive advantages to us;

●	that any copyrights will be held valid if subsequently challenged;

●	that others will not claim rights in, or ownership of, the potential copyrights or other proprietary rights we hold; or

●	that our intellectual property will not infringe or be alleged to infringe on the proprietary rights of others.

Furthermore, there can be no assurance that others have not developed or will not legally or illegally develop similar projects. Also, whether or not additional intellectual property protection is issued to the company, others may hold or receive intellectual protection covering projects that were subsequently developed by the company. Although we will have legally secured the IP, no assurance can be given that others will not, or have not independently developed or otherwise acquired substantially equivalent intellectual property.

18

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

To manage our growth effectively, we must continually evaluate and evolve our organization by effectively managing our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of our projects may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, our rapid growth may place a strain on our resources, infrastructure, and ability to maintain the quality of our platform. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Our operating results have fluctuated in the past and we expect our future operating results to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our operating results could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be necessarily indicative of our future operating results. Factors that may cause our operating results to fluctuate include the following:

●	Timing and performance of film releases: Our revenues can vary significantly based on the timing, number, and commercial success of our film releases. Delays in production, unexpected changes in release schedules, or underperformance at the box office or on digital platforms may result in material fluctuations in revenue and profitability.
●	Variability in production and marketing costs: The costs associated with developing, producing, and promoting films can be unpredictable and vary widely from project to project. Budget overruns, changes in production scope, or increased marketing spend may adversely impact our margins and operating results.
●	Shifts in consumer preferences and distribution platforms: Rapid changes in viewer preferences, audience fragmentation, or disruption in traditional distribution channels (such as the decline of theatrical releases in favor of streaming) may impact the demand for our content and affect our ability to monetize it effectively across different platforms.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors.

As our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

We expect to expend resources to grow our business. We anticipate continued growth that could require further financial and other resources to, among other things:

●	Develop, produce, and market original film and television content across multiple formats and platforms;
●	Expand our distribution channels, including direct-to-consumer and streaming platforms, both domestically and internationally;
●	Attract and retain top creative talent, production partners, and promotional collaborators, including social media influencers and brand sponsors.

Investing in the foregoing, however, may not yield anticipated returns. Consequently, as our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control.

We may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures, especially if the offering contemplated by this prospectus is unsuccessful. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We could become involved in litigation matters that may be expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

Although we are not currently involved in any litigation matters, any such litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or we may decide to settle lawsuits on similarly unfavorable terms. Any negative outcome could result in payments of substantial monetary damages or fines, or changes to our products or business practices, and accordingly our business, financial condition, or results of operations could be materially and adversely affected.

19

If we fail to protect our intellectual property and proprietary rights adequately, our business could be adversely affected.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and distribution arrangements with companies for limited durations. Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use property that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to steal our intellectual property. Our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business and results of operations.

We rely on information technology systems and could face cybersecurity risks.

We rely on information technologies and infrastructure to manage our business, including digital storage of marketing strategies, client information, films and digital programming and delivery of digital marketing services. Data maintained in digital form is subject to the risk of intrusion, tampering and theft. The incidence of malicious technology-related events, such as cyberattacks, computer hacking, computer viruses, worms or other destructive or disruptive software, denial of service attacks or other malicious activities is on the rise worldwide. Power outages, equipment failure, natural disasters (including extreme weather), terrorist activities or human error may also affect our systems and result in disruption of our services or loss or improper disclosure of personal data, business information or other confidential information.

A significant portion of our revenue in a given period may be derived from a limited number of customers or projects, and the completion or loss of any such project could adversely impact our results of operations.

Our business model is project-based, and as a result, a significant percentage of our revenue in a given year may be attributable to one or a small number of customers. For example, during the year ended December 31, 2024, we derived approximately 52% of our production service revenue from a single customer, FATE. Once a project is completed, we do not continue to receive revenue from that customer unless we are engaged for new projects. Accordingly, our revenue may fluctuate substantially from period to period depending on the timing, size, and number of projects in progress. If we are unable to replace completed projects with new engagements on a timely basis, or if we lose a significant customer without securing comparable replacement business, our results of operations could be materially and adversely affected.

We are transitioning away from production service work to focus on developing and producing our own intellectual property, which exposes us to new risks and uncertainties.

Historically, a portion of our revenue has been derived from production service work, such as our prior engagement with FATE, which accounted for 52% of our production service revenue in 2024. Beginning in 2025, we have shifted our strategic focus away from production services to exclusively developing, producing, and owning our own intellectual property. While we believe this transition has the potential to create greater long-term value and more predictable revenue opportunities, it also exposes us to additional risks. In particular, producing and owning content involves greater upfront costs, longer development cycles, and uncertainty as to whether a given project will achieve commercial success. Unlike production services, which generally provide contracted fee-based revenue, the success of our business will increasingly depend on our ability to produce commercially viable content and successfully monetize our intellectual property across multiple channels. If our owned content does not achieve market acceptance or generate the expected financial returns, our business, results of operations, and financial condition could be materially and adversely affected.

The exclusive forum selection provision in our bylaws could limit stockholders’ ability to choose a judicial forum

Our amended and restated bylaws include a provision that, to the fullest extent permitted by law, designates the courts of the State of Nevada as the exclusive forum for certain state law claims, including (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee, or stockholder to the Company, (iii) any action asserting a claim arising pursuant to any provision of the Nevada Revised Statutes, our bylaws, or our certificate of incorporation, or (iv) any action asserting a claim governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, the Securities Exchange Act of 1934, or any other claim for which the federal courts have exclusive jurisdiction. For any such federal securities law claims, the district courts of the United States shall be the sole and exclusive forum.

This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing, which may discourage lawsuits against us or our directors, officers, and employees. Stockholders who wish to bring claims in jurisdictions other than Nevada may be forced to incur additional costs to do so or may not be able to pursue certain claims at all. The courts of the State of Nevada may also reach judgments or results that are less favorable to stockholders than other courts that stockholders may have chosen. As a result, the exclusive forum provision in our bylaws may increase the costs for stockholders to bring a claim, discourage the filing of claims, or limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Risks Related to Our Common Stock and this Offering

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price per share will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $[●] per share, based on the assumed public offering price of $[●] per share, the mid-point of the estimated offering price range described on the cover of this prospectus. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

There can be no assurance that our shares and will be listed on the NYSE American and, if they are, our shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of the NYSE American.

We have applied to list the shares of our common stock on the NYSE American, or, under the symbol “___”. An approval of our listing application by the NYSE American will be subject to, among other things, our fulfilling all listing requirements of the NYSE American. In addition, the NYSE American has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from the NYSE American, would make it more difficult for shareholders to sell our common stock and more difficult to obtain accurate price quotations on shares of our common stock. This could have an adverse effect on the price of the shares of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if shares of our common stock are not traded on a national securities exchange.

There has been no prior public trading market for our shares and an active trading market may not develop or be sustained following this offering.

Prior to this offering there has been no prior public trading market for shares of our common stock. We cannot assure you that an active trading market for our shares will develop or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock. Even if an active market for shares of our common stock does develop, the market price of such shares may be highly volatile. In addition to the uncertainties relating to future operating performance and the profitability of operations, factors such as variations in interim financial results or various, as yet unpredictable, factors, many of which are beyond our control, may have a negative effect on the market price of our securities.

20

The trading price of shares of our common stock could be volatile, and you could lose all or part of your investment.

The initial public offering price of our shares was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. The trading price of shares of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of shares of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our shares. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	departures of key personnel;

●	price and volume fluctuations in the overall stock market from time to time;

●	fluctuations in the trading volume of our shares or the size of our public float;

●	sales of large blocks of our common stock;

●	actual or anticipated changes or fluctuations in our operating results;

●	changes in actual or future expectations of our operating results by investors or securities analysts;

●	litigation involving us, our industry or both;

●	regulatory developments in the United States, foreign countries or both;

●	general economic conditions and trends; and

●	major catastrophic events in our domestic and foreign markets.

In addition, if the market for shares of companies in the entertainment industry or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company.

If our shares were to be delisted from the NYSE American, they may become subject to the SEC’s “penny stock” rules in which case broker-dealers may be discouraged from effecting transactions in our shares.

The SEC has adopted rules regulating “penny stocks” that restrict transactions involving stock which is deemed to be penny stock. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges if current price and volume information with respect to transactions in such securities is provided by the exchange). Our securities may in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

There may be future issuances or resales of shares of our common stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise, which may materially and adversely dilute the ownership interest of stockholders.

We are not restricted from issuing additional shares of our common stock in the future, including securities convertible into, or exchangeable or exercisable for, shares of our common stock. Our issuance of such additional shares of common stock in the future will dilute the ownership interests of our then existing stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

21

We may issue shares of preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

If securities analysts were to downgrade our stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities analysts. If no or few securities analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us should downgrade our stock or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related regulations of the SEC and the listing rules of the NYSE American, with which we are not required to comply as a private company. Complying with these statutes, regulations and rules will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

●	institute comprehensive compliance functions commensurate with being a public company;

●	comply with rules promulgated by the NYSE American;

●	continue to prepare and file periodic and other reports with the SEC and prepare and distribute proxy statements in compliance with our obligations under the federal securities laws;

●	establish new internal policies, such as those relating to insider trading; and

●	involve and retain to a greater degree outside counsel and accountants to support the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations and reputation.

After the completion of this offering, we will be subject to a requirement, pursuant to Section 404 of the Sarbanes-Oxley Act, to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. However, because we are an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the earlier of the fifth year following our first annual report required to be filed with the SEC or the date on which we are no longer an emerging growth company. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls will be costly and may divert management’s attention from our business.

22

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we do not adequately implement or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, or suffer other adverse regulatory consequences, including penalties for violation of the NYSE American rules. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. A loss of confidence in the reliability of our financial statements also could occur if we or our independent registered public accounting firm were to report one or more material weaknesses in our internal control over financial reporting. In addition, we may be required to incur costs in improving our internal control system, including the costs of the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations and cash flows and could also lead to a decline in the price of our common stock.

Management will have broad discretion over the use of our proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility, creating a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtaining additional capital and increasing our visibility in the marketplace. Although we have not yet determined with certainty how we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for [__] and other general corporate purposes. We may also use a portion of the proceeds from this offering for [__]. See “Use of Proceeds”. We have not allocated specific amounts of net proceeds for any of these purposes and we cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, we will have broad discretion in using these proceeds and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of our proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not anticipate that we will pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our common stock. As a result, you may only receive a return on your investment in share of our common stock if the market price of our shares increases.

Anti-takeover effects of certain provisions of Nevada state law may hinder a potential takeover of us.

Though we are not currently subject to Nevada’s control share law, in the future, we may become subject to it. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest”, which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

23

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the redemption of such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the “interested stockholder” first becomes an “interested stockholder”, unless the corporation’s board of directors approves the combination in advance or thereafter by both the board of directors and 60% of the disinterested stockholders. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders. The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of us from doing so if it cannot obtain the approval of our board of directors.

In May 2025, Nevada adopted amendments to its corporate law that may further complicate unsolicited takeover attempts. These amendments define a “controlling stockholder” as a person or group having voting power sufficient to elect a majority of the corporation’s directors and impose a limited fiduciary duty on such stockholders not to exert undue influence over directors or officers that would cause a breach of fiduciary duty and confer a material, non-ratable benefit to the controller. The amendments also provide a statutory safe harbour whereby such conflict transactions are presumed valid if approved or recommended by a committee of disinterested directors. This presumption may only be rebutted under limited circumstances. These statutory protections may enhance the influence of our board of directors and significant stockholders and may deter potential acquirors who are unwilling or unable to comply with the procedural requirements under Nevada law.

Our officers, directors and principal stockholders currently own a substantial number of shares of our common stock and have, and following the offering will continue to have, the power to significantly influence the vote on all matters submitted to a vote of our stockholders.

As of ____, 2025, our Co-President and Interim Chief Executive Officer, Mr. Kirk Shaw, beneficially owned [●] shares of our common stock, representing [●]% of our issued and outstanding shares of our common stock. Upon completion of this offering, Mr. Shaw will hold approximately [●]% (or [●]% if the underwriters’ overallotment option is exercised in full) of our issued and outstanding common stock. As a result, Mr. Shaw will have the ability to control matters affecting our stockholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares of our common stock. After the offering and listing of our shares of common stock on the NYSE American, we will be a “controlled company” within the meaning of the NYSE American listing rules. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other stockholders and be disadvantageous to our stockholders with interests different from those individuals. Therefore, you should not invest in reliance on your ability to have any control over our company.

24

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosures regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable.

We will remain an emerging growth company for up to five full fiscal years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates (and have been a public company for at least 12 months and have filed one annual report on Form 10-K with the SEC), or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are a “smaller reporting company” and, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholders.

Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering at an assumed offering price of $[●] per share, the mid-point of the estimated offering price range described on the cover of this prospectus, our existing stockholders will own approximately % of our common stock assuming there is no exercise of the underwriters’ over-allotment option.

After completion of this offering at an assumed offering price of $[●] per share, the mid-point of the estimated offering price range described on the cover of this prospectus, there will be shares of our common stock outstanding. In addition, our certificate of incorporation, as amended, permits the issuance of up to approximately additional shares of common stock after the completion of this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase shares of our common stock in this offering.

We and our officers, directors and certain stockholders have agreed, subject to customary exceptions, not to, without the prior written consent of the underwriters, during the period ending [●] days from the date of this offering, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of our common stock, enter into any swap or other derivatives transaction that transfers to another any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other our securities or publicly disclose the intention to do any of the foregoing.

25

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $[●] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, or $[●] million if the underwriters exercise their over-allotment option in full.

We currently expect to use the net proceeds of this offering for [__], and other general corporate purposes including the creation of a dedicated development fund to transform IP into television series or movies.

We may also use a portion of the proceeds from this offering for [__]. we have not allocated specific amounts of net proceeds for any of these purposes.

The company intends to attract higher profile and more valuable IP as well as develop new and existing IP into franchises that would include sequels, spin-offs, prequels, animated versions, and video games by building on the company’s current relationship with Netflix which is poised to become a major player in online video games.

Each $1.00 increase or decrease in the assumed public offering price of $[●] per share would increase or decrease the net proceeds to us from this offering by approximately $[●], assuming that the amount of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase or decrease of [●] shares of common stock offered by us in this offering would increase or decrease the net proceeds to us by approximately $[●], assuming that the assumed price per share to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change by these amounts in the offering price to the public or the common stock offered by us would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

Assuming the maximum amount of shares of common stock are sold by us, we expect that the net proceeds, together with our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least [●] months. In addition, we have granted the representative of the underwriters a [●]-day option to purchase up to additional shares of common stock solely to cover over-allotments of shares in this offering. We will use the proceeds from the sale of these additional shares for working capital and general corporate purposes.

The expected use of net proceeds represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of such net proceeds.

In addition, we plan to invest these proceeds in short term investments until needed for the uses described above.

The dedicated development funds invested by the company are recoupable with a 50% return at the time a project is developed and successfully greenlit for production by a streaming site or studio. The fund is designed to reinvest these funds as received on an expected cash flow timeline of up to 18 months per investment. The dedicated development funds over the 18 months cycle are designed to continue to be reinvested in new IP development starting a new 18-month cycle utilizing the same funds.

26

DIVIDEND POLICY

We have not historically declared dividends on our common stock, and we do not currently intend to pay dividends on our common stock. The declaration, amount and payment of any future dividends on shares of our common stock, if any, will be at the sole discretion of our board of directors, out of funds legally available for dividends. We anticipate that we will retain our earnings, if any, for the growth and development of our business.

27

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2025 as follows:

●	on an actual basis, and

●	on a pro forma basis after giving effect to the sale and issuance of shares of common stock pursuant to this public offering at an initial public offering price of $[●] per share, the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Actual	Pro Forma

Cash	$1519	$
Total indebtedness	2,760,660
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized;
237,340 shares issued and outstanding on an actual basis and [No] shares issued and outstanding on a pro forma basis as of June 30, 2025, respectively	24
Common stock, $0.001 par value; 150,000,000 shares authorized;
8,437,500 shares issued and outstanding on an actual basisand [●] shares issued and outstanding on a pro forma basis as of June 30, 2025, respectively	844
Additional paid-in capital	2,639,832
Accumulated deficit	(13,601,180)
Total Stockholders’ Equity	$(10,960,480)		$-
Total Capitalization	$(8,199,819)		$-

28

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share paid by purchasers of shares in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Our historical net tangible book value (deficit) as of June 30, 2025 was $(10,960,480) or $(1.30) per share of common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities, divided by the shares of common stock outstanding as of June 30, 2025.

Our pro forma net tangible book value (deficit) as of June 30, 2025 was $[●] or $[●] per share of common stock. Our pro forma net tangible book value (deficit) represents pro forma total tangible assets less pro forma total liabilities and pro forma net tangible book value (deficit) per share represents pro forma net tangible book value divided by the total number of shares outstanding as of ______, 2025, each after giving effect to the sale and issuance of [●] shares of common stock, pursuant to this public offering at a public offering price of $[●] per share of common stock, which is the mid-point of the estimated offering price range described on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our pro forma as adjusted net tangible book value (deficit) represents our pro forma net tangible book value (deficit). Our pro forma as adjusted net tangible book value as of June 30, 2025 would have been $[●] or $[●] per share of common stock. This amount represents an immediate increase in historical net tangible book value of $[●] per share to existing stockholders and an immediate dilution of $[●] per share to new investors purchasing shares in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share	$	[●]
Historical net tangible book value per share as of June 30, 2025	$	[●]
Increase in pro forma net tangible book value (deficit) per share attributed to new investors purchasing shares from us in this offering	$	[●]
Pro forma net tangible book value (deficit) per share as of June 30, 2025 after giving effect to this offering	$	[●]
Increase in pro forma as adjusted net tangible book value (deficit) per share	$	[●]
Pro forma as adjusted net tangible book value (deficit) per share as of June 30, 2025	$	[●]
Dilution per share to new investors in this offering	$	[●]

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering to be determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) the pro forma net tangible book value per share by approximately $[●], assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions.

The following table summarizes as of June 30, 2025, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders, and (ii) to be paid by investors purchasing shares of our common stock in this offering at an assumed public offering price of $[●] per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors
Total		100.0%		$	100.0%		$

The number of shares that will be outstanding after this offering is based on [●] shares of common stock outstanding as of _________, 2025, but excludes:

●	[●] shares of our common stock reserved for future issuance under our equity compensation plans;

●	[●] shares of our common stock issuable upon the exercise of options outstanding as of _____, 2025 with a weighted average exercise price of $[●] per share; and

●	[●] shares of our common stock issuable upon the conversion of convertible notes outstanding as of _________, 2025 with a weighted average conversion price of $[●] per share.

●	[●] shares of our common stock issuance upon exercise by the underwriters of the over-allotment option.

●	No exercise of any Representative’s Warrants.

To the extent that new options or other securities are issued under our equity incentive plan, or we issue additional shares of common stock or preferred stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Interim Report on Form 10-Q contains, contains forward-looking statements regarding our business, financial condition, results of operations and prospects. The Securities and Exchange Commission (the “SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Interim Report on Form 10-Q and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management’s plans and assumptions regarding future events or performance. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance or results of current and anticipated sales efforts, expenses, the outcome of contingencies, such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” detailed in the Company’s Form 10 and S-1 registration statements and matters described in this Form 10-Q generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. We intend that all forward-looking statements be subject to the safe harbor provisions of the PSLRA.

The following discussion should be read in conjunction with our unaudited condensed financial statements and the related notes that appear elsewhere in this interim report on Form 10-Q.

Overview and History

Incorporated in Nevada in September 2020, Ambitious Entertainment is a leading independent media entertainment company that sources, finances, develops, and produces IP-based series and movies in “partnership” with the industry’s foremost creative artists, streaming sites, and studios. Collectively, the Ambitious team has earned more than $4 billion in the box office as well as accolades that include three Academy Awards: Best Picture Oscar 2010, Best Adapted Screenplay Oscar 2019, and Best Original Screenplay Oscar 2018. Ambitious markets its specialized IP development services to all major studios, streamers, and agencies, with the Ambitious Team meeting with heads of all major studios, streaming sites, and key distributors monthly in Los Angeles, California. Leading executives in Hollywood actively seek out our producers to review our current slate of projects and to bring Ambitious new projects to develop and package.

For the six months ended June 30, 2025, and June 30, 2024, the unaudited interim financial statements have been prepared by management in accordance with the condensing rules of the United States Securities and Exchange Commission.

Results of Operations

The following analysis on results of operations was based primarily on the unaudited condensed consolidated financial statements, footnotes and related information for the period identified below and should be read in conjunction with the unaudited condensed consolidated financial statements and the notes to those statements for the six months ended June 30, 2025, and 2024, which are included elsewhere in this interim report on Form 10-Q. The results discussed below are for the six months ended June 30, 2025, and 2024.

	For the Six Months Ended
	June 30, 2025	June 30, 2024
Total revenue	$25,000	$2,159,477
Cost of revenue	-	(1,088,363)
Gross profit	25,000	1,071,114
Operating expenses	(2,507,742)	(152,839)
Other income	-	20,298
Interest expense	(119,600)	(473,934)
Gain (loss) on transfer of corporate and member interest	1,008,080	(791,140)
Change in fair value of derivative liability	1,885,519	(142,972)
Loss on impairment of investment	(128,650)	-
Exchange gain	452	-
Net income (loss)	$163,059	$(469,473)

30

Revenue

For the six months ended June 30, 2025, we recorded $25,000 in revenue, compared to approximately $2.2 million for the same period in 2024. The decrease in revenue in 2025 was primarily due to the Company’s strategic decision to pause film production activities during the first and second quarters of 2025 to focus on completing financial audits for 2023 and 2024 and preparing for new film projects scheduled to commence later in 2025. In contrast, the revenue in 2024 was driven by the development and production of IP-based films.

Revenue Concentration

The Company’s revenue is derived from production service contracts, resulting in a concentration of revenue among a limited number of customers. The following table summarizes the revenue generated for the six months ended June 30, 2025, and 2024.

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2025		2024
Film	Revenue	% of Total Revenue	Revenue	% of Total Revenue
AMFAD	$-	N/A	$396,257	18.35%
CD	-	N/A	10,440	0.48%
VPER	-	N/A	1,048,780	48.57%
Other	25,000	100.00%	704,000	32.60%
Total	$25,000		$2,159,477	100%

The Company generated $25,000 in revenue during the six months ended June 30, 2025, related to producer fees paid resulting from surplus tax credits. For the six months ended June 30, 2024, the film VPER accounted for 48.57% of total revenue, representing the largest single customer. The reliance on a concentrated customer base poses risks to the Company’s revenue stability, as the loss of or reduced activity from any significant customer could adversely impact financial results.

Cost of Revenues

Cost of revenue was $0 for the six months ended June 30, 2025, compared to approximately $1.1 million for the same period in 2024. The lack of cost of revenue in 2025 corresponds directly to the absence of film production activities, as no direct costs such as production crew, equipment, or location expenses were incurred. In 2024, the cost of revenue was attributable to expenses associated with active film projects, including talent fees, production costs, and post-production expenses.

Operating Expenses

Operating expenses rose substantially to approximately $2.5 million for the six months ended June 30, 2025, compared to approximately $153 thousand for the same period in 2024. The increase was primarily attributable to approximately $1.8 million in share-based compensation related to consulting services in 2025, incurred to attract and retain key consultants supporting the Company’s strategic planning and pre-production activities. In the comparable 2024 period, share-based compensation totaled approximately $67 thousand.

Executive-related costs also contributed to the increase, including CEO fees of $180 thousand and CFO accounting services of approximately $103 thousand in 2025, compared to $0 and approximately $16 thousand, respectively, in 2024. These expenses reflect the engagement of executive leadership to oversee completion of the 2023 and 2024 audits and the preparation of the S-1 registration statement.

Additional increases in 2025 included audit fees of approximately $47 thousand, legal fees of approximately $23 thousand, and consulting expenses of approximately $260 thousand, versus approximately $8 thousand in legal fees, $17 thousand in consulting expenses, and no audit fees in 2024. These increases primarily reflect the Company’s emphasis on audit completion and regulatory compliance.

Other operating expenses included a reduction in office rent to approximately $4 thousand in 2025 from approximately $8 thousand in 2024, consistent with reduced leased office space as production activities were paused. The Company also recorded approximately $5 thousand in bad debt expense in 2025, with no comparable expense in 2024. Minor items such as bank charges, professional fees, and accounting fees remained relatively consistent or increased modestly due to the administrative demands of 2025.

Other Income

No other income was recorded for the six months ended June 30, 2025, compared to approximately $20 thousand for the same period in 2024. The other income in 2024 primarily consisted of miscellaneous non-operating income comprised of reimbursements related to prior projects. The absence of such income in 2025 reflects the Company’s focus on audit and pre-production activities, which did not generate similar miscellaneous income.

Interest Expense

Interest expense decreased to approximately $120 thousand for the six months ended June 30, 2025, from approximately $474 thousand for the same period in 2024. The reduction in interest expense was primarily due to the production financing related to project in 2024 that the Company did not incur in the comparable period in 2025.

Gain on Transfer of Corporate and Member Interest

For the six months ended June 30, 2025, the Company recorded a gain of approximately $1 million on the transfer of corporate and member interest, compared to a loss of approximately $791 thousand for the same period in 2024. The gain in 2025 resulted from a strategic restructuring transaction involving the transfer of certain corporate or member interests at a favorable valuation, reflecting improved market conditions or negotiated terms. In contrast, the loss in 2024 was due to a transfer executed under less favorable terms, potentially driven by the need to raise capital or settle obligations during a period of active production.

31

Change in Fair Value of Derivative Liability

The Company recorded a gain of approximately $1.9 million from the change in fair value of derivative liability for the six months ended June 30, 2025, compared to a loss of approximately $143 thousand for the same period in 2024. The significant gain in 2025 was driven by favorable changes in the valuation of derivative instruments, likely due to fluctuations in market conditions, such as interest rates or the Company’s credit profile, which positively impacted the fair value of these liabilities. In 2024, the loss reflected adverse changes in the valuation of similar instruments, possibly due to market volatility or changes in the underlying assumptions used in the valuation model.

Loss on Impairment of Investment

The Company recorded a loss on impairment loss of approximately $129 thousand during the six months ended June 30, 2025, compared to no impairment loss during the comparable period in 2024.

Non-GAAP Financial Measure – Adjusted EBITDA

We use Adjusted EBITDA to evaluate our operating performance and to facilitate period-to-period comparisons. Adjusted EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization, and further adjusted to exclude stock-based compensation, changes in fair value of derivative liabilities, and certain other non-cash or non-recurring items. We believe this measure is useful to investors because it provides insight into our operating results, independent of the impact of non-cash charges. A reconciliation of net loss to Adjusted EBITDA is included below.

Reconciliation of Net Loss to Adjusted EBITDA

	For the Six Months Ended
	June 30, 2025	June 30, 2024

Net income (loss) per GAAP	$163,059	$(469,473)
Additions:
Interest	119,600	473,934
Taxes	-	-
Depreciation	-	-
Amortization	-	-
Stock-Based Compensation	1,847,750	399,000
Change in Fair Value of Derivative Liabilities	(1,885,519)	142,972
Adjusted EBITDA (Non-GAAP)	$244,890	$546,433

Fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023

The following analysis on results of operations was based primarily on the consolidated financial statements, footnotes and related information for the period identified below and should be read in conjunction with the audited consolidated financial statements and the notes to those statements for the years ended December 31, 2024, and 2023, which are included elsewhere in this annual report on Form 10-K. The results discussed below are for the years ended December 31, 2024, and 2023.

The following table presents our results of operations for the fiscal years ended December 31, 2024 and December 31, 2023:

	For the Years Ended
	December 31,
	2024	2023
Total revenue	$9,289,445	$7,028,441
Cost of revenue	(11,232,576)	(2,629,827)
Gross profit	(1,943,131)	4,398,614
Operating expenses	(1,052,166)	(3,116,940)
Other income	23,099	15,491
Interest expense	(921,653)	(1,364,645)
Gain on transfer of corporate and member interest	1,933,261	-
Change in fair value of derivative liability	(201,422)	(3,066,579)
Loss on impairment of investments	(85,837)	-
Net loss	$(2,247,849)	$(3,134,059)

Revenue

In the years ended December 31, 2024, and 2023, the Company engaged in the development and production of IP-based movies and recognized revenue of $9,289,445 and $7,028,441, respectively.

32

Revenue Concentration

The Company’s revenue is derived from production service contracts resulting in a concentration of revenue among a limited number of customers. The following table summarizes the revenue generated for the years ended December 31, 2024, and 2023:

Film	Revenue - 2024	% of Total Revenue (2024)	Revenue - 2023	% of Total Revenue (2023)
AMFAD	$396,257	4.27%	$2,331,015	33.17%
CD	10,440	0%	1,645,330	23.41%
VPER	1,048,780	11%	802,096	11.41%
FATE	4,851,181	52%	-	-
GOR	2,278,787	25%	-	-
DMH	-	0%	2,250,000	32.01%
Other	704,000	8%	-	-
Total	$9,289,445	100%	$7,028,441	100%

For the year ended December 31, 2024, Customer FATE accounted for 52% of total revenue, representing the largest single customer. Similarly, in 2023, Customer AMFAD accounted for 33.17% of total revenue. The reliance on a concentrated customer base poses risks to the Company’s revenue stability, as the loss of or reduced activity from any significant customer could adversely impact financial results.

Cost of Revenue

Costs of revenue for the years ended December 31, 2024, and 2023, totaled $11,232,576 and $2,629,827, respectively. The cost of revenue consisted of expenses incurred related to film production.

Gross Profit

For the year ended December 31, 2024, the Company experienced a significant decrease in gross profit, swinging from $4.4 million in 2023 to a gross loss of $1.9 million in 2024. This volatility was primarily driven by the following factors:

1.	Film Production Cost Overruns

○	Two of the Company’s productions incurred unexpected cost overruns totaling approximately $1.8 million. These overruns were attributed to increased labor costs and higher-than-anticipated post-production expenses.

○	The Company has implemented enhanced budgetary controls and monitoring processes to mitigate the risk of future cost overruns.

2.	Recognition of Costs Related to Fully Realized Revenue

○	During 2024, the Company recognized costs of goods sold in the amount of $650,000 related to an investment in a film for which all associated revenue was fully realized during the year. This timing difference significantly impacted gross profit.

3.	Impairment of Third-Party Film Investment

○	The Company impaired an investment in a third-party film amounting to $85,837. This impairment reflects management’s evaluation of the project’s future recoverability and aligns with the Company’s policy for recognizing impairments.

4.	Labor and Material Inflation

○	The overall cost environment in the entertainment industry, particularly for labor and materials, saw inflationary pressures in 2024, contributing to higher production costs.

33

While no additional impairments were recognized during the year, the $11.2 million in total production costs for 2024 represents an elevated risk profile for certain projects. Management remains committed to addressing these challenges through improved cost management strategies and project-level oversight.

Operating Expenses

Operating expenses consisted of selling, general, and administrative costs of $1,052,166 and $2,943,547 and selling, general, and administrative – related party costs of $0 and $173,393 for the year ended December 31, 2024, and 2023, respectively.

Other Income

Other income for the year ended December 31, 2024, totaled $23,099, which primarily consisted of interest income and bond refunds. Other income for the year ended December 31, 2023, totaled $15,491, respectively, which consisted of film commissions and a bond refund.

Interest Expense

Interest expense for the years ended December 31, 2024, and 2023, totaled $921,653 and $1,364,645, respectively, related to production loans and convertible notes.

Gain on Transfer of Corporate and Member Interest

For the year ended December 31, 2024, the Company recognized a gain on transfer of corporate and member interest related to four subsidiaries totaling $1,933,261.

Change in Fair Value of Derivative Liability

The Company recorded a change in fair value derivative of $201,422 and $3,066,579, respectively for the years ended December 31, 2024, and 2023.

Reconciliation of Net Loss to Adjusted EBITDA

	For the Years ended
	December 31,
	2024	2023
Net loss per GAAP	$(2,247,849)	$(3,134,059)
Additions:
Interest	921,653	1,364,645
Taxes	-	-
Depreciation	-	-
Amortization	-	-
Stock-Based Compensation	1,216,000	-
Change in Fair Value of Derivative Liabilities	201,422	3,066,579
Adjusted EBITDA (Non-GAAP)	$91,226	$1,297,165

34

Liquidity and Capital Resources

Liquidity

For the six months ended June 30, 2025 and June 30, 2024

On June 30, 2025, we had a negative working capital of $10,960,480, which included cash of $1,519. We reported a net income of $163,059, and our net cash used in operating activities for the six months ended June 30, 2025, totaled $275,712. There were no cash flows from investing activities during the six months ended June 30, 2025, and our cash provided by financing activities for the six months ended June 30, 2025, totaled $264,875.

Our sources and uses of cash were as follows:

Cash Flows from Operating Activities

We experienced negative cash flows from operating activities of approximately $275 thousand for the six months ended June 30, 2025. Net cash used in operating activities primarily reflected net income and comprehensive income of $214,488, adjusted for non-cash items and changes in working capital. Significant non-cash adjustments included amortization of debt discount and issuance costs of approximately $5,200, stock-based compensation of approximately $1.85 million, a loss on impairment of investment of approximately $129 thousand, a decrease related to the change in fair value of derivatives of approximately $1.89 million, and a gain on the transfer of interest in subsidiaries of approximately $1.1 million. Changes in operating assets and liabilities included an increase in accounts payable of approximately $61 thousand, an increase in accrued expenses of approximately $314 thousand, a decrease in accounts receivable of approximately $105 thousand, and a decrease in prepaid expenses of approximately $4,200.

We experienced negative cash flows from operating activities of approximately $78 thousand for the six months ended June 30, 2024. Net cash used in operating activities primarily reflected net loss and comprehensive loss of 474,899, adjusted for non-cash items and changes in working capital. Significant non-cash adjustments included amortization of debt discount and issuance costs of approximately $160 thousand, an increase related to the change in fair value of derivatives of approximately $143 thousand, stock-based compensation of approximately $399 thousand, and a loss on the transfer of interest in subsidiaries of approximately $583 thousand. Changes in operating assets and liabilities included an increase in accounts receivable of approximately $1.1 million, a decrease in accounts payable of approximately $211 thousand, an increase in accrued expenses of approximately $124 thousand, a decrease in other receivables of approximately $3,300, a decrease in tax credit receivable of approximately $28 thousand, and a decrease in prepaid expenses of approximately $229 thousand.

Cash Flows from Investing Activities

For the six months ended June 30, 2025, there were no inflows or outflows of cash related to investing activities. We experienced negative cash flows from investing activities of approximately $562 thousand for the six months ended June 30, 2024, related to investments in film projects.

Cash Flows from Financing Activities

We experienced positive cash flows from financing activities for the six months ended June 30, 2025, in the amount of approximately $265 thousand. We received proceeds notes payable, advances from related parties, and issuance of common stock of $25,000, approximately $353 thousand, and $2,500, respectively. We remitted payments to related ted parties of approximately $115 thousand.

We experienced positive cash flows from financing activities for the six months ended June 30, 2024, in the amount of approximately $564 thousand. We received proceeds from production financing, advances from related parties, and issuance of convertible notes payable of approximately $482 thousand, approximately $46 thousand, and $100 thousand, respectively. We remitted payments to related parties of approximately $64 thousand.

Non-Cash Transfers of Interest

During the six months ended June 30, 2025, the Company executed an Instrument of Transfer of Limited Liability Company Interest, pursuant to which it sold, assigned, conveyed, and transferred 100% of its ownership interest in FATE USA, LLC, to a third-party transferee for a total consideration of $10. In Instrument of Transfer of Limited Liability Company Interest agreement, the transferee accepted all Company contractual obligations, and the Company has no further responsibility or obligations related to FATE. The transferred subsidiary owned the film rights to FATE.

During the six months ended June 30, 2024, the Company transferred its 100% interest in AMFAD and CD, to Press Play Productions, LLC, a related party for a total consideration of $20. The transferred subsidiaries owned the film rights to All My Friends are Dead and Cold Deck (See Note 13).

Additionally, during the six months ended June 30, 2024, the Company transferred its 100% interest in Viper to an unrelated third party for total consideration of $10. The transferred subsidiary owned the film rights to Viper (See Note 13).

35

For the fiscal year ended December 31, 2024 and December 31, 2023

On December 31, 2024, we had negative working capital of $12,682,410, which included cash of $12,356, inclusive of reserved cash of $8,735. We reported a net loss of $2,247,849 and our net cash used in operating activities totaled $5,128,724 our cash used in investing totaled $20,837, and out cash provided by financing activities totaled $5,077,740.

Our sources and uses of cash were as follows:

Cash Flows from Operating Activities

We experienced negative cash flows from operating activities for the year ended December 31, 2024, in the amount of $5,128,724. The net cash used in operating activities for the year ended December 31, 2024, primarily reflected a net loss of $2,258,151 adjusted for the add-back of non-cash items consisting of amortization of debt discount and debt issuance cost of $215,761, a change in fair value derivative of $201,422, decrease in investments (non-cash) of $99,070, impairment loss of $85,837, stock-based compensation of $1,216,001, gain on transfer of interest in subsidiaries of $503,132 offset with a change operating assets and liabilities consisting of an increase in accounts payable of $219,850, a decrease in accrued expenses of $952,191, a decrease in accounts receivable of $2,866,973, a decrease of tax credit receivable of $681,727, an increase in other receivable of $28,101, and a decrease of prepaid expenses of $123,610.

We experienced negative cash flows from operating activities for the year ended December 31, 2023, in the amount of $4,646,188. The net cash used in operating activities for the year ended December 31, 2023, primarily reflected a net loss of $3,162,100 adjusted for the add-back of non-cash items consisting of amortization of debt discount and debt issuance cost of $496,894, a change in fair value derivative of $3,066,579, decrease in investments (non-cash) of $103,500, modification of debt of $8,333 offset with a change operating assets and liabilities consisting of an increase in accounts payable of $525,931, an increase in accrued expenses of $574,547, an increase in accounts receivable of $5,457,441, an increase of tax credit receivable of $358,126, an increase in other receivable of $27,024, an increase of prepaid expenses of $357,301, a decrease in content assets of $190,020, and an increase in deferred offering costs of $250,000.

Cash Flows from Investing Activities

We experienced negative cash flows from investing activities of $20,837. The net cash used in investing activities included investments of $20,837 for the year ended December 31, 2024, compared to negative cash flows from investing activities of $396,220 for the year ended December 31, 2023, relating to investments.

Cash Flows from Financing Activities

We experienced positive cash flows from financing activities for the year ended December 31, 2024, in the amount of $5,077,740. We received proceeds from production financing, advances from related parties, proceeds from issuance of convertible notes payable, and capital contributions of $3,151,977, 217,005, $125,000, and $2,055,275, respectively. We remitted payments for production financing, advances from related parties, and debt issuance costs of $358,300, $101,572, and $11,645, respectively.

We experienced positive cash flows from financing activities for the year ended December 31, 2023, in the amount of $5,089,581. We received proceeds from production financing, short term production loans, advances from related parties, and issuance of convertible notes payable of $76,074, $4,146,503, 774,152, and 442,460, respectively. We remitted payments for production financing and advances from related parties of $178,079 and $171,529, respectively.

Non-Cash Transfers of Interest

On March 31, 2024, the Company transferred its 100% interest in AMFAD and CD, to Press Play Productions, LLC, a related party for a total consideration of $20. The transferred subsidiaries owned the film rights to All My Friends are Dead and Cold Deck (See Note 13).

34

Additionally, on March 31, 2024, the Company transferred its 100% interest in Viper to an unrelated third party for total consideration of $10. The transferred subsidiary owned the film rights to Viper (See Note 13).

On August 14, 2024, the Company transferred 80% of its ownership interest in DMH Production LLC equally to two unrelated third parties for total consideration of $10. The Company retained a 20% ownership interest in DMH post-transaction. The transferred subsidiary owned the film rights to Dead Man’s Hand (See Note 13).

Finally, on December 1, 2024, the Company transferred its 100% interest in GOR to an unrelated third party for total consideration of $10. The transferred subsidiary owned the film rights to Guns of Redemption (See Note 13).

Recent Financing

During the year ended December 31, 2023, the Company issued convertible debt with principal balances ranging from approximately $25,000 to $111,000. Each debt instrument had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $442,461 from the issuance of the convertible notes.

During the year ended December 31, 2024, the Company issued five convertible debt instruments with principal balances of $25,000. Each debt instrument had the following terms (i) a two-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $125,000 from the issuance of the convertible notes.

Related Party Disclosure

Press Play Productions, LLC, is a related party. The president of Press Play Productions is the son of the Company’s CEO. The transfer of AMFAD and CD included provisions stipulating that the transferee assumes all contractual obligations and liabilities of the transferred subsidiaries, and the transferor retains no further responsibility for these obligations (See Note 13).

Reason for the Transfer

The transfers were part of the Company’s strategy to divest film projects once all anticipated revenue had been realized and the Company determined that there would be no further significant benefit derived from retaining the films. This strategy aligns with the Company’s focus on producing new film projects rather than managing completed ones (See Note 13).

Accounting Treatment

For the six months ended June 30, 2025 and June 30, 2024

The transfers of interest were accounted for as the deconsolidation of a subsidiaries. As a result:

●	A pre-tax gain of $1,008,080 was recognized in the unaudited consolidated statement of operations under “Other Income (Expenses)” as a Gain (loss) on Transfer of Corporate and Member Interest for the six months ended June 30, 2025.

●	A pre-tax loss of $791,140 was recognized in the unaudited consolidated statement of operations under “Other Income (Expenses)” as a Gain (loss) on Transfer of Corporate and Member Interest for the six months ended June 30, 2024.

The results of operations of FATE were included in the unaudited consolidated financial statements through June 30, 2025 (See Note 13).

The results of operations of AMFAD, CD, and Viper were included in the unaudited consolidated financial statements through June 30, 2024 (See Note 13).

For the fiscal year ended December 31, 2024 and December 31, 2023

The transfers of interest were accounted for as the deconsolidation of a subsidiaries. As a result:

●	A pre-tax gain of $1,933,261 was recognized in the consolidated statement of operations under “Other Income (Expenses)” as a Gain on Transfer of Corporate and Member Interest.

The results of operations of AMFAD, CD, and Viper were included in the consolidated financial statements through March 31, 2024.

36

The results of operations of DMH were included in the consolidated financial statements through August 14, 2024.

The results of operations of GOR were included in the consolidated financial statements through December 1, 2024 (See Note 13).

Financial Impact

The following balances were removed from the consolidated balance sheet as of the respective transfer dates (See Note 13):

January 1, 2025 – FATE USA, LLC

●	Carrying amount of assets derecognized: $440,288
●	Carrying amount of liabilities derecognized: $1,448,437
●	Net liabilities derecognized: $(1,008,149)
●	Total consideration received: $10 (non-cash)
●	Gain on deconsolidation: $1,008,080
●	Portion of gain from remeasurement of retained interest: N/A – No retained interest
●	Description of any retained interest and accounting method: None
●	Nature of consideration: Legal assignment of ownership; no cash received
●	Other significant arrangements: Transferee assumed all obligations; Company retains no ongoing involvement or commitments

March 31, 2024 – AMFAD, CD, and Viper

●	Carrying amount of assets derecognized: $6,351,903
●	Carrying amount of liabilities derecognized: $5,659,783
●	Net assets derecognized: $692,120
●	Total consideration received: $30 (non-cash)
●	Loss on deconsolidation: $(791,140)
●	Portion of loss from remeasurement of retained interest: N/A – No retained interest
●	Description of any retained interest and accounting method: None
●	Nature of consideration: Legal transfer; no cash received
●	Other significant arrangements:

○	AMFAD and CD were transferred to Press Play Productions, LLC, a related party.
○	The president of Press Play Productions is the son of the Company’s CEO.
○	Transferee assumed all obligations and liabilities; the Company retains no further responsibility.

37

Cash Flow Statement Impact

The transactions had no direct cash flow impact, as no cash was received (See Note 13).

Post-Transfer Obligations

Under the terms of the transfer agreements, the transferees assumed all contractual obligations and liabilities of the respective subsidiaries. The Company retains no post-transfer obligations related to these entities (See Note 13).

Promissory Note

During the year ended December 31, 2022, the Company issued promissory notes to our related parties, totaling $334,072. The promissory notes mature (i) when the Company gets a financing with 25% of any financing going towards loan repayment until it is all paid or (ii) December 31, 2025, and bear interest at the rate of 10% per annum.

The promissory notes are recorded on the Company’s balance sheet under Due to related parties.

Transactions

Prior to the year ended December 31, 2023, the Company had a liability of $367,167 from related party advances. During the year ended December 31, 2023, the Company received related party advancements totaling $774,151 and made repayments of $171,529 to related parties. Additionally, the Company reclassified a related party loan of $75,000 to convertible debt. As of December 31, 2023, the net increase in related party obligations amounted to $527,622, which is recorded under due to related parties on the balance sheet. The reclassification of the related party loan to convertible debt is a non-cash transaction and has been disclosed accordingly in the financial statements.

During the year ended December 31, 2024, the Company received $217,005 in advances from related parties, the Company made repayments of $101,572 and the Company transferred $376,890 of related party obligations as a result of corporate and membership transfer interest agreements (see Note 13).

During the six months ended June 30, 2025, the Company received approximately $353 thousand in advances from related parties, and the Company made repayments of approximately $115 thousand.

During the six months ended June 30, 2024, the Company received approximately $46 thousand in advances from related parties, and the Company made repayments of approximately $64 thousand

Availability of Additional Funds

Based upon our cash and working capital deficiency, we require additional equity and/or debt financing to continue our operations. These conditions indicate that there is substantial doubt about our ability to continue as a going concern within one from the date of these financial statements.

We are currently funding our operations on a month-to-month basis prior to the receipt of the proceeds of this offering. Management recognizes the need to obtain additional resources to support operations in 2025 and beyond. To address these liquidity challenges, management has developed the following plans:

1.	Near-Term Capital Raise:

○	Management plans to raise $1,000,000 within one month of filing its Form S-1. The funding is expected to be secured through convertible debt with terms of 1-3 years and an interest rate of 7%. The Company is actively negotiating with 2-3 merchant banks to finalize this raise.

○	The $1,000,000 funding is projected to cover operating expenses until the Company lists its shares on the New York Stock Exchange.

2.	Post-Listing Capital Raise:

○	Following the listing on the New York Stock Exchange, the Company plans to raise $10,000,000. Management is in discussions with two brokerage firms regarding this raise, which will provide additional capital to fund the Company’s operations and strategic initiatives.

In the absence of the successful execution of these plans, the Company does not have contingency plans other than the possibility of personal funding by the CEO.

38

Critical Accounting Policies and Significant Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult, and subjective judgments have an impact on revenue recognition, the determination of share-based compensation, and financial instruments. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in our financial statements in Note 2 in our audited consolidated financial statements as of and for the years ended December 31, 2024, and 2023.

Fair Value Measurements

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable, and accrued liabilities, approximate fair value due to the short-term maturities of these instruments.

Stock-Based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award.

Content Assets

The Company sources intellectual property (“IP”) to create and develop new films for sale to third parties. Content assets related to original productions include the unamortized costs of both completed and in-process video content produced by the Company. Capitalized costs include all direct production and financing costs, capitalized interest when applicable, and production overhead. Content assets are monetized individually and therefore are reviewed at the individual level when an event or change in circumstance indicates a change in the expected usefulness of the content, or the fair value may be less than the unamortized cost.

39

Impairment of Long-lived Assets

The Company reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. An impairment loss would be recognized when projected undiscounted future cash flows are less than its carrying amount. The expected cash flows are based on assumptions regarding the Company’s future business outlook. Actual results could differ from these assumptions. The Company did not record any impairment losses during the years ended December 31, 2024, and 2023. The Company recognized a loss on impairment of investment of approximately $129 thousand for the six months ended June 30, 2025. There were not any losses related to impairments during the six months ended June 30, 2024.

Revenue Recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606), the Company performs the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

For the years ended December 31, 2024, and December 31, 2023, 100% of the Company’s revenue was derived from production services. Revenue related to production service agreements is recognized on a percentage-of-completion basis, as described below. The Company did not generate revenue from feature films or other licensing activities during these periods.

For the six months ended June 30, 2025, and 2024, 100% of the Company’s revenue was derived from production services. Revenue related to production service agreements is recognized on a percentage-of-completion basis, as described below. The Company did not generate revenue from feature films or other licensing activities during these periods.

Production Services Revenue

For production service agreements, revenue is recognized over time on a percentage-of-completion basis as the Company satisfies its performance obligations. The percentage of completion is determined based on actual costs incurred relative to total estimated costs, and related costs are expensed as incurred in proportion to the percentage of completion.

Contract Balances

The Company’s contract balances include the following:

●	Deferred Revenue: Represents payments received in advance of the performance obligations being satisfied.
●	Content Assets: Capitalized costs related to feature film programming rights, which are deferred and recognized as revenue when the rights are transferred to the customer.

	June 30.	December 31.
Deferred Revenue	2025	2024
Beginning Balance	$0	$0
Additions	$0	$0
Revenue Recognized	$0	$0
Ending Balance	$0	$0

40

Deferred Revenue	2024	2023
Beginning Balance	$0	$0
Additions	$0	$0
Revenue Recognized	$0	$0
Ending Balance	$0	$0

Performance Obligations

The Company satisfies its performance obligations for production services over time, accounting for 100% of the Company’s total revenue for the six months ended June 30, 2025, and 2024. The satisfaction of performance obligations is measured using the percentage-of-completion method, as described above. For the years presented, there were no material unsatisfied performance obligations as of the balance sheet date.

The Company satisfies its performance obligations for production services over time, accounting for 100% of the Company’s total revenue for the years ended December 31, 2024, and December 31, 2023. The satisfaction of performance obligations is measured using the percentage-of-completion method, as described above. For the years presented, there were no material unsatisfied performance obligations as of the balance sheet date.

Cost of Revenue

Costs incurred to produce feature films are capitalized when incurred and expensed when the movie rights are transferred. The costs incurred to acquire feature film programming rights, including advances, are capitalized.

Income Taxes

Income taxes are accounted for using an asset and liability approach for financial accounting and reporting for income taxes, and recognition and measurement of deferred assets are based upon the likelihood of realization of tax benefits in future years. Under this method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset, on a jurisdiction-by-jurisdiction basis, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination, based on their technical merits. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company has recognized a full valuation allowance of $4,848,574 against its deferred tax assets as of December 31, 2024, and $4,374,363 as of December 31, 2023. This valuation allowance reflects management’s assessment that it is more likely than not that the deferred tax assets, including net operating loss carryforwards of approximately $6.6 million, will not be realized. The primary basis for this conclusion is the Company’s cumulative losses in recent periods, which represent significant negative evidence under applicable accounting guidance.

41

Deferred tax assets and liabilities arise from temporary differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases. Despite the availability of significant net operating loss carryforwards that do not expire until 2038, the lack of sufficient taxable income in the foreseeable future to offset these carryforwards necessitated the valuation allowance.

Management continuously evaluates both positive and negative evidence in assessing the realizability of deferred tax assets. Positive evidence includes the potential for future profitability and the expected utilization of net operating losses, while negative evidence includes recent operating performance and industry-specific challenges. At this time, the weight of the negative evidence, particularly the cumulative losses incurred in recent years, supports the decision to maintain a full valuation allowance.

The Company will reassess the valuation allowance on a quarterly basis and adjust it if sufficient positive evidence becomes available to support the realizability of deferred tax assets.

Segment Reporting

Under ASC 280, “Segment Reporting,” the Company applies the management approach model to define its operating segments. This model evaluates the manner in which the Company’s chief operating decision maker (“CODM”) organizes the business for decision-making purposes, assessing performance, and allocating resources. Segments are identified based on factors such as products and services, geography, legal structure, or management organization.

The Company has determined that its operations constitute a single reportable segment. While the Company produced films in both the United States and Canada during 2023 and 2024, management concluded that geographic differences do not result in materially dissimilar economic characteristics. Specifically:

1.	Similar Economic Characteristics: The production activities in the United States and Canada generate comparable profit margins, face similar cost structures (e.g., production expenses and tax incentives), and serve the same class of customers, primarily major studios and streaming platforms.

2.	Geographic Operations: While the geographic split has varied (e.g., one film in the U.S. and others in Canada during 2024, and three films in Canada with one in the U.S. during 2023), the geographic differences have not created materially different risks or opportunities for the Company.

The Company has determined that its operations constitute a single reportable segment. The Company did not produce any films in the six months ended June 30, 2025. During the six months ended June 30, 2024, the Company produced films in both the United States and Canada; however, management concluded that geographic differences did not result in materially dissimilar economic characteristics. Specifically:

1.	Similar Economic Characteristics: The production activities in the United States and Canada generate comparable profit margins, face similar cost structures (e.g., production expenses and tax incentives), and serve the same class of customers, primarily major studios and streaming platforms.

2.	Geographic Operations: While the geographic split has varied (e.g., one film in the U.S. and others in Canada during 2024), the geographic differences have not created materially different risks or opportunities for the Company.

Regarding shared resources, the Company utilizes centralized corporate overhead and administrative services, including executive oversight, financial management, and compliance monitoring, for all films. Surveillance systems and related infrastructure are also shared across all operations. However, some differences exist in personnel and equipment usage, as each film may require specific local hires or project-specific equipment. These differences are operational in nature and do not materially affect the economic characteristics of the Company’s activities.

Based on these factors, the Company concluded that its films can be aggregated into a single reportable segment. This decision aligns with the guidance under ASC 280-10-50-11, as the films share similar economic and operational characteristics, consistent production processes, and a common customer base.

42

Quantitative thresholds for identifying additional segments were evaluated, and the Company determined that no individual film or group of films met the criteria for separate segment reporting. Management will continue to assess its segment reporting annually to ensure compliance with ASC 280 as the business evolves.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

Sensitivity Analysis

For the six months ended June 30, 2024 and June 30, 2025

The fair value of derivative liabilities is sensitive to changes in key inputs:

●	Volatility: A 5% increase (decrease) in volatility would increase (decrease) the fair value by approximately $2,400 and $30,000 as of June 30, 2025, and December 31, 2024, respectively.

●	Risk-Free Rate: A 50-basis point increase (decrease) in the risk-free interest rate would increase (decrease) the fair value by approximately $7,200 and $8,400 as of June 30, 2025, and December 31, 2024, respectively.

The inputs used to calculate the derivative values are as follows:

	Six Months ended	Year ended
	June 30,	December 31,
	2025	2024
Stock price	$0.79 - 2.50	$0.79 - 2.50
Expected term	0.16 -2.93	0.26 - 3.17
Expected average volatility	50%	66%
Expected dividend yield	-	-
Risk-free interest rate	3.83 -4.3%	3.88 -5.25%

The following table summarizes the changes in the derivative liabilities during the period of December 31, 2024, through June 30, 2025:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance - December 31, 2024	$8,474,173
Addition of new derivatives recognized as warrants	222,064
Addition of new derivatives recognized as conversion feature	69,394
Loss on change in fair value of the derivative	(1,885,521)
Balance – June 30, 2025	$6,880,110

43

	Six Months ended	Year ended
	June 30,	December 31,
	2025	2024
Change in fair value of the derivative	$(1,885,521)	$211,422
Day 1 loss due to derivative liabilities	291,458	354,321
	$(1,594,063)	$565,743

For the fiscal year ended December 31, 2023 and December 31, 2024

The fair value of derivative liabilities is sensitive to changes in key inputs:

●	Volatility: A 5% increase (decrease) in volatility would increase (decrease) the fair value by approximately $30,000.

●	Risk-Free Rate: A 50-basis point increase (decrease) in the risk-free interest rate would increase (decrease) the fair value by approximately $8,400.

The inputs used to calculate the derivative values are as follows:

	Years ended
	December 31,
	2024	2023
Stock price	$0.79 - 2.50	$0.61 - 2.50
Expected term	0.26 - 3.17	0.26 - 3.17
Expected average volatility	66%	64%
Expected dividend yield	-	-
Risk-free interest rate	3.88 - 5.25%	0.7 1 - 3.00%

The following table summarizes the changes in the derivative liabilities during the year ended December 31, 2024, and 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance – January 1, 2023	$4,349,390
Addition of new derivatives recognized as warrants	1,101,262
Addition of new derivatives recognized as conversion feature	344,145
Loss on change in fair value of the derivative	2,113,633
Balance - December 31, 2023	$7,908,430
Addition of new derivatives recognized as warrants	277,578
Addition of new derivatives recognized as conversion feature	86,743
Loss on change in fair value of the derivative	201,422
Balance - December 31, 2024	$8,474,173

	December 31,
	2024	2023
Change in fair value of the derivative	$211,422	$2,606,094
Day 1 loss due to derivative liabilities	354,321	952,946
	$565,743	$3,559,040

44

Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the earnings (loss) of the Company.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any relationships with any organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult, and subjective judgments have an impact on revenue recognition, the determination of share-based compensation, and financial instruments. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in our financial statements (Note 3 in our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023), included elsewhere in this prospectus.

Recently Issued Accounting Standards

Our analysis of recently issued accounting standards are more fully described in our financial statements (Note 3 in our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included elsewhere in this prospectus.

Non-GAAP Financial Measure

In addition to our financial results prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (“EBITDA”), to evaluate our operational performance and enhance comparability across periods. EBITDA, defined as net income (loss) adjusted to exclude the impact of depreciation, amortization, and stock-based compensation, provides useful insight into the company’s underlying business performance by excluding non-cash expenses and other items that management considers not indicative of our core operating results. This measure should be viewed as a supplement to, not a substitute for, our GAAP results. The above discussion contains a reconciliation of Net Loss, the most directly comparable GAAP measure, to EBITDA for the periods presented.

45

BUSINESS

Company Overview

Ambitious Entertainment, Inc., a Nevada corporation, was incorporated in September 2020. The company was founded to harness the power of online influencers, emerging technologies, and global financing through strategic partnerships with viral creators. Ambitious creates film and television content that is intended to sell quickly, scale globally and monetize early, often before traditional studios react, by combining what management considers to be A-list talent (such as Charlize Theron, John Travolta and Nicolas Cage), top-tier writers and directors (including Bob Yari and Academy Award winner Kathryn Bigelow) and leading digital creators (such as Adam Rose and JoJo Siwa).

In 2024, as we identified the legacy production services sector contracting, Ambitious identified major industry shifts driven by the rise of artificial intelligence and the increasing influence of digital creators as mainstream celebrities. Following this shift, the company pivoted away from production services to focus on building proprietary content aligned with these trends. To strengthen market leadership and identity, Ambitious appointed veteran television executive Chris Phillip (Executive Producer of Sherlock & Daughter, currently on The CW) as Co-President, overseeing the Television Division. The Company’s Board of Directors includes leading media executives: Armando Nuñez (former CEO, CBS International), Ira Kurgan (former Chief of Network Business Operations, Fox), and Ben Silverman (Emmy-winning producer of The Office).

Ambitious is actively developing and packaging projects with built-in social reach through collaborations with influencers. For example, this year Ambitious launched a fully owned production, Cancel Me. A feature film set for production this year, developed with Adam Rose, which leverages his multi-million-view online presence (generated from 6.3 million followers on Facebook, 7.1 million followers on Instagram, and 1.5 million followers on LinkedIn as of June 30, 2025) to drive awareness and early monetization. The Company’s strategy is to integrate development, packaging, marketing, and production into a seamless end-to-end ecosystem that maximizes IP value beyond mere film distribution to include a social media marketing campaign with ancillary online and physical products designed for the online fans. We have secured several IPs for 2026 and beyond. Notably, Ambitious is developing the animated series, Tehk City, in collaboration with Ice-T, Snoop Dogg, Dr. Dre, and Arabian Prince. These current projects exemplify the Company’s transition from service production to a forward-looking business model centered on proprietary content creation

As of December 31, 2024, our independent registered public accounting firm’s report on our financial statements includes an explanatory paragraph regarding our ability to continue as a going concern. The auditor noted that we have incurred recurring net losses, have an accumulated deficit, and will need to raise additional capital to support our operations. These conditions and events raise substantial doubt about our ability to continue as a going concern. We plan to fund our operations through equity financings, debt arrangements, and strategic partnerships; however, there can be no assurance that such funding will be available on acceptable terms, or at all.

Business Strategy

The Company generates initial revenue through the release of films and television series across various U.S. outlets, followed by distribution of completed titles to foreign markets. Additional revenue sources include electronic sell-through (“EST”), which are expected to become a significant driver of the Company’s revenue model, as well as international sales, versioning, and ancillary sales to fans.

In addition to its owned and controlled content slate, Ambitious Entertainment from time to time retains participation rights in third-party film projects it has supported through either production services or financial contributions. These participations provide the Company with potential future upside beyond fixed service fees.

Under the terms of these arrangements, Ambitious is entitled to receive a contractually defined percentage of revenues once the projects generate overages, meaning revenues in excess of agreed recoupment thresholds such as production costs, distribution expenses, or investor returns.

This structure enables the Company to benefit from potential long-term revenue streams tied to the financial success of these films, even though Ambitious does not own the underlying intellectual property. While the magnitude and timing of such revenue are inherently uncertain and contingent upon commercial performance, management views these participations as an additional source of potential future earnings that complements the Company’s strategy of transitioning to a full owner-producer model.

Ambitious Entertainment is actively transitioning to an owner-producer business model. Under this model, all current projects are fully owned by the Company, with intellectual property rights secured for production. As of the date of this filing, the Company has packaged four television series, four feature films, and two documentary series, all owned by the Company and scheduled for development and production beginning in 2026.

For example, the Company’s upcoming comedy feature, Cancel Me, illustrates our intended release and monetization strategy. A U.S. theatrical release has been secured, with a contract expected to be finalized in September 2025. The planned theatrical release will initially include approximately 300 theaters, expanding to approximately 1,000 theaters over several weeks. Following the theatrical run, Cancel Me is expected to be distributed via EST, which management anticipates will represent a primary source of revenue due to the Company receiving a majority of the proceeds. The film is then intended to be licensed to a major streaming platform.

46

Outside North America, the Company plans to market completed films to international distributors and pursue a long-term strategy of adapting its content for local markets as a franchise. In the case of Cancel Me, management intends to replicate the concept in the United Kingdom, India, and other territories. The inclusion of six prominent online influencers in the film provides a built-in fan base, and the storyline is structured to enable replication for international franchise development.

The Company has also engaged WHTWRKS, a New York-based marketing firm, to secure approximately $500,000 in product integration commitments for Cancel Me, which will be received directly by the Company. In addition, the Company plans to leverage the fan base of the film’s cast through a dedicated marketing campaign, which management anticipates implementing prior to the commencement of principal photography.

This business strategy illustrates how the Company’s owner-producer model integrates multiple revenue streams, including theatrical exhibition, EST, streaming licensing, international distribution, franchising, sponsorships, and ancillary fan-related sales.

In addition to its internal capabilities, Ambitious Entertainment benefits from the relationships and industry experience of its Co-Presidents and Board members, which collectively provide meaningful direct access to leading streaming platforms, studios, and distributors worldwide. Management believes this access represents a key competitive advantage as the Company transitions to an owner-producer model.

Management is actively exploring potential future opportunities to enhance fan engagement and the overall fan experience in connection with influencer-driven content. This includes preliminary discussions with various companies and executives regarding the potential use of digital assets to deliver unique fan experiences by offering exclusive content. These discussions are exploratory in nature and are limited to non-financial fan engagement concepts. They are intended solely to test ideas and assess fan response to marketing communications and engagement strategies, and do not involve financial transactions, investment opportunities, or participatory investment activities.

In the long term, Ambitious envisions a potential model in which content could be financed and distributed directly to fans, bypassing traditional studios, EST, or streaming channels. This concept remains at a preliminary stage, and the Company has not yet determined whether or when such a model may be implemented.

●	Leadership Relationships:

• Kirk Shaw (Co-President and Interim Chief Executive Officer, Film) has produced more than 260 feature films and brings long-standing relationships with U.S. and international distributors across both theatrical and digital markets.

• Chris Philip (Co-President, Television) leverages extensive television industry experience and active relationships with major streamers. Through his prior role, Mr. Philip was directly involved in the development and launch of Sherlock and Daughter, currently airing on HBO Max.

●	Board-Level Access Support:

The Company has also strengthened its ability to access global buyers through its Board nominees. For example, Board member Ben Silverman has an established track record in scripted television evidenced by his involvement in projects such as The Office (NBC 2005-2013), Jane the Virgin (The CW 2014-2019), and Ugly Betty (ABC 2006-2010. The involvement of Mr. Philip, Mr. Shaw, and the Board provides Ambitious with direct pathways to present content to all major streaming services. This network enhances the Company’s ability to secure distribution agreements for both current projects (Cancel Me and Tehk City) as well as future productions.

The Ambitious Model Reduces Risk

●	Content marketing accelerator: Merges traditional and digital media.
●	Maximizes efficiency: influencer promotion boosts reach without ad spend.
●	Keeps costs low: Utilizes tax incentives and traditional pre-sales when advantageous.
●	Innovative tech: Avoids outdated studio models with large upfront investments.
●	Global content strategy: Unlocks multiple global revenue streams.
●	Lean, high-margin model: Focused on profitability and scalability from day one.

Key Growth Strategies

●	Strategic growth through commercial genre and prestige films.
●	Expansion into projects in collaboration with influencers.
●	Triple-path distribution: theatrical, streaming, and social-first marketing.
●	Launching Halloween-themed horror films integrated with TikTok Shop merchandise.
●	Collaborations with top horror influencers, as per management’s assessment, and live shopping streams.
●	Community-led development enabling fans to vote, invest, and participate in greenlighting.
●	Launching a short-form content division producing monetized content for TikTok and YouTube.
●	Turning casual viewers into subscribers and micro-investors.
●	Strategic growth through commercial genre and prestige films.

Influencers as Partners

Ambitious bridges the gap between viral digital creators and mainstream media, offering influencers a clear path from social platforms into film, streaming, and television. While the past decade celebrated the rise of influencers, most lack experience in production and IP, which is where Ambitious steps in as the creative and strategic partner they’ve been waiting for.

We empower influencers to co-create and co-own original IP, turning them into executive producers who not only star in content but also promote it to millions. With built-in reach, our projects skip traditional marketing cycles and massive ad budgets; our IP stories spread organically through trusted voices.

Unlike traditional series that spend millions on marketing to attract tens of thousands of viewers, our influencer partners achieve millions of views with just a phone, a wall, and a mic. Fans trust their favorite creators far more than conventional advertisements.

Ambitious partner Adam Rose, for example, generates millions of views per post on Instagram, Facebook, and YouTube. Alongside Adam, we’re working with a slate of top-tier influencers to co-develop culturally resonant stories that match their voice and audience, transforming every project into a launchpad with viral potential and built-in promotion.

47

Cancel Me – Shooting January – March 2026 for Theatrical Release in November 2026

Cancel Me is our upcoming social media influencer comedy developed with viral sensation Adam Rose, who brings his 25 million followers to the project. He is joined by six mega influencers with a combined reach of over 450 million impressions. Even before production begins, we anticipate the film will generate major buzz, brand interest, and fan engagement.

This film exemplifies our model of building high-potential IP that management believes can deliver outsized returns as a smart, culturally relevant comedy with wide audience appeal. We also plan to franchise the concept globally, adapting it into multiple languages using local influencers to extend reach and impact.

Designed as both a movie and a digital event, Cancel Me unlocks new revenue streams through sponsorships, merchandise, and viral campaigns. It is built to scale and monetize from day one, and that is just the beginning.

Multiple New Revenue Streams

In addition to traditional revenues from development, production, and distribution fees, viral-driven films like Cancel Me unlock powerful new monetization opportunities including merchandise, triple distribution (theatrical, streaming, digital), global franchising with local adaptations, social media-driven marketing, brand collaborations (e.g., coffee partnerships), IP-based products such as toys and collectibles, token-based transactions enabling direct fan purchases and micro-investments, fan engagement perks (early access, content participation, set visits), subscription models for behind-the-scenes access, and revenue sharing reinvested to fund new projects.

Each IP thus becomes a multi-lane highway for revenue: fast to market, global in reach, and built to scale. This is how we redefine the meaning of a “hit”.

Influencer-Driven Financing & Distribution Strategy

Ambitious is launching a dedicated division to unlock new financing and distribution opportunities through partnerships with top online influencers. These creators routinely reach audiences rivalling or exceeding those of the highest-rated U.S. TV programs while remaining an underutilized force in long-form content monetization.

For context, while the 2024 Super Bowl and Oscars attracted 127.7 million and 19.5 million viewers respectively, according to Variety Magazine, leading influencers engage comparable or larger audiences weekly. For example, Joe Rogan’s combined reach across Spotify, YouTube, Instagram, and X totals over 67 million—though Ambitious is currently partnering with emerging Gen Z creators with similarly massive followings.

We will allocate part of our capital to build long-term partnerships with major platforms like TikTok, Instagram, and X, aiming to co-develop branded content, secure distribution deals, and premiere original projects directly on these platforms. Additionally, we plan to franchise content globally by collaborating with influencers in different languages and regions.

Recent Productions

The projects discussed below demonstrate a range of strategically developed releases.

All My Friends are Dead

Ambitious’ 2024 release All My Friends are Dead highlights the model for influencer-driven digital releases. It starts with compelling, timely creative in a marketable niche. In this case, it is a revenge-based slasher horror story where a group of college friends are hunted at a music festival after cyberbullying their peer. A prominent influencer is attached to amplify reach. Capitalizing on this influence and on the heels of its success at the 2024 Tribeca Film Festival, the film was released in select U.S. theaters and across major digital platforms within 2 months of the Tribeca Film Festival.

Cancel Me - Production Starts 2025

Ambitious’ 2025 release Cancel Me delivers a sharp, satirical comedy designed for digitally native audiences. Rooted in the absurdities of internet fame and cancel culture, the film follows an anxiety-ridden recluse who accidentally becomes a viral social media sensation. Thrust into the spotlight he never asked for, he spirals as his every move is dissected by millions. Desperate to escape his newfound notoriety, he hatches an outrageous plan to sabotage his own fame—only to discover that going viral for all the wrong reasons is still going viral. Management believes that, with an influencer attached to extend reach and cultural relevance, Cancel Me is well-positioned to resonate with both comedy lovers and social commentary seekers. The film premiered at the 2025 SXSW Film Festival and was released theatrically in select markets and across major digital platforms within 60 days of its festival debut.

The Show – Production Starts 2025

The Show follows a haunted young bull rider who risks everything to escape his past and chase rodeo glory, battling fierce rivals, addiction, and the ghost of his father’s death in the arena. Set in the dusty, neon-lit, sweat-soaked world of modern rodeo, The Show is a raw, adrenaline-fueled ride through the sacred eight seconds where legends rise—and bodies break.

Sundown Town – Production Starts 2026

Written by Moses Lassiter, Sundown Town follows a Black Civil War veteran and his family as they journey west in search of freedom—but find themselves trapped in a town where the American dream rots in the shadows. Beneath its quiet facade, white townsfolk hide a monstrous secret: they are vampires who feast on Black blood. With the help of a Native American outcast who knows the land’s darker history, the family must outwit the predators and reclaim their future. Sundown Town blends slow-burn tension with supernatural threat in a uniquely American horror tale.

Operation Gladio: The Unholy Alliance Between the Vatican, the CIA, and the Mafia – Products Starts 2026

Written by Nick Torokvei, Operation Gladio is set in the shadowy aftermath of World War II and follows a covert alliance between the CIA, the Vatican, and the Sicilian and American mafias as they wage a clandestine campaign to stop the spread of communism in Europe—by any means necessary. Against the fractured backdrop of postwar Italy and France, the story unfolds like a ticking time bomb: assassinations masked as accidents, secret armies hidden in plain sight, and democratic governments manipulated like puppets. A conspiracy thriller rooted in historical truth, Operation Gladio explores a world where the line between liberation and occupation is drawn in blood.

Tehk City – Products Starts 2025

Starring Snoop Dogg, Ice-T, and Busta Rhymes, Tehk City is an animated series set in a lawless experimental city sealed off from the outside world, where power is currency and survival is never guaranteed. As competing factions battle for control, a ruthless mayor tries to maintain order, but the rise of an experimental drug threatens to upend the fragile balance. Tehk City is a gritty, stylized crime saga where every alliance is a gamble—and the house always plays dirty.

48

Austin Grant from Scotland Yard – Production Starts 2026

Created by Scott Shepherd and produced by Daniel Pyne, this scripted series follows Scotland Yard detective Austin Grant, who is weeks away from retirement when he is pulled into a chilling case involving a string of murders inspired by the Ten Commandments. The investigation leads him from London to Atlanta, where he teams up with a headstrong local detective and is unexpectedly reunited with his estranged daughter, an investigative journalist covering the case.

The Seed – Production Starts 2026

Created by Matt Nix and produced by Alfredo Barrios Jr., The Seed is a scripted series that begins when a meteorite crashes to Earth, unleashing an invisible alien force that quietly begins to alter biological life. As supernatural phenomena ripple across the globe, a scientist, a CIA analyst, and a Russian agent—with personal ties to a similar event decade earlier—uncover a buried history of contact suggesting this isn’t humanity’s first encounter. A slow-burn, international invasion thriller, the series fuses grounded geopolitical suspense with haunting elements of magical realism, reimagining first contact not as an attack, but as an evolution.

Bling – Production Starts 2026

Created by Jim Manos, Bling is a scripted series set in the glittering underworld of New York’s counterfeit luxury scene. The story follows a brilliant hustler who balances family life, evades organized crime factions and the feds, and dominates the market in high-end knockoffs—until the very brands he has been scamming come calling with an offer that could change everything or end it all.

Act of God - Production Starts 2027

Following a catastrophic explosion on a Los Angeles metro train, a brilliant but tormented corporate lawyer, who’s haunted by personal loss, makes the audacious argument that the metro crash was an Act of God to defend his company, NeoTrak. Meanwhile, a ruthless news executive fuels a terrorist narrative for ratings while a cunning mayor seizes the tragedy to bolster his political ambitions. Their clashing agendas ignite a high-stakes battle over the truth, where secrets unravel and motives collide in a city on edge. Down on the streets, a disgraced detective makes a chilling discovery about one of the people who died on the train.

Women of Illusion – Production Starts 2025

Hosted by Chris Angell, Women of Illusion is a documentary series that uncovers how cunning women throughout history, from Cold War spies to medieval power players, have used deception to reshape the course of events.

TIC – Production Starts 2025

Featuring Billy Eilish, Tim Howard, Lewis Capaldi, and Baylen Dupree, TIC is a documentary feature is a documentary feature that offers an intimate, character-driven look into the lives of four individuals living with Tourette’s Syndrome. Through raw honesty, vulnerability, and unexpected humor, the film explores the daily challenges, quiet triumphs, and complex beauty of navigating a condition that is still widely misunderstood. TIC reveals how Tourette’s can be both a burden and a hidden gift.

Dolphins of Hollywood - Production Starts 2026

1958. Dolphin’s of Hollywood, the crown jewel of Central Avenue and the heart of Los Angeles’ Black music scene. Where jazz stars, glory-seekers, and gangsters all cross paths on their way to legendary venues like Club Alabam or the Dunbar Hotel. Dolphin’s sits at the crossroads of the world, a beacon of tolerance in a city run on division... that is, until its founder, Lovin’ John Dolphin, is found murdered in his office and the music threatens to come to an end. The quest to find his killer will set the streets on fire, threatening to expose the rot in L.A. and bring the City of Angels to its knees.

Guns of Redemption – Completed Production 2025

Guns of Redemption is a gritty, high-stakes Western that explores the cost of escape from a violent past. The story follows a scarred and battle-weary gunslinger who has tried to walk away from a life defined by bloodshed. But when a brutal ambush leaves him near death, he’s forced to strap on his guns one last time for a final mission of reckoning. Set against the unforgiving backdrop of the American frontier, Guns of Redemption is a story of survival, justice, and the thin line between vengeance and redemption. With a moody tone and cinematic intensity, the film brings classic Western grit into a modern narrative of inner conflict and ultimate sacrifice.

Gunslingers – Completed Production 2025

Directed and written by Brian Skiba, Gunslingers is a gritty, character-driven Western set in the lawless frontier town of Redemption. The story follows Keller, a reformed gunslinger, and Ben, a volatile genius, as they seek inner peace under the guidance of enigmatic spiritual leader Jericho. But as the men attempt to reconcile with their violent pasts, the fragile calm is shattered by vengeance, forcing them to choose between the peace they have found and the bloodshed they left behind. Starring Stephen Dorff, Heather Graham, and Nicolas Cage, Gunslingers explores themes of redemption, loyalty, and the high price of justice in a world where the past never stays buried.

In addition to the above, the Company has also completed and scheduled the release of Viper (expected September 2025), which was recently presented but not discussed in detail herein.

Why Investors Choose Ambitious

We believe Ambitious Entertainment is driven by a world-class producing team and advisory board with a proven history of identifying and monetizing over a billion dollars in IP for industry leaders like CBC, NBC, and CW. Now united under one vision, this elite team is focused on creating the next generation of hit franchises with global appeal and lasting impact.

By pioneering cutting-edge technologies and innovative distribution models, Ambitious doesn’t just aim to compete with the traditional studio system—we aim to redefine it. Our approach aims to unlock new revenue streams and expand market reach beyond conventional access.

We have secured IP and are on track to launch multiple series and films in 2026. With full funding, Ambitious is uniquely positioned to scale rapidly, driving exponential growth and delivering unmatched value through our expertise in IP acquisition, development, and monetization. This is why investors choose Ambitious—to be at the forefront of the future of entertainment. We’ve already secured premium IP and are on track to launch multiple new series and films in 2026.

49

Divisions Overview

Feature Film Division

We believe we have developed and produced genre films suitable for theatrical release, followed by streaming. Management further believes that the Company’s experience in Westerns provides a foundation for expanding into broader-appeal films inspired by recent Best Picture winners like Anora by Sean Baker. Our influencer strategy includes platform-exclusive premieres on TikTok within 12–24 months, with the goal of building scalable models for fan-driven financing and direct-to-platform distribution.

Our 2026 slate has ten movies prepping for production and delivery. On April 11, 2025, we premiered our latest film in theatres, the western “Gunslinger” with Nicolas Cage. Ambitious has two films green lit for immediate production in 2025-The Show and Cancel Me.

TV Division

Our experienced team maintains strong relationships with major networks like CW, CBS, and Fox, expanding our TV division to adapt original IP for online and broadcast audiences in North America. We focus on franchising content globally, starting with key markets like China and India, emphasizing scalable IP with broad cross-border appeal.

Docu-series Division

We actively develop and sell premium documentary series that tap into cultural conversations, untold stories, and compelling characters. Partnering with experienced filmmakers and streaming platforms, we create story-driven nonfiction content with global appeal and multi-platform potential to inform, entertain, and impact. We have developed five documentary series, including Snowblind, the Murder Behind the Cotton Club Movie.

Industry Overview

Global Growth Trends

The global media and entertainment industry is undergoing rapid transformation and expansion. According to market analysts, the sector is projected to grow at a compound annual growth rate (CAGR) of 20.4% between 2024 and 2027. This growth is driven by:

●	The proliferation of streaming platforms and mobile-first entertainment.
●	Global demand for localized and original content.
●	Expansion of internet access and connected devices, especially in emerging markets.

This dynamic growth underscores the long-term value of IP creation and content ownership, as streaming services have overtaken traditional Pay TV.

As highlighted below, recent media reports support continued market growth:

Global Streaming Market & Media Industry Projections

●	The global video streaming market is projected to reach $184.3 billion by 2027, growing at a CAGR of 20.4% from 2020 to 2027. (Businesswire, https://www.businesswire.com/news/home/20200515005420/en/Global-Video-Streaming-Market-Forecast-to-Reach-USD-184.3-Billion-by-2027-Registering-a-CAGR-of-20.4—ResearchAndMarkets.com)
●	The broader global entertainment & media (E&M) industry is expected to grow at a CAGR of 3.7%, reaching approximately $3.5 trillion by 2029. (TV Tech, https://www.tvtechnology.com/news/study-global-m-and-e-industry-revenue-to-hit-usd3-5-trillion-by-2029)

U.S. Streaming & Pay TV Adoption

●	In 2021, for the first time, a higher share of U.S. households subscribed to streaming (69%) than to traditional pay-TV (65%). (Tinuiti, https://tinuiti.com/blog/ott-ads/streaming-video-statistics/)
●	As of 2025, approximately 83% of U.S. households have at least one streaming service, which aligns with the broader data showing high subscription video-on-demand (SVOD) penetration. (Exploding Topics, https://explodingtopics.com/blog/video-streaming-stats)

Content Spending Estimates:

Netflix (We have had three of our movies distributed on Netflix)

●	Netflix plans to spend approximately USD 18 billion on content in 2025, up from $16.2 billion the prior year. (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending)

Amazon (We have had three of our movies distributed on Amazon)

●	In 2023, Amazon’s content spending, which includes video and music, increased 14% to $18.9 billion. (Cord Cutters News, https://cordcuttersnews.com/amazon-spent-almost-19-billion-on-content-in-2023)
●	For 2024, The Information reported that Amazon’s total budget, which includes originals, licensed content, and live sports, was approximately $7 billion. (Reuters, https://www.reuters.com/business/media-telecom/amazon-prime-video-shifts-focus-live-sports-boost-profits-information-reports-2025-01-24/)

Platform Estimated Spend in 2024

●	Netflix: $16 billion (Variety, 2024)
●	Amazon: $7 billion (excludes MGM/live sports) (The Information via Reuters, 2024)
●	Hulu: $3 billion (eMarketer, Insider Intelligence, 2024)
●	HBO Max: $1 billion (Warner Bros. Discovery earnings call, Q1 2024)

In 2023, Amazon’s total content spend, including Prime Video, MGM, Freevee, and live sports, was approximately $18.9 billion (The Wrap, https://www.thewrap.com/amazon-content-spend-2023). As of 2025, Netflix’s content spending increased to approximately $18 billion (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending). The shift toward ad-supported content (AVOD) means platforms are more open to lower-cost, high-return content formats: short-form, docuseries, and lower-budget scripted fare.

Management’s expectations are based in part on industry reports and the Company’s analysis of market trends.

Competition

The film and television industry is intensely competitive and rapidly evolving, driven by technology, shifting viewer habits, and global demand.

Major studios like Disney, Universal, and Warner Bros. dominate with vast IP libraries, global marketing power, and established distribution. Streaming platforms have become central to content distribution, with Netflix leading and reporting over 260 million subscribers and an estimated content budget of approximately $18 billion in 2025 (The Verge, https://www.theverge.com/news/626102/netflix-18-billion-content-spending), Amazon Prime Video’s content budget was estimated at over $7 billion for 2024 (Reuters, https://www.reuters.com/business/media-telecom/amazon-prime-video-shifts-focus-live-sports-boost-profits-information-reports-2025-01-24/). Other major platforms include Disney+, Hulu, Max, Apple TV+, among others. These services are backed by advanced data analytics, personalization, and ecosystem control. The growth in ad-supported video-on-demand (AVOD) and free ad-supported streaming television (FAST) services has added further fragmentation and pricing pressure.

50

Most competitors are larger, better funded, and vertically integrated, with access to top talent and global reach. Independent companies like ours compete by focusing on:

●	Original storytelling and unique IP
●	Niche audiences and partnerships
●	Agile production and creative financing

In today’s landscape, success depends not just on content but on our ability to adapt, market smartly, and form strategic alliances across streaming and theatrical platforms.

The Company’s strategic model includes attaching influencers as producers to select projects, enabling a direct-to-consumer promotional approach and reducing reliance on traditional advertising. This model capitalizes on the influencers’ established audiences to drive early awareness, engagement, and monetization of content. According to a 2024 Nielsen Influence Marketing Report, approximately 92% of consumers trust influencer recommendations over traditional advertising, and influencer-led campaigns generate up to 11 times the return on investment compared to standard digital media buys. The Company believes this strategy provides a competitive advantage by creating organic demand, lowering customer acquisition costs, and enhancing the visibility and commercial success of its premium content.

Our Competitive Advantage

Story to Screen IP Pipeline

Our competitive advantage lies in knowing how to develop and package IP into scalable, high-demand content with viral market value.

Ambitious secures top-tier creative talent, including popular online influencers, to develop fully market-ready pitch packages—complete with scripts and director’s visions—positioned for rapid sale and production. Some projects arrive with a showrunner attached, similar to how Dexter was developed. For others, Ambitious hand-selects the ideal showrunner and director to bring the concept and characters to life. Our team then crafts compelling pitch decks that showcase the creative vision and commercial potential.

These packages are actively pitched in one-on-one meetings with top streamers and studios, aiming for direct sales or co-production deals. Upon sale, Ambitious recoups development costs and earns additional fees for production, distribution, and backend profits.

Most capital raised will be directed toward acquiring and developing multiple new IPs into high-value, pitch-ready packages. For high-return opportunities selected by the team and advisory board, Ambitious will fully produce and distribute these projects in-house to maximize profit.

Team

Kirk – Co-President and Interim Chief Executive Officer

With over 30 years of experience, Kirk has produced more than 270 feature films and TV series. He has served as CEO and board member of multiple public companies and remains a driving force in independent film and television. A key player behind The Hurt Locker and founder of Insight Studios—Canada’s largest indie production house—Kirk brings global reach and hands-on leadership to every project.

Chris Philip – Co-President

A seasoned global entertainment executive, Chris has produced acclaimed series including Sherlock, Daughter, and Departure. A Golden Palm winner at the Beverly Hills Film Festival, he formerly served as VP of NBC Universal International, leading worldwide TV and film distribution. His career includes senior roles at Televisa USA, Power TV (London), Electus-Engine, and co-founding Engine Entertainment.

George Furla–Executive Producer

With a 30-year career and over 100 films produced, George is known for major films like Rambo, Lone Survivor, and Escape Plan. He serves on the advisory board of MetaWorks Platforms and is a strategic advisor to Vuele, a pioneering Web3 film distribution platform.

Intellectual Property

As a general practice, we will rely upon patent, copyright, trademark, and trade secret laws to protect and maintain our proprietary rights for our products. There are no inherent factors or circumstances associated with this industry, or any of the products or services that we expect to be providing that would give rise to any patent, trademark, or license infringements or violations. We have not entered into any franchise agreements or other contracts that have created or could create obligations or concessions. Our web domain and IP address as well as company information, will be protected by our domain host. We do not own, either legally or beneficially, any patents or trademarks.

Rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, including Canada. These laws provide substantial civil and criminal penalties for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, artwork, and still photography are separately subject to copyright under most copyright laws. We plan to take appropriate and reasonable measures to secure, protect, and maintain copyright protection for all our products under the laws of the applicable jurisdictions. Motion picture piracy is an industry-wide problem.

Under the copyright laws of Canada and the United States, copyright in a motion picture is automatically secured when the work is created and “fixed” in a copy. We intend to register our films for copyright with both the Canadian Copyright Office and the United States Copyright Office. Both offices will register claims to copyright and issue certificates of registration, but neither will “grant” or “issue” copyrights. Only the expression (camera work, dialogue, sounds, etc.) fixed in a motion picture can be protected under copyright. Copyright in both Canada and the United States does not cover the idea or concept behind the work, or any characters portrayed in the work. Registration with the appropriate office establishes a public record of the copyright claim.

Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor, and others. Under the laws of both the United States and Canada, these individuals are not always considered the “authors,” however, because a motion picture is frequently a “work made for hire.” In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes. We intend for all our films to be works made for hire in which we will be the authors and thereby own the copyright to our films.

Canada’s copyright law is distinguished from that of the United States by recognizing the moral rights of authors. Moral rights refer to the rights of authors to have their names associated with their work, and the right to not have their work distorted, mutilated, or otherwise modified, or used in association with a product, service, cause, or institution in a way that is prejudicial to their honor or reputation. Moral rights cannot be sold or transferred, but they can be waived. We intend that all individuals who contribute to the creation of any of our motion pictures will be required to waive any such moral rights that they may have in the motion picture.

51

For copyright purposes, publication of a motion picture takes place when one or more copies are distributed to the public by sale, rental, lease, or lending. Publication also refers to an offering made to distribute copies to a group of persons (wholesalers, retailers, broadcasters, motion picture distributors, and the like), for purposes of further distribution or public performance. A work that is created (fixed in tangible form for the first time) on or after January 1, 1978, is automatically protected from the moment of its creation. The work is ordinarily given a term enduring for the author’s life plus an additional 70 years after the author’s death. For works made for hire, the duration of copyright will be 95 years from publication or 120 years from creation, whichever is shorter.

Although we plan to copyright all of our film properties and projects, there is no practical protection from films being copied by others without payment to us, especially overseas. We may lose an indeterminate amount of revenue due to motion picture piracy. Being a small company with limited resources, it will be difficult, if not impossible, to pursue our various remedies. Motion picture piracy is an international as well as a domestic problem. It is extensive in many parts of the world.

Government Regulation

The cost of producing and distributing filmed entertainment has increased substantially in recent years, in part due to the demands of creative talent as well as industry-wide collective bargaining agreements. Many screenplay writers, performers, directors, and technical personnel in the entertainment industry are members of guilds or unions that bargain collectively on an industry-wide basis. Actions by these guilds or unions can result in increased production costs and may occasionally disrupt production operations. If such actions impede our ability to operate or complete a motion picture, they may substantially harm our ability to earn revenue.

Ambitious Entertainment engages both union and non-union talent and crew, depending on the project and jurisdiction of production.

●	Union Talent. To date, the Company has utilized unionized actors primarily under agreements with the Screen Actors Guild–American Federation of Television and Radio Artists (“SAG-AFTRA”) in the United States and the Union of British Columbia Performers (“UBCP”) in Canada. For example, All My Friends Are Dead was produced with unionized actors under SAG-AFTRA/UBCP and was also covered under Directors Guild of America (“DGA”) agreements for director services.

●	Union Crew. Certain projects have engaged unionized crews. For instance, the production Fate was produced under agreements with the International Alliance of Theatrical Stage Employees (“IATSE”) and the Directors Guild of Canada (“DGC”).

●	Non-Union Crews. Other productions have been staffed with non-union crews, depending on budget, location, and financing structure. These arrangements can provide cost flexibility while still maintaining professional production standards.

The Company evaluates union versus non-union engagement on a project-by-project basis, taking into account budget, location, financing, and distribution requirements. As Ambitious transitions to an owner-producer model and scales larger productions, management anticipates increased reliance on unionized talent and crew in order to meet distributor, streamer, and guild compliance requirements.

We are also subject to state and federal workplace laws and disclosure obligations, including those enforced by the U.S. Occupational Safety and Health Administration and similar state organizations. Our operations will depend on compliance with collective bargaining agreements and applicable labor laws. Strikes or other work stoppages by members of these unions could delay or disrupt our activities, and the extent to which future collective bargaining agreements may affect our business is not currently known.

In addition, with regard to digital content developed for children, the Company is subject to a variety of laws and regulations, including the U.S. Children’s Online Privacy Protection Act and the rules promulgated by the U.S. Federal Trade Commission thereunder (“COPPA”). COPPA imposes restrictions on what website operators can present to children under the age of 13 and what information can be collected from them.

The Company’s business operations are based in the United States, and Ambitious intends to establish a physical office in Los Angeles, California, with an opening targeted for Fall 2025. A preferred office location has been identified, and management is in the process of finalizing lease arrangements. Establishing a permanent Los Angeles presence is expected to strengthen the Company’s direct accessibility to major studios, streaming platforms, financiers, and creative talent.

Although Co-President Kirk Shaw maintains his family residence in Vancouver, British Columbia, all business operations of Ambitious are conducted in the United States. The Los Angeles office will serve as the Company’s primary corporate headquarters and hub for content development, production, and distribution activities.

Ambitious Entertainment utilizes available tax credits and incentives for each project it produces, whether the production occurs in Canada, the United States, or other jurisdictions. The calculation and structure of these benefits vary by jurisdiction, as each region has its own rules and programs designed to support film and television production.

A key element in maximizing these benefits is the engagement of “above-the-line” talent, including lead actors, directors, and key creative personnel. By securing recognized talent in lead roles, the Company often ensures eligibility for higher credit levels under both Canadian, U.S. state, and foreign tax incentive programs. Management actively evaluates each production’s creative team and location to optimize available credits while maintaining production quality.

These tax credit strategies contribute to cost efficiency, enhance project profitability, and support the Company’s ability to finance and produce content within budget while retaining ownership of intellectual property. For example, in connection with the upcoming feature film Cancel Me, management has conducted preliminary research on three potential production locations—Colombia, Kentucky, and New Jersey—each offering different tax credit structures and incentives. As of August 31, 2025, no final decision has been made regarding the location of principal photography. The Company is analyzing tax credit benefits, labor rates, crew availability, and logistics in order to select the most advantageous jurisdiction.

A production location will be chosen prior to the commencement of principal photography, and the Company intends to apply the applicable tax credits to reduce net production costs, consistent with its overall owner-producer strategy.

Employees

As of July 8, 2025, we had zero full-time employees and zero part-time employees. We only utilize consultants in the ordinary course of our business in connection with the production of digital media projects or motion pictures.

Legal Proceedings

We are not a party to any legal proceedings that could have a material adverse effect on the Company’s business, financial condition, or operating results. Further, to the Company’s knowledge, no such proceedings have been threatened against the Company. However, from time to time, we may be subject to various legal proceedings and claims that are routine and incidental to our business. Management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations, or cash flows.

Properties

We do not own any real property. However, we lease 150 square feet of office space located at 207 - 744 Hastings ST W, Vancouver, British Columbia V6C 1A5, on a month-to-month basis for a monthly rate of approximately CAD1,000. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space would be available if needed.

Corporate Information

Our mailing address is 530 S 8th Street, Las Vegas, Nevada 89101. Our telephone number is (604)218-3374. The address of our website is www.ambitious.tv. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

52

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers.

Name	Age	Position(s)
Kirk Shaw	69	Co-President and Interim Chief Executive Officer
Chris Phillip	58	Co-President
Melony Valleau	57	Chief Financial Officer
Adam Berk	47	Director Nominee
Lucy Chua	41	Director Nominee
Ben Silverman	55	Director Nominee
Ira Kurgan	71	Director Nominee
Armando Nunez	64	Director Nominee
Patricio Rabuffetti	62	Director Nominee

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Executive Officers and Directors

Kirk Shaw, age 69

Co-President and Interim Chief Executive Officer

Mr. Shaw combines over 30 years of experience in the film and television industry, following a successful career as a media entrepreneur and producer. Previously, he has been involved in more than 250 productions in the entertainment industry, holding positions including Chief Executive Officer, Executive Producer, and founder of independent studios.

From 2017 through 2021, Mr. Shaw served as the Chief Executive Officer of Wonderfilm Media Corporation, a global content development and financing company. From 2010 to 2017, he was Chief Executive Officer of Odyssey Media Inc., a company involved in film and television production. From 2000 to 2010, he was the founder and Executive Producer of Insight Film Studios, a Canadian-based production company that focused on independent film and television projects and became the country’s largest indie studio during its peak.

He is a Primetime Emmy Award and Humanitas Prize nominee for Prayers for Bobby, and was a producer on the Academy Award-winning film The Hurt Locker. His work has earned multiple Leo Awards and has been featured at major international festivals including Cannes, TIFF, and Berlinale.

Mr. Shaw earned a diploma in journalism from Douglas College located in Richmond, BC.

Kirk is acting as the company’s principal accounting officer in addition to its principal executive officer.

Chris Philip, age 58

Co-President

Mr. Philip brings over 30 years of experience in the global entertainment industry. He began his career at Alfred Haber Distribution, where he served as Sales Director and Finance Manager from 1989 through 1995. From 1995 through 1998, he served as Vice President of Polygram TV International. He then joined NBC Universal International as Vice President from 1998 through 2007, where he led worldwide television and film distribution.

From 2007 through 2010, Mr. Philip held senior executive roles at Power TV in London. In 2010, he co-founded Engine Entertainment and served as President of its subsidiaries, Sierra Engine and Electus Engine TV, through 2014. From 2014 through 2017, he held senior leadership positions at Televisa USA. He subsequently served as Executive Producer and Co-Founder of Starlings Television from February 2018 through January 2025.

Mr. Philip has produced several acclaimed television series, including Sherlock, Daughter, and Departure, and is a Golden Palm winner at the Beverly Hills Film Festival. He holds a bachelor’s degree from Fairleigh Dickinson University.

Melony Valleau, age 57

Chief Financial Officer

Ms. Valleau currently serves as a part-time Chief Financial Officer of two companies. Ms. Valleau brings over 20 years of experience working with publicly listed companies in financial reporting and operational finance. Most recently, she served at Numinus as Interim Chief Financial Officer, where she played a key role in the strategic sale of an operating segment as part of a broader corporate restructuring initiative. Prior to Numinus, Ms. Valleau was Chief Accounting Officer at MedMen Enterprises, where she oversaw critical financial functions, including treasury, budgeting, audit, tax, accounting, accounts payable, and SEC regulatory filings. Before MedMen, she served as Chief Financial Officer at BAR Education, Inc., managing the financial operations of multiple campuses across North Carolina, South Carolina, and Florida. Earlier in her career, Ms. Valleau held the position of Controller at Stem Holdings, Inc., a multi-state, vertically integrated cannabis company engaged in manufacturing, distribution, and branding of cannabis across Oregon, Nevada, California, Oklahoma, and Massachusetts. Ms. Valleau has deep expertise in both public and private accounting across various industries. Her strengths include general ledger management, financial statement preparation, financial analysis, budgeting, cash management, internal and external reporting, and organizational leadership. She has her undergraduate degree from Florida State University.

Adam Berk, age 47

Chairman of the Board

Mr. Berk is a visionary entrepreneur with over two decades of experience in capital markets, bringing deep private and public market expertise to the industries he has transformed. As the former CEO of Osmio (now Grubhub), he played a pivotal role in developing the first patented web-based online food ordering system, revolutionizing how people order meals online. Recognizing opportunities in emerging markets, he later founded Driven Deliveries, Inc., the world’s first publicly traded cannabis delivery company, setting new standards for convenience, compliance, and accessibility in the industry. Beyond tech and logistics, Adam co-founded HYD for Men, an artisanal men’s grooming brand dedicated to crafting high-quality, tailored self-care products for modern men. His track record of innovation, leadership, and ability to navigate both private and public markets continues to drive transformative change across multiple industries. Post HYD For Men, Mr. Berk was the CEO and Chairman of Stem Holdings (OTC: STEM), one of the largest multistate operators where he grew the platform across six states and employed 400 people. Following STEM, Mr. Berk was the President of Irwin a well-known vitamin and nutraceutical company in the US, growing sales to over $130 million and distributing products to 100,000 doors. Mr. Berk is currently the CEO of One Bullion, the largest gold mining and exploration company in Botswana. Mr. Berk is a graduate of the Cornell Hotel School and has an MBA from University of Miami.

53

Lucy Chua, age 41

Director Nominee

Lucy Chua combines over 15 years of experience in finance and strategic management within the automotive and emerging technologies sectors. Previously, she had been involved in five companies in the finance and investment industry, holding positions including Chief Financial Officer, Controller, Chief Operations Officer, and board member.

From October 2022 through the present, Ms. Chua has served as Senior Executive Director for ShangZen M&A Consulting, a global consulting firm focused on cross-border M&A transactions in the automotive and green technology industries. From January 2020 to the present, she has also been Senior Vice President of Xencio Technology Shanghai Co. Limited, a company involved in AI-driven solutions for automotive supply chains and predictive maintenance. From November 2015 to August 2019, she was Senior Executive Director of NMC Capital, a cross-border investment firm active in the automotive, media, and consumer markets. From April 2013 to November 2015, she served as Investment Director of Zhejiang Kunlun Holding, a diversified holding company focused on real estate and consumer market investments. From August 2006 to March 2013, she was Audit Manager at KPMG Shanghai, a global accounting and consulting firm, where she specialized in retail and consumer products audits and supply chain financial operations.

Ms. Chua is also currently a director of various private investment entities focused on automotive technology and emerging markets, and she has served on multiple boards within the last five years. She holds a Bachelor of Business Administration from Shanghai International Studies University and an MBA-equivalent certification in Electric Vehicle Market Analysis (2023). She is also a Certified CICPA.

Ben Silverman, age 55

Director Nominee

Ben Silverman combines over 30 years of experience in entertainment. He has been nominated for 9 Emmys and 6 Golden Globes, winning 1 Emmy and 2 Golden Globes. Previously he had been involved in 6 companies in the entertainment industry, holding senior management positions of CEO, Chairman, Executive Producer, and Director of International Packaging. From 1995 – 2002, he was the Director of International Packaging at WME. In 2002, he co-founded Reveille Productions, serving as its CEO and Executive Producer. From 2007-2009, he was the co-chairman of NBC Entertainment and Universal Media Studios. He founded Electus, a production company in 2009, serving as its CEO. He is currently co-founder and CEO of Propagate Content, a position he has held since co-founding the company in 2015. He has an undergraduate degree from Tuft’s University.

Ira Kurgan, age 71

Director Nominee

Ira Kurgan combines over 30 years of experience in entertainment senior management, following earlier roles in business affairs. He has been involved in at least three companies in the entertainment industry, holding senior management positions such as chief of network business operations and executive vice president. From 1987 to at least 2013, he served as chief of network business operations at Fox Broadcasting Co., where he negotiated key financial and talent agreements for shows like American Idol and The X Factor. Prior to Fox, he held business affairs roles at CBS from 1979-1987 and United Artists for the end of 1987, managing contracts and negotiations. He has his undergraduate degree from UC Berkeley.

Armando Nunez, age 64

Director Nominee

Armando Nuñez combines over 40 years of experience in entertainment senior management, following an early career in television production and sales. He has been involved in five companies in the entertainment industry, holding senior management positions such as president, CEO, and executive vice president. From 1992 to 1994, he served as Executive Vice President of International Sales at Viacom Entertainment, supplying programming for global networks like MTV and Showtime. From 1994 to 1997, he was President of 36 New World International Television Distribution. From 1997 to 1999, he served as President of Universal International Television, overseeing global program sales. From 1999 to 2020, he held various leadership roles at CBS, including President of CBS Broadcast International (1999–2004), President of CBS Paramount International Television (2004–2012), President and CEO of CBS Global Distribution Group (2012–2020), and Chief Content Licensing Officer for CBS Corporation and later Viacom CBS. In 2022, he founded Peritus Global Advisors, serving as its CEO. He earned an undergraduate degree from the Gabelli School of Business at Fordham University in 1982. Armando has been the Chair of Fordham’s Board of Trustees since 2022.

Patricio Rabuffetti, age 63

Director Nominee

Patricio Rabuffetti combines over 35 years of experience in entertainment. He founded Non-Stop Studios in 1989, and has served as the company’s President since then. In 1998, Non-Stop became the main production arm for The Walt Disney Channels through-out Latin America, and subsequently launched Disney Channels across LATAM (including Mexico, Brazil and Argentina) in 2000. In 2022, he created the Screen Capital Fund, raising 20 million from investors to fund film and TV series. In 2023, he founded Cocao & Cia, Grupo iZen to produce content for the global Spanish-speaking market. He has earned his undergraduate degree in Economics from Universidad Argentina de la Empresa.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. We understand that corporate governance practices change and evolve over time, and we seek to adopt and use practices that we believe will be of value to our stockholders and will positively aid in the governance of the Company. To that end, we regularly review our corporate governance policies and practices and compare them to the practices of other peer institutions and public companies. We will continue to monitor emerging developments in corporate governance and enhance our policies and procedures when required or when our Board determines that it would benefit our Company and our stockholders.

In this section, we describe the roles and responsibilities of our board of directors and its committees and describe our corporate governance policies, procedures and related documents. The charters of the Audit, Nominating and Corporate Governance, and Compensation Committees of our Board of Directors, our Corporate Governance Guidelines and Code of Business Conduct and Ethics can be accessed electronically under the “Governance” link on the Investor Relations page of our website at www.ambitious.tv. We will also provide a printed copy of any of these materials without charge upon written request sent to our Investor Relations department at _____. The inclusion of our website address in this section does not include or incorporate by reference the information on our website into this prospectus.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of [●] members. The number of directors is determined by our board of directors, subject to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Our directors are elected annually for one-year terms.

Controlled Company Status

Under the NYSE American listing rules, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Mr. Shaw, our Co-President and Interim Chief Executive Officer, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering.

Therefore, for so long as we remain a controlled company, we qualify and are eligible for the exemptions afforded to controlled companies from certain corporate governance requirements set forth in the NYSE American listing rules, which include the following:

●	our Board of Directors is not required to be comprised of a majority of independent directors;

●	our Board of Directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. Although we do not currently plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Director Independence

As a “controlled company,” we are not subject to the corporate governance rules of the NYSE American requiring: (i) a majority of independent directors on our board of directors, (ii) an entirely independent corporate governance and nominating committee, and (iii) an entirely independent compensation committee. We have created or will create an audit committee, a compensation committee, and a nominating and corporate governance committee.

Under Rule 303A of the NYSE American Rules, a director will only qualify as an “independent director” if, our board of directors affirmatively determines that the person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 303A of the NYSE Listed Company Manual, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

54

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that three of our five directors, do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE American. In making such determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining his independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of Our Board of Directors

Following this Offering, the board of directors will have established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The board will have adopted written charters for each of these committees specifying the scope of responsibilities of each of these committees and the means by which they carry out their responsibilities. Copies of the charters will be available on our website upon the closing of this offering. Our board of directors may establish other committees from time to time as it deems necessary or appropriate.

The composition and responsibilities of each committee of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Although each committee will be directly responsible for evaluating certain enumerated risks and overseeing the management of such risks, the entire board of directors will be generally responsible for and is regularly informed through committee reports about such risks and any corresponding remediation efforts designed to mitigate such risks. In addition, appropriate committees of the board of directors will receive reports from senior management within the organization in order to enable the board of directors to understand risk identification, risk management and risk mitigation strategies. When a committee receives such a report, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board of directors meeting. This enables the board of directors and its committees to coordinate the risk oversight role.

Upon our listing on the NYSE American, each committee’s charter will be available under the Corporate Governance section of our website at www.ambitious.tv. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

After this Offering, we expect the initial members of our Audit Committee to be [_____]. [___] will chair the Audit Committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE American. Our board has determined that [ ] is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE American. The Audit Committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. The Audit Committee’s responsibilities include, among other things:

●	appointing, approving the compensation of and assessing the independence of our registered public accounting firm;

●	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

55

●	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

●	overseeing our internal audit function;

●	overseeing our risk assessment and risk management policies;

●	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

●	meeting independently with our internal auditing staff, independent registered public accounting firm and management;

●	reviewing and approving or ratifying any related person transactions, and

●	preparing the Audit Committee report required by SEC rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our Audit Committee.

Compensation Committee

After this Offering, we expect the initial members of our Compensation Committee to be [_____]. [____] will chair the Compensation Committee. The primary purpose of our Compensation Committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include, among other things:

●	reviewing and recommending corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

●	making recommendations to our board of directors with respect to, the compensation level of our executive officers;

●	reviewing and recommending to our board of directors employment agreements and significant arrangements or transactions with executive officers;

●	reviewing and recommending to our board of directors with respect to director compensation, and

●	overseeing and administering our equity-based incentive plan or plans.

Each member of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the “Code”. Each member of the committee will meet the requirements for independence under the listing standards of the NYSE American and SEC rules and regulations. In arriving at these determinations, our board of directors will examine all factors relevant to determining whether any compensation committee member has a relationship to us that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.

56

With respect to director compensation, our Compensation Committee is responsible for reviewing the compensation paid to members of the Board and recommending modifications to Board compensation that the Compensation Committee determines are appropriate and advisable to the Board for its approval from time to time. In this regard, the Compensation Committee may request that management report to the Compensation Committee periodically on the status of the Board’s compensation in relation to other similarly situated companies.

In determining compensation for our executive officers, the Compensation Committee typically considers, but is not required to accept, the recommendations of our Chief Executive Officer regarding the performance and proposed base salary and bonus and equity awards for the other executive officers, as well as himself. The Compensation Committee may also request the assistance of our Chief Financial Officer in evaluating the financial, accounting and tax implications of various compensation awards paid to the executive officers. However, our Chief Financial Officer does not determine the amounts or types of compensation paid to the executive officers. Our Chief Executive Officer and certain of our other executive officers may attend Compensation Committee meetings, as requested by the Compensation Committee. None of our executive officers, including our Chief Executive Officer, will attend any portion of the Compensation Committee meetings during which the executive officer’s compensation is established and approved.

Nominating and Corporate Governance Committee

After this Offering, we expect the initial members of our Nominating and Corporate Governance Committee to be [_____]. [___] will chair the Nominating and Corporate Governance Committee. This committee’s responsibilities include, among other things:

●	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

●	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

●	developing and recommending to our board of director’s corporate governance principles, codes of conduct and compliance mechanisms, and

●	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

When evaluating director candidates, the Nominating and Corporate Governance Committee may consider several factors, including relevant experience, independence, commitment, compatibility with the Chief Executive Officer and the board of directors’ culture, prominence and understanding of the Company’s business, as well as any other factors the Nominating and Corporate Governance Committee deems relevant at the time. The Nominating and Corporate Governance Committee makes a recommendation to the full board of directors as to any person it believes should be nominated by our board of directors, and our board of directors determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee. Each member of the committee will meet the requirements for independence under the listing standards of the NYSE American and SEC rules and regulations.

Risk Oversight

Our board of directors has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will have been a current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the last completed fiscal year.

57

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, www.ambitious.tv. In addition, we post on our website all disclosures that are required by law or the listing standards of the NYSE American Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Clawback Policy

Our board of directors have adopted a clawback policy permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the NYSE American rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”).

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K that are material to an evaluation of the ability or integrity of any director or executive officer of the Company.

58

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation awarded to or earned during 2024 and 2023, as applicable, by the named executive officers of Ambitious during the historical periods presented:

Option and
				Stock	Warrant
Name and Principal Position	Fiscal Year	Salary	Bonus	Awards (1)	Awards (1)	Total
Kirk E. Shaw, Co-President and Interim Chief Executive Officer		$	$	$	$	$

		$	$	$	$	$
		$	$	$	$	$
		$	$	$	$	$
		$	$	$	$	$

(1)	The amounts reported in these columns represent the grant date fair value of the stock, option and warrant awards granted during the years ended December 31, 2024 and 2023, calculated in accordance with FASB ASC Topic 718.

Employment Agreements

[Descriptions of employment agreements]

Stock Option and Other Compensation Plans

Our 2021 Equity Incentive Plan was originally adopted by our board of directors and approved by our stockholders on [__], 2021 (the “2021 Plan”). The purposes of the 2021 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our service providers and to promote the success of the Company’s business. We have reserved [●] shares of our common stock to issue awards under our 2021 Plan which shall be increased to equal [●]% of our issued and outstanding common stock at the time of each award.

Shares Available for Awards

As of [__], 202[●], there were options to purchase [●] shares of our common stock with a weighted average exercise price of $[●] per share that were outstanding under the 2021 Plan and [●] shares of common stock remained available for future issuance under the 2021 Plan.

Eligibility

The persons eligible to receive awards under our 2021 Plan are our employees, directors and consultants. However, only employees are eligible to receive awards of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code.

Administration

Our 2021 Plan provides that it shall be administered by our board of directors or, if so delegated, a committee appointed by our board of directors. The party administering our 2021 Plan, whether it is our board of directors or a committee appointed by our board of directors, is referred to under the 2021 Plan as the “administrator”. Subject to the terms of our 2021 Plan, the administrator is authorized to (i) determine the fair market value of our common stock, (ii) select eligible persons to receive awards, (iii) determine the number of shares of our common stock to which awards will relate, (iv) approve forms of award agreement for use under the 2021 Plan, (v) determine the terms and conditions of awards, including exercise price, time or timing of award exercisability, or any vesting acceleration or waiver of forfeiture restrictions, (vi) determine whether to institute and determine the conditions of an award exchange program, (vii) construe the terms of the 2021 Plan and awards granted thereunder, (viii) prescribe, amend and rescind rules and regulations relating to the 2021 Plan (including any foreign sub-plans), (ix) modify or amend any award, including discretion to extend the post-termination exercisability period or maximum term of an option, (x) determine how participants may satisfy tax withholding obligations and the acceptable form of consideration for exercising an option, (xi) authorize any person to execute any award agreement previously granted by the administrator, (xii) allow a participant to defer the receipt of the payment of cash or receipt of common shares that otherwise would be due to such participant, and (xiii) make all other determinations deemed necessary or advisable for administering the 2021 Plan.

59

Stock Options

Incentive stock options (ISO) and non-qualified stock options (NSO) are granted pursuant to stock option agreements adopted by the administrator. The term of an option will be no more than ten years, and no more than five years with respect to any ISO granted to a participant who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, or any parent or subsidiary (a “10% Stockholder”). Generally, the exercise price for an ISO or NSO cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant. However, any ISO granted to a 10% Stockholder may not have an exercise price per share less than 110% of the fair market value per share on the date of grant. Notwithstanding the above, options may be granted with a per share exercise price of less than 100% of fair market value per share on the date of grant pursuant to certain transactions and in a manner consistent with Section 424(a) of the Code. A stock option agreement may provide for early exercise prior to vesting and the administrator may at any time offer to buy out any option previously granted.

For purposes of the 2021 Plan, “fair market value” means (i) if our common stock is listed on an established stock exchange, the closing sales price on such exchange on the date of determination, or if no closing bid was reported for such date, the next earliest date or (ii) if our common stock is not listed on an established stock exchange, the value determined in good faith by the administrator. At the time of grant, the administrator shall determine the acceptable form of consideration for exercising an option, which may consist of cash, check, promissory note (to the extent permitted by law), other shares of our common stock, consideration received by the Company through a cashless exercise program, by net exercise or by any other consideration or method of payment. Options will be exercisable as provided under the terms of the 2021 Plan and at such times set forth in the applicable award agreement. An option will be deemed exercised when the Company receives (i) written or electronic notice of exercise, (ii) full payment for the exercised shares (including any applicable tax withholding), and (iii) such representations and documents deemed necessary or advisable by the administrator.

If an optionee ceases to be a service provider, other than upon termination due to death or disability, the optionee may exercise his or her option within 30 days of termination, or such longer period of time specified in the award agreement (but in no case after the expiration date of the option), to the extent such option is vested on the date of termination. If an optionee ceases to be a service provider due to death or disability, the optionee or his or her beneficiary, may exercise any vested options up to six months following termination (but in no case after the expiration date of the option). Any shares covered by any unvested portion of the option which is forfeited will revert to the 2021 Plan and again be available for grant. The option agreement may provide for early exercise prior to vesting or a right of repurchase.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as non-statutory stock options.

60

Restricted Stock

Our 2021 Plan also permits the issuance of restricted stock. Restricted stock represents the purchase of our common stock that is subject to restrictions with respect to sale and transferability of such shares until the stock vests pursuant to the terms of the award agreement.

Restricted Stock Units

Our 2021 Plan also permits the issuance of restricted stock units, or RSUs, to our service providers. RSUs granted under our 2021 Plan represent the right to receive shares of our common stock or a cash payment at a specified future date or event and may be subject to vesting requirements.

Other Stock-Based Awards

Our 2021 Plan permits the issuance of other awards may be paid in shares of common stock, cash or other property as standalone payment and or payment in lieu of compensation.

Adjustments

In the event of an equity restructuring as defined in the 2021 Plan, such as a stock split, stock dividend, merger or other recapitalization, the 2021 Plan provides for the proportional adjustment of the number of shares reserved under the 2021 Plan and the number of shares and exercise or purchase price, if applicable, of all outstanding stock awards.

Merger or Change in Control

Unless otherwise provided in the award agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2021 Plan may be treated as the administrator determines absent participant consent: that the awards will (i) be assumed or substituted for by any successor corporation, (ii) terminate upon or immediately prior to any such transaction, (iii) vest and become exercisable or payable in whole or in part upon the effectiveness of such transaction, (iv) be terminated in exchange or in replacement for cash or property that would have been realized upon the exercise or realization of such award, or (v) be handled in any combination of the above. If the successor corporation elects not to assume or substitute for such awards, the vesting of such stock awards will accelerate and all restrictions shall lapse. In the event of our dissolution or liquidation, all outstanding options and stock appreciation rights under the 2021 Plan will terminate immediately prior to such event.

Amendment and Termination

Our board of directors has the authority to amend, alter, suspend or terminate the 2021 Plan with stockholders’ approval as required by law. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant without the affected participant’s consent.

Outstanding Equity Awards at December 31, 2024

The following table provides information with respect to holdings of options, warrants and stock awards held by our named executive officers, at December 31, 2024:

Option Awards
Name	Number of shares of common stock issuable upon exercise (#)	Number of shares of common stock issuable upon exercise (#)	Option exercise price ($)	Option expiration date
Kirk E. Shaw

61

Warrant Awards
Name	Number of shares of common stock issuable upon exercise (#)	Number of shares of common stock issuable upon exercise (#)	Warrant exercise price ($)	Warrant expiration date

Plan Category

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders: (1)	-	$-	-
Equity compensation plans not approved by security holders:	-	-	-
Total	-	$-	-

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Non-Employee Director Compensation

[To be updated if and when compensation agreements with non-employee directors are entered into].

Employee Director Compensation

Directors who are also our employees receive no additional compensation for their service as a director.

62

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Financial Officer. The policy calls for the proposed related person transaction to be reviewed by our Audit Committee and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between Audit Committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

●	the related person’s interest in the related person transaction;

●	the approximate dollar value of the amount involved in the related person transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party; and

●	the purpose of, and the potential benefits to us of, the transaction.

The Audit Committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

●	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (iii) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

●	a transaction that is specifically contemplated by provisions of our certificate of incorporation, as amended and restated, or bylaws.

Related Party Transactions

Promissory Note

During the year ended December 31, 2022, the Company issued a promissory note to Roots Properties, Inc. (the “First Roots Promissory Note”), a related party where Kirk Shaw, our Co-President and Interim Chief Executive Officer, serves as the President. The promissory note has a principal balance of $211,290 and matures (i) when the Company gets a financing with 25% of any financing going towards loan repayment until it is all paid, or (ii) December 31, 2025. The First Roots Promissory Note will bear interest at the rate of 10% per annum. As of June 30, 2025, and December 31, 2024, the principal balance related to the First Roots Promissory Note was $211,290 and $211,290, respectively.

In December 2023, the Company issued another promissory note to Roots Properties, Inc. (the “Second Roots Promissory Note”). Pursuant to the Second Roots Promissory Note, Roots Properties will, from time to time, loan funds to the Company to cover operating expenses and production costs. The Second Roots Promissory Note has the following terms: a principal balance of up to $300,000. The Second Roots Promissory Note will be repaid (i) when the Company gets financing, with 25% of any financing going towards loan repayment until it is fully paid, or (ii) by December 31, 2026. The Second Roots Promissory Note will bear interest at the rate of 10% per annum. During the year ended December 31, 2024, Roots Properties advanced the Company $69,235, and the Company made repayments of $49,000. During the three months ended March 31, 2025, Roots Properties advanced the Company an additional $159,500, and the Company made repayments of $18,001. As of June 30, 2025, and December 31, 2024, the principal balance related to this Roots promissory note was $161,734 and $20,235, respectively.

In December 2023, the Company issued a promissory note to JC3 Productions (“JC3 Note”), where Kirk Shaw, our Co-President and Interim Chief Executive Officer, serves as President. The JC3 Note has the following principal balance of $25,000. The JC3 Note will be repaid when the Company gets financing, with 25% of any financing going towards loan repayment until it is fully paid, or (ii) by December 31, 2026. The JC3 Note will bear interest at the rate of 10% per annum. As of June 30, 2025, and December 31, 2024, the principal balance related to the JC3 promissory note was $25,000 and $25,000, respectively.

In December 2023, the Company issued a promissory note to Kirk Shaw (the “First Shaw Note”), our Co-President and Interim Chief Executive Officer. From time-to-time Mr. Shaw will loan funds to the Company to cover operating expenses and production costs. The First Shaw Note has a principal balance of up to $300,000. The First Shaw Note will be repaid when the Company gets financing, with 25% of any financing going towards loan repayment until it is fully paid, or (ii) December 31, 2026. The First Shaw Note will bear interest at the rate of 10% per annum. During the year ended December 31, 2023, Mr. Shaw advanced the Company $56,594. During the year ended December 31, 2024, Mr. Shaw advanced the Company $147,570, and the Company made repayments of $52,572. During the six months ended June 30, 2025, Mr. Shaw advanced the Company an additional $193,468, and the Company made repayments of $97,395. As of June 30, 2025, and December 31, 2024, the principal balance related to the First Shaw Note was $247,665 and $151,592, respectively.

In December 2023, the Company issued a promissory note to Kirk Shaw (the “Second Shaw Note”). The Second Shaw Note has a principal balance of $255,088. The Second Shaw Note will be repaid when the Company gets financing, with 25% of any financing going towards loan repayment until it is fully paid, or (ii) by December 31, 2026. The Second Shaw Note will bear interest at the rate of 10% per annum. During the year ended December 31, 2023, the Company made repayments of $30,073. As of June 30, 2025, and December 31, 2024, the principal balance related to the Second Shaw Note was $225,015 and $225,015, respectively.

Transfers of Subsidiary Interests

During the three months ended March 31, 2024, the Company transferred its 100% ownership interests in AMFAD and CD, each a wholly owned subsidiary, to Press Play Productions, LLC (“Press Play”), for total consideration of $20. At the time of the transfer, AMFAD and CD collectively owned the film rights to All My Friends Are Dead and Cold Deck. Press Play is solely owned and controlled by Christos Shaw, the son of Kirk Shaw.

Related Parties

The related parties to the above transactions are:

●	Kirk Shaw, Co-President and Interim Chief Executive Officer of Ambitious Entertainment.
●	Press Play Productions, LLC, a limited liability company solely owned and controlled by Christos Shaw, the son of Kirk Shaw.

63

PRINCIPAL STOCKHOLDERS

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth the beneficial ownership of our common stock as of __________, 2025 by:

●	each stockholder known by us to beneficially own more than 5% of our outstanding common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on [●] shares of our common stock outstanding as of ________, 2025.

Number of
Name of Beneficial Owner	Shares	Percentage
Executive Officers and Directors
Kirk E. Shaw
%

%
%

All directors and executive officers as a group			%
Greater than 5% Shareholders			%

* Less than 1%

64

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our articles of incorporation, bylaws, and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering.

General

The following description of our capital stock and provisions of our articles of incorporation and bylaws, each as amended and restated, are summaries and are qualified by reference to our articles of incorporation and bylaws, each as amended and restated, themselves. By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our articles of incorporation and bylaws, each as amended and restated.

We have two authorized classes of stock: (i) preferred stock, par value $0.0001 per share, with 1,000,000 shares authorized, and (ii) common stock, par value $0.001 per share, with 150,000,000 shares authorized.

Authorized Capital Stock

We are currently authorized to issue up to 151,000,000 shares of capital stock consisting of: 150,000,000 shares of common stock, par value $0.001 per share and 1,000,000 shares of preferred stock, par value of $0.0001 per share. As of ___________, 2025, [●] shares of common stock were issued and outstanding and there were no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund, or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our articles of incorporation, as amended and restated, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and to determine such preferred stock’s rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Presently, our board of directors has not authorized the creation or issuance of any shares or series of preferred stock, and there will be no shares of preferred stock issued or outstanding upon the closing of this offering.

65

Authorized but Unissued Shares of Common Stock and Preferred Stock

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE American and the Nevada Revised Statutes. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Options

As of _____________, 2025, there were [●] shares of our common stock issuable upon exercise of outstanding stock options pursuant to our equity plans with a weighted average exercise price of $[●] per share.

Anti-Takeover Matters

Anti-Takeover Effects of Certain Provisions of Nevada Law

We are subject to Section 78.438 of the Nevada Revised Statutes (NRS), an anti-takeover law. In general, Section 78.438 prohibits a Nevada corporation from engaging in any business combination with any interested stockholder for a period of two years following the date that the stockholder became an interested stockholder, unless prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or if after the date that the stockholder becomes an interested stockholder the business combination is approved by the board of directors and by 60% of the voting power of all disinterested stockholders at either an annual or special meeting of the stockholders of the corporation. Section 78.439 provides that business combinations after the two-year period following the date that the stockholder becomes an interested stockholder may also be prohibited unless either approved by the corporation’s directors before the stock acquisition, or by a majority of the disinterested stockholders or unless the price and terms of the transaction meet other criteria set forth in the statute.

Section 78.416 of the NRS defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder or any other corporation which is an affiliate or associate of the interested stockholder;

●	any sale, transfer, pledge or other disposition of the assets of the corporation involving the interested stockholder or any affiliate or associate of the interested stockholder if the assets transferred have a market value equal to 5% or more of all of the assets of the corporation or 5% or more of the value of the outstanding shares of the corporation or represent 10% or more of the earning power of the corporation;

○	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, with a market value of 5% or more of the value of the outstanding shares of the corporation;

○	the adoption of a plan of liquidation proposed by or under any arrangement with the interested stockholder or any affiliate or associate of the interested stockholder;

○	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of voting shares of securities convertible into voting shares of the corporation beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder; or

○	the receipt by the interested stockholder or any affiliate or associate of the interested stockholder of the benefit, except proportionately as a stockholder of the corporation, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 78.423 of the NRS defines an interested stockholder as any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

66

Control Share Acquisitions

Sections 78.378 through 78.3793 of the NRS limit the voting rights of certain acquired shares in a corporation. The provisions apply to any acquisition of outstanding voting securities of a Nevada corporation that has 200 or more stockholders, at least 100 of which are Nevada residents, and conducts business in Nevada (an “issuing corporation”) resulting in ownership of one of the following categories of an issuing corporation’s then outstanding voting securities: (i) twenty percent or more but less than thirty-three percent; (ii) thirty-three percent or more but less than fifty percent; or (iii) fifty percent or more. The securities acquired in such acquisition are denied voting rights unless a majority of the security holders approve the granting of such voting rights. Unless an issuing corporation’s articles of incorporation or bylaws then in effect provide otherwise: (i) voting securities acquired are also redeemable in part or in whole by an issuing corporation at the average price paid for the securities within 30 days if the acquiring person has not given a timely information statement to an issuing corporation or if the stockholders vote not to grant voting rights to the acquiring person’s securities, and (ii) if outstanding securities and the security holders grant voting rights to such acquiring person, then any security holder who voted against granting voting rights to the acquiring person may demand the purchase from an issuing corporation, for fair value, all or any portion of his securities. These provisions do not apply to acquisitions made pursuant to the laws of descent and distribution, the enforcement of a judgment, or the satisfaction of a security interest, or made in connection with certain mergers or reorganizations.

Recent Amendment to Nevada Law

On May 30, 2025, Nevada enacted Assembly Bill 239 (“AB239”), which introduced certain updates to Nevada corporate law that may further discourage unsolicited or hostile takeover attempts. Among other changes, AB239 codifies a definition of “controlling stockholder” as a stockholder having voting power sufficient to elect a majority of the corporation’s directors, and imposes a limited fiduciary duty requiring such controlling stockholder to refrain from exerting undue influence over directors or officers in a manner that would induce a breach of fiduciary duty and result in a material, non-ratable benefit to the controlling stockholder. The statute also provides a statutory safe harbor that shields controlling stockholders from liability where the conflict transaction is approved or recommended by a committee of disinterested directors, subject to rebuttal only under narrow circumstances.

In addition, AB239 clarifies that the exercise or withholding of voting power by a controlling stockholder, standing alone, does not constitute a breach of fiduciary duty. These recent changes may enhance the ability of our board of directors and certain stockholders to resist hostile takeovers or changes in control not supported by our board, particularly where procedural protections are observed.

Exclusive Forum for Resolution of Disputes

Pursuant to Section 7.06 of our amended and restated bylaws, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the courts of the State of Nevada (the “Courts”)are the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (a) any derivative action or proceeding brought on behalf of the Company, (b) any action or proceeding asserting a claim of or based on breach of a fiduciary duty owed by any current or former directors, officers, or other employees or stockholders to the Company, (c) any action or proceeding asserting a claim against the Company arising pursuant to any provision of the NRS or the bylaws or the certificate of incorporation (as might be amended from time to time), or (d) any action or proceeding asserting a claim against the Company governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consent to the personal jurisdiction of the Court within ten days following such determination), which is vested in the exclusive jurisdiction of a Court or forum other than the Court, or for which the Court does not have subject matter jurisdiction.. This forum selection clause does not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction (any such action, a “Federal Action”). To the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the district courts of the United States of America shall be the sole and exclusive forum for any Federal Action.

67

We recognize that the forum selection clause may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. The courts of the State of Nevada may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Limitations of Director Liability and Indemnification of Directors and Officers

Neither our amended and restated articles of incorporation, nor our amended and restated bylaws, prevent us from indemnifying our officers, directors and agents to the extent permitted under the NRS. Section 78.7502 of the NRS provides that a corporation may indemnify any director, officer, employee, or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 78.7502(1) or 78.7502(2) of the NRS, or in defense of any claim, issue, or matter therein.

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.7502(2) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.747 of the NRS provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our amended and restated bylaws provide that the Company shall, to the fullest extent permitted by the provisions of Section 78.751 of the Nevada Revised Statutes, indemnify any and all persons whom it shall have the power to indemnify under such section.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

68

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated articles of incorporation and amended and restated bylaws.

We do not currently carry directors’ and officers’ insurance. However, we may in the future purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement, or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer Co. Inc. The transfer agent’s address is 200 Memorial Parkway, Atlantic Highlands, New Jersey 07716, and its telephone number is (732) 872-2727.

69

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of ____________, 2025, upon the completion of this offering [●] shares of our common stock will be outstanding, assuming the automatic conversion of all convertible notes into an aggregate of shares of our common stock upon the closing of this offering, no exercise of the representative of the underwriter’s option to purchase additional shares and no exercise of outstanding warrants or options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months may sell any unrestricted securities, as well as restricted securities that the person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, under Rule 144. Affiliates selling restricted or unrestricted securities may sell a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the representative of the underwriter’s option to purchase additional shares; or

●	the average weekly trading volume in our common stock on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S) and subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

70

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we, our directors and officers and holders of more than 5% of our equity securities outstanding immediately prior to this offering, have agreed, subject to certain exceptions, not to offer, sell or transfer any shares of common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters and certain other exceptions. The representative of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Underwriting”.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of [●] days following the date of this prospectus.

71

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of shares of our common stock issued pursuant to this offering but is not intended to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to a non-U.S. holder that holds shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstance, including the impact of the alternative minimum tax, the special tax accounting rules in Section 451(b) of the Code or the Medicare surtax on net investment income provided by Section 1411 of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding shares of our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting for their securities positions;

●	“controlled foreign corporations”, “passive foreign investment companies”, as defined in Sections 957 and Section 1297 of the Code, respectively, and corporations that accumulate earnings to avoid U.S. federal income tax under Section 531 and 532 of the Code;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

72

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of shares of our common stock that is an individual, corporation, estate or trust and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of shares of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis the shares of common stock, but not below zero, and any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition”.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of shares of our common stock will be subject to U.S. federal income tax by way of withholding at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E or other applicable documentation certifying qualification for the lower treaty rate of withholding). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the withholding described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “— Information Reporting and Backup Withholding” and “— Additional Withholding Tax Under FATCA”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable); or

73

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to a non-U.S. holder regardless of whether withholding is required. Copies of the information returns reporting such interest, dividends, and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the beneficial owner is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such beneficial owner is a United States person, or otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Under FATCA

Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and the Treasury Regulations and administrative guidance thereunder impose a 30% withholding tax on certain types of payments made to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including, in some cases, when such foreign financial institution or non-financial foreign entity acts as an intermediary, unless (1) the foreign financial institution has entered into an agreement with the U.S. government to withhold on certain payments and to undertake certain diligence and reporting obligations regarding U.S. account holders (including certain account holders that are non-U.S. entities with U.S. owners), (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing

FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Under proposed regulations, FATCA withholding on payments of gross proceeds from the sale or other disposition of stock has been eliminated. These proposed regulations are subject to change.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

74

UNDERWRITING

We have entered into an underwriting agreement with _____ as representative of the several underwriters named therein (the “Representative”) with respect to the shares of our common stock sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, the number of shares of our common stock set forth opposite its name in the following table, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Name	Number of Shares
[●]

Total	[●]

The underwriters are offering the shares subject to their acceptance of shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for shares covered by the underwriters’ over-allotment option described below. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We have granted the underwriters an over-allotment option, exercisable for up to [●] days from the date of this prospectus, to purchase up to [●] additional shares of our common stock at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commission, solely to cover any over-allotments, if any. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If this option is exercised in full, the total price to the public will be $[●], total underwriting discounts and commissions will be $[●] (assuming all investors and the total net proceeds, before expenses, to us will be $[●].

Underwriting Discounts, Commissions and Expenses

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $[●]. Under the underwriting agreement, we will pay fees and commissions to the underwriters equal to (i) [●]% per share, the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters; and (ii) [●]% per share, the underwriting discount we have agreed to pay on investors in this offering introduced by us. For purpose of the table below, we assume all investors in this offering are introduced by the underwriters.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $[●] per share. If all of the shares offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

75

The following table shows the per share price and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Initial public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts and commissions(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1)	Represents an underwriting discount of [●]% of the gross proceeds of the offering, assuming all investors in this offering are introduced by the underwriters.

We have agreed to pay all of the expenses relating to the offering, including (a) all filing fees and communication expenses relating to the registration of the shares of common stock to be sold in this offering with the Securities and Exchange Commission; (b) all fees and expenses relating to the listing of the shares on the NYSE American and such other exchanges as the Company and Representative together determine, including any fees charged by DTC; (c) all fees, expenses and disbursements relating to the registration or qualification of the shares under “blue sky” or securities laws. of such states of the United States of America and other jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions designated by the Representative; (e) all filing fees incurred in connection with the review of this offering by the Financial Industry Regulatory Authority, Inc., or FINRA, (f) all fees, expenses and disbursements relating to background checks of our officers and directors; (g) the costs of all mailing and printing of the underwriting documents as the Representative may reasonably deem necessary; (h) the fees and expenses of the counsel to the underwriters; (i) the Representative’s actual accountable road show expenses for the offering, and (j) the Representatives’ cost of mailing prospectuses and any other offering materials to potential investors; (k) the costs of leather bound volumes and Lucite cube mementos in such quantities as the Representative may reasonably request; transfer taxes; and transfer and warrant agent and registrar fees; provided that the total of expenses described in clauses (f), (g), (h), (i), (j) and (k) shall in the aggregate not exceed [●].

We have also agreed to pay, at the closing of the offering, a non-accountable expense allowance to the Representative equal to [●]% of the gross proceeds from the offering (excluding any proceeds received upon any subsequent exercise of the over-allotment option).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and non-accountable expense allowance, will be approximately $[●].

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Representative’s Warrants

We have agreed to issue to the Representative or its designees at the closing of this offering warrants to purchase the number of common stock equal to [●]% of the aggregate number of shares sold in this offering. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months from the commencement of sales in this offering. The warrants will be exercisable at a per share price equal to [●]% of the initial public offering price per share in the offering. The warrants provide for registration rights (including a one-time demand registration right at our expense and piggyback registration rights that, in each case, expire 5 years from the commencement of sales of this offering) and customary anti-dilution provisions as permitted under FINRA Rule 5110(g)(8).

76

The warrants are deemed underwriting compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. The warrants and shares of common stock issuable upon exercise of the warrants are being registered as a part of the registration statement of which this prospectus forms a part.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Until the date that is _________ ([●]) months after the closing date of this offering, if we or any of our subsidiaries decide (a) to finance or refinance any indebtedness using a manager or agent or (b) decides to raise funds by means of a public offering (including through an at-the-market facility) or a private placement or any other capital-raising financing of equity, equity-linked or debt securities using an underwriter or placement agent, the Representative shall have the right of first refusal, unless we terminate the underwriting agreement for cause, which includes the Representative’s material failure to provide the underwriting services contemplated in the underwriting agreement, to act as sole book-runner, sole manager, sole placement agent or sole agent at the Representative’s sole discretion, on terms customary to the Representative. The Representative will have the sole right to determine whether any other broker dealer will have the right to participate in such offering and the economic terms of such participation.

Tail Fee

We have granted the Representative the right, unless we terminate the underwriting agreement for cause, which includes the Representative’s material failure to provide the underwriting services contemplated in the underwriting agreement, for a period of ________ ([●]) months after the termination or expiration of the Representative’s engagement with us, to receive a cash fee equal to _____ percent ([●]%) of the gross proceeds received by us with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to us by any investor actually introduced by the Representative to the Company in connection with Tail Financing, provided that such transaction is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation

Lock-Up Agreements

Pursuant to “lock-up” agreements, our executive officers and directors, and certain of our stockholders, have agreed, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of the Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 180 days from the date of this prospectus, in the case of our directors and officers, [●] days from the date of this prospectus, in the case of certain of our principal stockholders.

No Sales of Similar Securities

We have agreed with the underwriters that we will not, without the prior written consent of the representative, for a period of [●] days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for classes of our stocks, (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks, (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise.

77

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Listing

We intend to apply to have shares of our common stock listed on the NYSE American under the symbol “____”. No assurance can be given that such application will be approved. If the application is not approved, we will not proceed with this offering.

Determination of the Initial Public Offering Price

The public offering price will be determined by discussions between us and the Representative. In addition to prevailing market conditions, the factors to be considered in these discussions will include:

●	an assessment of our management and the underwriters as to the price at which investors might be willing to participate in this offering;

●	the history of, and prospects for, our company and the industry in which we compete;

●	our past and present financial information;

●	our past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities that underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

78

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the NYSE American, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in shares of our common stock on the NYSE American in accordance with Regulation M under the Exchange Act., during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

79

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

80

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO, or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer, or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

81

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Lucosky Brookman LLP, 101 Wood Avenue South, 5th Floor, Woodbridge, New Jersey. [_____] is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Ambitious Entertainment, Inc. as of and for the years ended December 31, 2024 and 2023 included in this prospectus have been audited by Bush & Associates CPA LLC, independent registered public accounting firm, as set forth in their report, which contains an explanatory paragraph as to the Company’s ability to continue as a going concern, appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and its exhibits filed with the registration statement. For further information pertaining to us and the shares of our common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References to, and statements contained in this prospectus as to, any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits filed as part of the registration statement for copies of the actual contracts, agreements or other documents.

You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.ambitious.tv, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with the SEC. The information contained in, or that can be accessed through, our website is not, and should not be, considered part of this prospectus.

82

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Ambitious Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambitious Entertainment and Subsidiaries (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the period ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada

July 17, 2025

PCAOB ID Number 6797

179 N. Gibson Road, Henderson, Nevada 89014 ● 702.703.5979 ● www.bushandassociatescpas.com

F-2

AMBITIOUS ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
Current Assets
Cash	$3,621	$76,888
Cash reserve	8,735	-
Accounts receivable	290,597	5,528,441
Tax credit receivable	-	973,126
Other receivable	31,396	27,024
Subscription receivable	5,000	5,000
Prepaid expenses and other current assets	116,742	357,301
Investments	128,650	292,720
Deferred offering cost	250,000	250,000
Total Current Assets	834,741	7,510,500

TOTAL ASSETS	$834,741	$7,510,500

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$955,696	$614,031
Accrued expenses	656,418	787,444
Due to related parties	633,332	894,789
Production financing	775,761	2,685,370
Short term production loans	-	4,146,503
Convertible notes payable, net	2,021,771	1,681,010
Derivative liability	8,474,173	7,908,430
Total Current Liabilities	13,517,151	18,717,577

Production financing, non-current	-	76,074
TOTAL LIABILITIES	13,517,151	18,793,651

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 237,340 shares issued and outstanding as of December 31, 2024, and December 31, 2023	24	24
Common stock, $0.0001 par value; 150,000,000 shares authorized; 7,440,000 and 6,800,000 shares issued and outstanding, as of December 31, 2024, and December 31, 2023, respectively	744	680
Additional paid in capital	1,081,138	229,522
Accumulated deficit	(13,815,668)	(11,513,455)
Accumulated other comprehensive income (loss)	51,352	78
TOTAL STOCKHOLDERS’ DEFICIT	(12,682,410)	(11,283,151)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$834,741	$7,510,500

The accompanying notes are an integral part of these audited consolidated financial statements

F-3

AMBITIOUS ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended
	December 31,
	2024	2023

Revenue	$9,289,445	$7,028,441
Cost of revenues	11,232,576	2,629,827
Gross profit	(1,943,131)	4,398,614

Operating expenses
Selling, general and administrative	1,052,166	2,943,547
Selling, general and administrative - related parties	-	173,393
Total operating expenses	1,052,166	3,116,940

Loss from operations	(2,995,297)	1,281,674

Other Income (Expenses):
Other income	23,099	15,491
Interest expense	(921,653)	(1,364,645)
Loss on impairment of investments	(85,837)	-
Change in fair value of derivative liability	(201,422)	(3,066,579)
Gain on transfer of corporate and member interest	1,933,261	-
Total other income (expenses)	747,448	(4,415,733)

Net Loss	$(2,247,849)	$(3,134,059)

Foreign exchange translation	(10,302)	(28,041)
Net Loss and comprehensive loss	$(2,258,151)	$(3,162,100)

Loss per share of common stock - basic and diluted	$(0.31)	$(0.48)
Weighted average number of shares of common stock outstanding - basic and diluted	7,162,027	6,516,438

The accompanying notes are an integral part of these audited consolidated financial statements

F-4

AMBITIOUS ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

							Accumulated
					Additional		Other
	Preferred Stock		Common Stock		Paid in	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total

Balance - December 31, 2022	237,340	$24	6,300,000	$630	$224,572	$(8,351,355)	$-	$(8,126,129)

Common stock issued for cash	-	-	500,000	50	4,950	-	-	5,000
Other comprehensive income	-	-	-	-	-	-	78	78
Net loss	-	-	-	-	-	(3,162,100)	-	(3,162,100)
Balance - December 31, 2023	237,340	$24	6,800,000	$680	$229,522	$(11,513,455)	$78	$(11,283,151)

Common stock issued for cash	-	-	640,000	64	1,215,936	-	-	1,216,000
Adjustment related to issuance of convertible debt	-	-	-	-	(364,320)	-	-	(364,320)
Other comprehensive income	-	-	-	-	-	(44,062)	51,274	7,212
Net loss	-	-	-	-	-	(2,258,151)	-	(2,258,151)
Balance - December 31, 2024	237,340	$24	7,440,000	$744	$1,081,138	$(13,815,668)	$51,352	$(12,682,410)

The accompanying notes are an integral part of these audited consolidated financial statements

F-5

AMBITIOUS ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,258,151)	$(3,162,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount and issuance costs	215,761	496,894
Change in fair value of derivative liability	201,422	3,066,579
Modification of debt	-	8,333
Decrease in investments (non-cash)	99,070	103,500
Impairment loss	85,837	-
Stock-based compensation	1,216,001	-
Non-cash gain on transfer of interest in subsidiaries	(503,132)	-
Changes in operating assets and liabilities:
Accounts receivable	(2,866,973)	(5,457,441)
Tax credit receivable	(681,727)	(358,126)
Other receivable	(28,101)	(27,024)
Prepaid expenses	123,610	(357,301)
Content assets	-	190,020
Deferred offering cost	-	(250,000)
Accounts payable	219,850	525,931
Accrued expenses	(952,191)	574,547
Net cash used in operating activities	(5,128,724)	(4,646,188)

CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(20,837)	(396,220)
Net cash used in investing activities	(20,837)	(396,220)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from production financing	3,151,977	76,074
Repayments of production financing	(358,300)	(178,079)
Proceeds from short-term production loans	-	4,146,503
Debt issuance costs / loan origination fees	(11,645)	-
Advances from related parties	217,005	774,152
Repayments to related parties	(101,572)	(171,529)
Proceeds from issuance of common stock	-	-
Proceeds from issuance of convertible notes payable	125,000	442,460
Capital Contributions	2,055,275	-
Net cash provided by financing activities	5,077,740	5,089,581

Effect of foreign exchange rates on cash and cash equivalents	7,289	78

Net change in cash	(64,532)	47,251
Cash at beginning of period	76,888	29,637
Cash at end of period	$12,356	$76,888

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

NON CASH INVESTING AND FINANCING ACTIVITIES
Convertible note issued for settlement of due to related party	$-	$83,333
Transfer of interest in subsidiaries	$(503,132)	$-
Initial derivative liabilities recognized as a debt discount	$12,500	$53,056
Issuance of common stock for subscription receivable	$-	$-

The accompanying notes are an integral part of these audited consolidated financial statements

F-6

AMBITIOUS ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024, and 2023

NOTE 1 - ORGANIZATION AND LIQUIDITY

Organization and Business Overview

Ambitious Entertainment, Inc., (“Ambitious”, “the Company”, “We”, “Us”) a Nevada corporation, was incorporated in September 2020 to pursue an innovative media content development strategy that pursues opportunities generated from the rapid proliferation of video streaming services such as Netflix, Disney+, Amazon Prime Video, Hulu, and Max (formerly HBO Max) as well as all major movie studios. Ambitious is a leading independent media entertainment company which sources, finances, develops and produces IP-based series and movies in “partnership” with the industry’s foremost creative artists, streaming sites, and studios. The Company acquires and controls its own movie or series IP which it then packages internally into a lucrative asset for sale directly to streaming sites and movie studios or, when strategically practical, the Company produces its IP in-house. The IP we secure are rights to books, scripts, life-rights, or other IP such as blogs, vlogs, and short videos.

The Company has four wholly owned subsidiaries including Dead Man’s Hand Production, LLC, (“DMH”), 1421135 B.C. LTD (“Cold Deck Film, LLC” or “CD” or “Cold Deck”), AMFAD Productions CAD Inc. (“All My Friends Are Dead”, “AMFAD”), and Scorpion Productions, Inc. (“Scorpion”, “Viper”) included in the consolidated financial statements for the year ended December 31, 2023.

The Company has six wholly owned subsidiaries including Dead Man’s Hand Production, LLC, (“DMH”), 1421135 B.C. LTD (“Cold Deck Film, LLC” or “CD” or “Cold Deck”), AMFAD Productions CAD Inc. (“All My Friends Are Dead”, “AMFAD”), Scorpion Productions, Inc. (“Scorpion”, “Viper”), FATE USA, LLC (“FATE”), and Rage Movie, LLC (“Guns of Redemption” or “GOR” or “Rage”) included in the consolidated financial statements for the year ended December 31, 2024. Five of the subsidiaries were transferred out of the Company during the year ended December 31, 2024.

Going Concern

The Company’s consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States including the assumption of a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company had a net loss of $2.2 million, an accumulated deficit of $13.8 million, and cash used in operations of $5.5 million for the year ended December 31, 2024. The Company expects to continue to incur significant expenditures to develop its technology and is currently not reserving cash to repay convertible notes. As such, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company has incurred recurring losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. As of December 31, 2024, the Company has $2,021,771 in net convertible debt with a weighted average interest rate of 7% per annum. Of this amount, $1,893,229 matures on June 1, 2025, and $128,542 matures between May and December 2026. The Company’s monthly cash burn is approximately $87,500, comprised of $65,000 in labor, $7,000 in travel, $7,500 in legal expenses, $5,000 in audit fees, and $3,000 in development expenses.

F-7

Management recognizes the need to obtain additional resources to support operations in 2025 and beyond. To address these liquidity challenges, management has developed the following plans:

1.	Near-Term Capital Raise:

○	Management plans to raise $1,000,000 within one month of filing its Form S-1. The funding is expected to be secured through convertible debt with terms of 1-3 years and an interest rate of 7%. The Company is actively negotiating with 2-3 merchant banks to finalize this raise.
○	The $1,000,000 funding is projected to cover operating expenses until the Company lists its shares on the New York Stock Exchange.

2.	Post-Listing Capital Raise:

○	Following the listing on the New York Stock Exchange, the Company plans to raise $10,000,000. Management is in discussions with two brokerage firms regarding this raise, which will provide additional capital to fund the Company’s operations and strategic initiatives.

In the absence of the successful execution of these plans, the Company does not have contingency plans other than the possibility of personal funding by the CEO.

These consolidated financial statements do not include any adjustments related to the recoverability or classification of recorded asset amounts and the classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

Management believes the planned $1,000,000 funding and subsequent $10,000,000 raise, if successfully executed, will mitigate the substantial doubt about the Company’s ability to continue as a going concern through the end of 2025.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates are contained in the accompanying consolidated financial statements for the valuation of derivatives, warrants, and other financial instruments.

F-8

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. As of December 31, 2024, the Company had cash and cash equivalents of $12,156, including cash reserves of $8,735. The Company has not experienced any losses on deposits of cash and cash equivalents.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of various payments that the Company has made in advance for deposits, and goods or services to be received in the future. Prepaid expenses include consulting, advertising, insurance, and service or other contracts requiring up-front payments.

Fair Value Measurements

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

F-9

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments.

Set out below are the Company’s financial instruments that are required to be remeasured at fair value on a recurring basis and their fair value hierarchy as of December 31, 2024, and 2023:

December 31, 2024	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$6,921,846	$6,921,846
Derivative Liability – conversion feature	-	-	1,552,327	1,552,327
Total Liabilities	$-	$-	$8,474,173	$8,474,173

December 31, 2023	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$6,602,804	$6,602,804
Derivative Liability – conversion feature	-	-	1,305,626	1,305,626
Total Liabilities	$-	$-	$7,908,430	$7,908,430

Stock-based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award.

Content Assets

The Company sources intellectual property (“IP”) to create and develop new films for sale to third parties. Content assets related to original productions include the unamortized costs of both completed and in-process video content produced by the Company. Capitalized costs include all direct production and financing costs, capitalized interest when applicable, and production overhead. Content assets are monetized individually and therefore are reviewed at the individual level when an event or change in circumstance indicates a change in the expected usefulness of the content or the fair value may be less than the unamortized cost.

Impairment of Long-lived Assets

The Company reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. An impairment loss would be recognized when projected undiscounted future cash flows are less than its carrying amount. The expected cash flows are based on assumptions regarding the Company’s future business outlook. Actual results could differ from these assumptions. The Company did not record any impairment losses during the year ended December 31, 2024, and 2023.

Revenue recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606), the Company performs the following five steps:

(i) identify the contract(s) with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

(iv) allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

F-10

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

For the years ended December 31, 2024, and December 31, 2023, 100% of the Company’s revenue was derived from production services. Revenue related to production service agreements is recognized on a percentage-of-completion basis, as described below. The Company did not generate revenue from feature films or other licensing activities during these periods.

Production Services Revenue

For production service agreements, revenue is recognized over time on a percentage-of-completion basis as the Company satisfies its performance obligations. The percentage of completion is determined based on actual costs incurred relative to total estimated costs, and related costs are expensed as incurred in proportion to the percentage of completion.

Contract Balances

The Company’s contract balances include the following:

●	Deferred Revenue: Represents payments received in advance of the performance obligations being satisfied.
●	Content Assets: Capitalized costs related to feature film programming rights, which are deferred and recognized as revenue when the rights are transferred to the customer.

Deferred Revenue	2024	2023
Beginning Balance	$0	$0
Additions	$0	$0
Revenue Recognized	$0	$0
Ending Balance	$0	$0

Performance Obligations

The Company satisfies its performance obligations for production services over time, accounting for 100% of the Company’s total revenue for the years ended December 31, 2024, and December 31, 2023. The satisfaction of performance obligations is measured using the percentage-of-completion method, as described above.

For the years presented, there were no material unsatisfied performance obligations as of the balance sheet date.

F-11

Cost of Revenue

Costs incurred to produce feature films are capitalized when incurred and expensed when the movie rights are transferred. For production service agreements, costs are recognized in proportion to the percentage of completion, consistent with the revenue recognition method.

The costs incurred to acquire feature film programming rights, including advances, are capitalized.

Income Taxes

Income taxes are accounted for using an asset and liability approach for financial accounting and reporting for income taxes and recognition and measurement of deferred assets are based upon the likelihood of realization of tax benefits in future years. Under this method, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset, on a jurisdiction-by-jurisdiction basis, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination, based on their technical merits. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at exchange rates in effect at the balance sheet date. Resulting unrealized and realized gains and losses are included in the consolidated statements of operations.

Foreign company assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Foreign company revenue and expense items are translated at the average rate of exchange for the fiscal year. Gains or losses arising on the translation of the accounts of foreign companies are included in accumulated other comprehensive income or loss, a separate component of shareholders’ equity.

Convertible Debt and Convertible Preferred Stock

The Company has adopted Accounting Standards Update (“ASU”) 2020-06, simplifying the accounting for convertible instruments. ASU 2020-06 (i) reduced the number of accounting models for convertible instruments, by eliminating the models that require separation of cash conversion or beneficial conversion features from the host and (ii) revised derivative scope exception and (iii) provided targeted improvements for EPS. The adoption of ASU 2020-06 did not have a material impact on the Company’s outstanding convertible debt instruments.

F-12

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the consolidated balance sheet at fair value, with any changes in its fair value recognized currently in the consolidated statements of operations.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the earnings (loss) of the Company.

As a result of the net loss in the years ended December 31, 2024, and 2023, the dilutive effect of the warrants and convertible notes were considered anti-dilutive and, therefore, excluded from diluted net loss per share.

	December 31,	December 31,
	2024	2023
	(Share)	(Share)
Warrant A	4,000,000	4,000,000
Warrant B	1,040,365	971,615
Warrant C	1,040,365	971,615
Convertible note	1,040,365	971,615
	7,121,095	6,914,845

F-13

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was nil for the years ended December 31, 2024, and 2023.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Segment Reporting

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments for making operating decisions, assessing performance, and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates the Company.

Management has determined that the Company’s operations currently constitute a single reportable segment in accordance with ASC 280. The CODM evaluates the Company’s operations on a consolidated basis and does not allocate resources or assess performance separately by geography or product.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which expands the disclosure requirements for reportable segments. The Company is currently evaluating the impact of ASU 2023-07 and expects to provide the enhanced segment disclosures in its fiscal year 2025 filings, including additional information about significant expenses, reconciliations of segment profit or loss to consolidated income, and other disclosures required by the standard.

Tax credits and tax credit receivable

The Company receives tax incentives from U.S. (state and local) and foreign government agencies to encourage the production of film, episodic and streaming content. Regarding the accounting treatment for tax credits, GAAP provides limited guidance on the accounting for government grants received by for-profit companies. In accordance with ASC Topic 832, Government Assistance, as adopted January 1, 2022, we will disclose certain types of government assistance received in the notes to the consolidated financial statements that includes: a) the nature of the transaction including the nature of the assistance being given, b) the accounting policies being used to account for the transaction and c) other provisions of relevance, where required. Depending on the type of grant or contract, we understand there is more than one acceptable alternative for the accounting treatment – a reduction of costs, a deferred credit to be amortized, revenue or other income. The Company has concluded that reimbursements received for tax credits incurred, are more akin to a reduction of capitalized productions costs and applies reimbursements against our content assets. For the years ended December 31, 2024, and 2023, the company has recorded a tax credit receivable of $0, and $973,126, respectively.

F-14

Recent Accounting Pronouncements

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-07, Improvements to Reportable Segment Disclosures, which expands the disclosure requirements for reportable segments in annual and interim consolidated financial statements. The guidance requires additional information about significant segment expenses, reconciliations of segment profit or loss to consolidated income, and the basis of measurement used for segment reporting.

The standard is effective for public companies for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years, with early adoption permitted. Accordingly, the Company will adopt ASU 2023-07 beginning with its fiscal year 2025 annual report and interim periods thereafter.

Segment Information

The Company currently identifies reportable segments based on the operating segments that are evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance. For each reportable segment, the Company will disclose the following as required under ASU 2023-07:

●	Revenues from external customers and intersegment revenues.
●	Profit or loss and total assets for each reportable segment.
●	Reconciliations of segment profit or loss, assets, and other significant measures to the corresponding amounts in the consolidated financial statements.
●	Significant expenses within each segment, including a discussion of material items affecting segment results.

The Company is currently evaluating the impact of ASU 2023-07 on its segment disclosures and expects to provide enhanced segment reporting in the fiscal year 2025 filings.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280.

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Recently Adopted Accounting Pronouncements

The Company on January 1, 2022, adopted the provisions of ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity). The modified retrospective adoption of the new accounting principle did not have a material effect on the Company’s financial statements. As a result of the adoption of this new accounting principle, the Company did not have to separate any embedded conversion feature in the Company’s newly issued convertible debt.

The Company on January 1, 2022, early adopted ASU 2021-04: Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) on a prospective basis. The new standard was issued in April 2021 with one aspect being the intent of standardizing the application of accounting for modification of warrants. The adoption of this ASU did not have material impact on the Company’s financial statements.

The Company on January 1, 2022, adopted the provisions of ASU 2021-07, Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which provides private companies the option to elect a practical expedient to determine the current price input of equity-classified share-based awards issued as compensation using the reasonable application of a reasonable valuation method. The characteristics of this method are the same as the characteristics used in the regulations of the U.S. Department of the Treasury related to Section 409A of the U.S. Internal Revenue Code (the Treasury Regulations) to describe the reasonable application of a reasonable valuation method for income tax purposes. The adoption of this ASU did not have material impact on the Company’s financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 was further amended in November 2020 by ASU No. 2020-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC Topic 326, Financial Instruments – Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2020. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASU No. 2016-13. on January 1, 2023, and the adoption did not have a material impact on the Company’s consolidated financial statements.

F-15

NOTE 3 - ACCOUNTS RECEIVABLE

As of December 31, 2024, and 2023, accounts receivable totaled $290,597 and $5,528,441, respectively. The amounts as of December 31, 2024, and 2023 represents funds due to the Company under the terms of the film production service agreements. In addition, as of December 31, 2023, the balance includes $750,000 related to a production finance agreement. This amount represents funds due to the Company under the terms of the agreement, which provides financing for production-related activities.

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are assets and payments previously made, that benefit future periods. The balance as of December 31, 2024, and 2023, respectively includes prepaid operating expenses and production related deposits.

Prepaid and other current assets comprised of the following:

	December 31,	December 31,
	2024	2023
Prepaid expenses	$7,083	$5,000
Deposits	109,659	352,301
	$116,742	$357,301

NOTE 5 - INVESTMENTS

As of December 31, 2024, the Company’s only investment in third-party film projects consisted of a participation right in the development of The Chuck Berry Story. This investment represents financial contributions made under a shopping agreement originally executed on November 14, 2022, and subsequently amended on July 24, 2024, to extend the term through May 14, 2025. Under the agreement, the Producer has the right to solicit funding partners and development opportunities for the project. If a funding partner is not secured by the contractual maturity date, all rights under the agreement revert to the Licensor.

The Company accounts for the investment at cost, representing the cash payments made, unless there is evidence of impairment. The carrying value of the investment was $128,650 as of December 31, 2024, compared to $292,720 as of December 31, 2023. The decrease in investment balance reflects impairment charges of approximately $86,000 and the transfer of membership interests to a third party of approximately $99,000, partially offset by new investments of $21,000.

The Company holds a 0% equity ownership interest in the underlying project rights; rather, the investment entitles the Company to participate in revenue generated if the project successfully proceeds to production and distribution.

Revenue Participation

These investments provide the Company with participation rights in revenue streams generated from the exploitation of the films, including theatrical releases, streaming, and other distribution channels. The timing and amount of returns from these investments depend on the performance of the respective film projects and market conditions.

Impairment Testing

The Company evaluates its film investments for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment testing is conducted using a discounted cash flow (DCF) model, which incorporates significant assumptions about future revenue streams, market demand, and other economic factors. If the recoverable amount, calculated as the present value of expected future cash flows, is less than the carrying value, an impairment loss is recognized in the period of determination.

During the year ended December 31, 2024, an impairment loss of $85,837 was recognized related to the Company’s investments in third-party films.

F-16

Fair Value Hierarchy Classification

Although the investments are carried at cost, the Company estimates their fair value for impairment testing purposes using unobservable inputs, including projections of future cash flows and discount rates reflective of project-specific risks. As such, these investments fall within Level 3 of the fair value hierarchy under Accounting Standards Codification (ASC) 820.

Credit Risk

The Company’s investments in third-party film projects are subject to credit risk, as returns depend on the financial and operational performance of external producers and distributors. The Company actively monitors the creditworthiness of its partners and evaluates the recoverability of its investments based on current and anticipated market conditions. Management believes that any credit risks associated with these investments are appropriately reflected in their carrying amounts.

NOTE 6 - ACCRUED EXPENSES

Accrued expenses were as follows:

	December 31,	December 31,
	2024	2023
Legal and other service	$137,128	$200,696
Accrued interest	519,290	586,748
	$656,418	$787,444

F-17

NOTE 7 - PRODUCTION FINANCING

Film related obligations were as follows as of December 31, 2024:

				December 31,
Production financing	Maturity	Default Interest	Collateral	2024
Note issued on May 22, 2024	The Credit Facility shall be repayable on demand. Without limiting the generality of the foregoing, the Credit Facility shall be repaid to Lender not later than sixteen (16) months from the Closing Date (the “Maturity Date”).	Canadian Prime Rate plus 1.50% per annum	From Borrower, a first ranking General Security Agreement on all of Borrower’s personal property, movable property, present and future, tangible and intangible, corporeal and incorporeal, including, without limitation, the income receivable from the worldwide sale, licensing commercialization or other exploitation of the Project in all distribution territories and media worldwide to be registered by Lender’s counsel in all applicable jurisdictions	$775,761
				$775,761

Film related obligations were as follows as of December 31, 2023:

				December 31,
Production financing	Maturity	Default Interest	Collateral	2023
Note issued on September 30, 2022	The loan shall be due on the later to occur of: (a) ten (10) Business Days after the date on which the Distributor has received a completed W-9 and vendor application form from Producer and (b) either (i) Distributor has delivered or is deemed to have delivered an Acceptance Notice of Mandatory Delivery or (ii) Mandatory Delivery has otherwise been deemed effected.	12% per annum	Tax credit and File copy right	$750,000

Note issued on September 15, 2022	The Loan Amount shall be immediately due and payable on the date which is the earlier of (i) December 31, 2023, or (ii) receipt of the final payment of Tax Credit Proceeds.	19.5% per annum	Tax credit and all copy rights and contract rights	1,089,023

Note issued on October 10, 2022	The Loan Amount shall be due the earlier of (i) the date the funds are received by DMH Productions, LLC and (ii) April 15, 2023.	19.5% per annum	Tax credits	303,482

Note issued on December 21, 2023	February 29, 2024	Fixed amount	UBCP Bond	168,395

Note issued on December 31, 2023	December 31, 2025	5% per annum	N/A	76,074

Note issued on August 25, 2023	December 31, 2024	Fixed amount	Tax credits	374,470
				$2,761,444

F-18

NOTE 8 – DEBT

Convertible Debt and Embedded Derivative Liabilities

The Company adopted Accounting Standards Update (ASU) 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), on January 1, 2022, using the modified retrospective method. This adoption was aimed at simplifying the accounting for convertible instruments and contracts in an entity’s own equity.

ASU 2020-06 introduced key changes to accounting guidance for convertible debt instruments, including the following:

1.	Elimination of Beneficial Conversion Features (BCF):

Under ASU 2020-06, the need to separately recognize a beneficial conversion feature (BCF) has been removed. In the case of the Company’s convertible debt issued in 2021 through 2024, the conversion price is tied to 50% of the Initial Public Offering (IPO) offering price, which inherently introduces variability. Due to this variability, the conversion feature does not trigger the requirements for a BCF under the new standard.

2.	Bifurcation of Embedded Derivatives:

The Company evaluated whether the conversion feature met the criteria for bifurcation as an embedded derivative under ASC 815-40 (Derivatives and Hedging). The analysis determined that:

○	Indexation Criterion: The conversion price is variable and tied to 50% of the IPO offering price. This variability fails the “fixed-for-fixed” requirement, which would allow the feature to be considered indexed to the Company’s equity.
○	Settlement Criterion: While settlement in equity is possible, the variability in conversion terms introduces exposure to equity market risk and does not qualify as “clearly and closely related” to the debt host.
○	Derivative Criterion: The conversion feature exposes the holder to equity market risk, resembling the characteristics of a derivative. Therefore, bifurcation is required under ASC 815.

As a result, the conversion feature was bifurcated from the host debt and classified as a derivative liability. The derivative liability was recorded at its fair value of $1.55M and $1.31M as of December 31, 2024, and 2023, respectively.

F-19

3.	Single-Instrument Accounting (No Separation):

While ASU 2020-06 encourages a single-instrument approach, the embedded conversion feature did not qualify for this treatment because it failed to meet the criteria for being indexed to the Company’s equity and “clearly and closely related” to the debt host.

Valuation of Derivative Liability:

The derivative liability was valued using a Black-Scholes model with the following key assumptions as of December 31, 2024:

●	Expected IPO offering price: $4.00.
●	Expected volatility: 84%.
●	Risk-free interest rate: 4.16%.
●	Expected term of conversion feature: 1.16 – 3.93 years.

The derivative liability was valued using a Black-Scholes model with the following key assumptions as of December 31, 2023:

●	Expected IPO offering price: $4.00.
●	Expected volatility: 64%.
●	Risk-free interest rate: 4.79%.
●	Expected term of conversion feature: 2.17 – 2.93 years.

The Company continues to monitor changes in assumptions and market conditions that may impact the valuation of the derivative liability.

Key Accounting Impact:

The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements at the time of implementation. However, for convertible instruments issued in the period of 2021 through 2024, the variability in the conversion price tied to IPO terms necessitated the bifurcation and recognition of the embedded conversion feature as a derivative liability under ASC 815-40.

Convertible notes payable

Convertible notes payable
Balance as of December 31, 2022	$1,264,379
Issuance in 2023	628,850
1,893,229
Less: discount	(212,219)
Balance as of December 31, 2023	$1,681,010

Convertible notes payable
Balance as of December 31, 2023	$1,893,229
Issuance in 2024	137,500
2,030,729
Less: discount	(8,958)
Balance as of December 31, 2024	$2,021,771

During the years ended December 31, 2024, and 2023, the Company recorded interest expense of $137,240 and $116,406 along with amortization of debt discount of $215,761 and $496,894, respectively. As of December 31, 2024, and 2023, the Company recorded accrued interest of $402,506 and $265,166, respectively.

F-20

During March 2021 to April 2022, the Company sold units at a price of $25,000 per unit (the “Units”), consisting of (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $40,000 and $1,069,435, respectively, from the sale of Units, for the year ended December 31, 2022, and 2021.

The maturity date of convertible notes issued in 2022 and 2021 is one and two years from issuance date, respectively. As defined in the agreement, the conversion price is the 50% of offering price per share of common stock paid in Initial Public Offering (“IPO”). The Company determined our conversion feature for the convertible notes is not clearly and closely related to the host and accounted for it as a bifurcated derivative liability in accordance with ASC 815.

During the year ended December 31, 2023, the Company issued convertible debt with principal balances ranging from approximately $25,000 to $111,000. Each debt instrument had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received proceeds in the amount of $442,461 from the issuance of the convertible notes.

During the year ended December 31, 2023, the Company also converted a loan payable in the amount of $75,000 to a convertible note with a principal balance of $83,333, debt discount of $12,918, derivative liability of $500 and additional paid in capital of $4,085. The maturity date of convertible notes issued in 2023 is one year from issuance date. As defined in the agreement, the conversion price is the 50% of offering price per share of common stock paid in Initial Public Offering (“IPO”). The Company determined our conversion feature for the convertible notes is not clearly and closely related to the host and accounted for it as a bifurcated derivative liability in accordance with ASC 815.

During the year ended December 31, 2024, the Company issued five convertible debt instruments with principal balances of $25,000. Each debt instrument had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received proceeds in the amount of $125,000 from the issuance of the convertible notes.

F-21

NOTE 9 - WARRANT

Series A Warrants

During the year ended December 31, 2021, the Company issued 5,600,000 Series A warrants for $56,000. Subsequent to their issuance, these warrants were amended to prefunded warrants. As part of the amendment, the number of warrants was reduced to 4,000,000, and the exercise terms were revised. The Series A Warrants are five-year warrants that are immediately vested and exercisable at a nominal exercise price of $0.001 per share. These warrants may also be exercised on a cashless basis.

As of December 31, 2024, and 2023, the Company has 4,000,000 Series A warrants outstanding.

Series B Warrants (Units)

The Series B Warrants are five-year warrants that are immediately vested and exercisable at an exercise price equal to 110% of the Conversion Price of the Convertible Notes with an aggregate purchase price of $25,000 per Unit. These warrants can be exercised on a cashless basis.

As of December 31, 2024, and 2023, the Company has 76 and 71 Series B warrants outstanding, respectively.

Series C Warrants (Units)

The Series C Warrants are five-year warrants that are immediately vested and exercisable at an exercise price equal to 110% of the Conversion Price of the Convertible Notes with an aggregate purchase price of $25,000 per Unit. These warrants can be exercised on a cashless basis.

As of December 31, 2024, and 2023, the Company has 76 and 71 Series C warrants outstanding, respectively.

The Series A, B and C Warrants have been accounted for as a derivative liability, in accordance with ASC 815.

A summary of activity of the warrants during the year ended December 31, 2024, and 2023, are as follows:

	Warrants Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life
	Warrants	Exercise Price	(years)
Outstanding, December 31, 2022	4,000,098	$0.001	3.17
Granted	44	0.001	-
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, December 31, 2023	4,000,142	$0.001	2.17
Granted	10	0.001	-
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, December 31, 2024	4,000,152	$0.001	1.16
Granted	4	0.001	-
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, March 31, 2025	4,000,156	$0.001	0.16

The intrinsic value of the warrants as of December 31, 2024, is $0. All of the outstanding warrants are exercisable as of December 31, 2024.

F-22

NOTE 10 – DERIVATIVE LIABILITY

Fair Value Assumptions Used in Accounting for Derivative Liabilities

ASC 815 requires the Company to assess the fair market value of derivative liabilities at the end of each reporting period and recognize any change in fair market value as other income or expense. The Company determined that our derivative liabilities are classified as Level 3 fair value measurements and used the Black-Scholes pricing model to calculate the fair value as of issuance and at December 31, 2024, and 2023.

The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce significantly higher or lower fair value measurements.

Key assumptions and methodologies used are as follows:

●	Stock Price: Based on historical issuances.
●	Expected Volatility: Estimated using historical stock price volatility of comparable companies, as our stock does not have sufficient historical trading activity.
●	Risk-Free Interest Rate: Derived from U.S. Treasury rates for the applicable periods.

Sensitivity Analysis

The fair value of derivative liabilities is sensitive to changes in key inputs:

●	Volatility: A 5% increase (decrease) in volatility would increase (decrease) the fair value by approximately $30,000.
●	Risk-Free Rate: A 50-basis point increase (decrease) in the risk-free interest rate would increase (decrease) the fair value by approximately $8,400.

The inputs used to calculate the derivative values are as follows:

	Years ended
	December 31,
	2024	2023
Stock price	$0.79 - 2.50	$0.61 - 2.50
Expected term	0.26 - 3.17	0.26 - 3.17
Expected average volatility	66%	64%
Expected dividend yield	-	-
Risk-free interest rate	3.88 - 5.25%	0.7 1 - 3.00%

F-23

The following table summarizes the changes in the derivative liabilities during the year ended December 31, 2024, and 2023:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance – January 1, 2023	$4,349,390
Addition of new derivatives recognized as warrants	1,101,262
Addition of new derivatives recognized as conversion feature	344,145
Loss on change in fair value of the derivative	2,113,633
Balance - December 31, 2023	$7,908,430
Addition of new derivatives recognized as warrants	277,578
Addition of new derivatives recognized as conversion feature	86,743
Loss on change in fair value of the derivative	201,422
Balance - December 31, 2024	$8,474,173

The aggregate loss on derivatives during the years ended December 31, 2024, and 2023 was as follows.

	December 31,
	2024	2023
Change in fair value of the derivative	$211,422	$2,606,094
Day 1 loss due to derivative liabilities	354,321	952,946
	$565,743	$3,559,040

NOTE 11 – EQUITY

Authorized Capital Stock

Effective October 2020, the Company filed a Certificate of Amendment to the Articles of Incorporation for authorized capital stock to authorize the Company to issue 151,000,000 shares. The Company has authorized 150,000,000 shares of common stock with a par value of $0.0001 per share and 1,000,000 shares of Preferred Stock with a par value of $0.0001 per share. The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Preferred Stock

Effective October 2020, the Company filed a Certificate of Amendment to the Articles of Incorporation for authorized capital stock to authorize the Company to issue 151,000,000 shares. The Company has authorized 150,000,000 shares of common stock with a par value of $0.0001 per share and 1,000,000 shares of Preferred Stock with a par value of $0.0001 per share. The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Preferred Stock

The Company has designated 1,000,000 preferred shares, par value $0.0001, as Series A Preferred Stock. Holders of Series A Preferred Stock would have the right to vote with 1 vote per common share on any matters brought before the stockholders of the Company.

The Series A Preferred Stockholders are not entitled to any dividends, mandatory conversion right, or liquidation preference, however, they do have a voluntary conversion right.

Series A Preferred stock is redemption shares upon the occurrence of Liquidity event. The Company shall purchase all shares of Series A preferred stock at a price of $3.00 per share.

F-24

Holders of the Company’s Series A Preferred Stock shall have the right to convert at a ratio of 1 (one) share of the Company’s common stock for 1 (one) share of the Company’s Series A Convertible Preferred Stock (subject to adjustments relating to stock splits, distributions, mergers, consolidation, exchange of shares, recapitalization, reorganization, or other similar event).

During the year ended December 31, 2020, the Company issued 205,473 shares of preferred series A stock for cash of $205,474.

During the year ended December 31, 2021, the Company issued 31,867 shares of preferred series A stock for cash of $31,867.

As of December 31, 2024, and 2023, the Company has 237,340 shares of Series A Convertible Preferred Stock issued and outstanding.

Preferred Stock

Each share of Preferred Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

Common Stock

Each share of Common Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

During the year ended December 31, 2020, the Company issued 3,100,000 shares of commons stock for cash of $31,000. The Company also issued 1,700,000 common shares related to $17,000 of services rendered.

During the year ended December 31, 2021, the Company issued 700,000 shares to affiliates for $7,000.

During the year ended December 31, 2022, the Company issued 800,000 shares to an affiliate for $8,000.

During the year ended December 31, 2023, the Company issued 500,000 shares to an affiliate for $5,000 which is recorded as a subscription receivable on the Company’s balance sheet.

During the year ended December 31, 2024, the Company issued 640,000 shares of common stock for services rendered in connection with stock-based compensation expense of $1,216,000.

As of December 31, 2024, and 2023, the Company had 7,440,000 and 6,800,000 shares of common stock issued and outstanding, respectively.

NOTE 12 - RELATED PARTY TRANSACTIONS

Promissory Note

During the year ended December 31, 2022, the Company issued promissory notes to our related parties, totaling $334,072. The promissory notes mature (i) when the Company gets a financing with 25% of any financing going towards loan repayment until it is all paid or (ii) December 31, 2025, and bear interest at the rate of 10% per annum.

The promissory notes are recorded on the Company’s balance sheet under Due to related parties.

F-25

Transactions

Prior to the year ended December 31, 2023, the Company had a liability of $367,167 from related party advances. During the year ended December 31, 2023, the Company received related party advancements totaling $774,151 and made repayments of $171,529 to related parties. Additionally, the Company reclassified a related party loan of $75,000 to convertible debt. As of December 31, 2023, the net increase in related party obligations amounted to $527,622, which is recorded under due to related parties on the balance sheet. The reclassification of the related party loan to convertible debt is a non-cash transaction and has been disclosed accordingly in the financial statements.

During the year ended December 31, 2024, the Company received $217,005 in advances from related parties, the Company made repayments of $101,572 and the Company transferred $376,890 of related party obligations as a result of corporate and membership transfer interest agreements (see Note 13).

As of December 31, 2024, and 2023, the Company has a liability of $633,122 and $894,789 due to related parties, respectively.

Capital Contributions

During the year ended December 31, 2024, related parties made cash contributions of $2,055,275 to Guns of Redemption, a consolidated subsidiary of the Company, to support ongoing operations. These contributions were non-interest bearing, had no stated maturity, and created no repayment obligation. The contributions were recorded directly to the equity accounts of the subsidiary and were intended to be treated as permanent additions to capital.

As a result, these capital contributions are reflected within cash flows from financing activities in the consolidated statement of cash flows. However, because the contributions were made at the subsidiary level and were subsequently included in the equity of the subsidiary that was transferred as part of the disposition of ownership interest, they are not presented in the Company’s consolidated statements of changes in shareholders’ deficit.

NOTE 13 – TRANSFER OF INTEREST

Nature of the Transactions

During the fiscal year ended December 31, 2024, the Company deconsolidated four wholly-owned subsidiaries and partially divested one subsidiary as part of its strategic initiative to focus on the development of new film projects. The transactions were as follows:

1.	AMFAD and CD:
On March 31, 2024, the Company transferred its 100% ownership interests in AMFAD and CD to Press Play Productions, LLC, a related party, for total consideration of $20. These subsidiaries owned the film rights to All My Friends Are Dead and Cold Deck.

2.	Viper: On March 31, 2024, the Company transferred its 100% interest in Viper to an unrelated third party for total consideration of $10. Viper owned the film rights to Viper.

3.	DMH Production LLC (DMH):
On August 14, 2024, the Company transferred 80% of its ownership interest in DMH Production LLC equally to two unrelated third parties for total consideration of $10. The Company retained a 20% ownership interest, which is now accounted for under the equity method. DMH owned the film rights to Dead Man’s Hand.

4.	GOR: On December 1, 2024, the Company transferred its 100% interest in GOR to an unrelated third party for total consideration of $10. GOR owned the film rights to Guns of Redemption.

Reason for the Transfers

These divestitures were part of the Company’s strategy to exit completed film projects once all anticipated revenue had been realized and no further material benefit was expected. This approach allows the Company to reallocate resources to the development and production of new film content.

For each deconsolidated subsidiary, the following information is provided:

March 31, 2024 – AMFAD, CD, and Viper

●	Carrying amount of assets derecognized: $6,361,903
●	Carrying amount of liabilities derecognized: $5,659,783
●	Net assets derecognized: $692,120
●	Total consideration received: $30 (non-cash)
●	Gain on deconsolidation: Included in the total gain below
●	Nature of consideration: Non-cash; legal transfer of ownership
●	Retained interest: None
●	Accounting treatment of retained interest: N/A
●	Other arrangements: Transferees assumed all contractual obligations and liabilities; Company retains no ongoing responsibility.

August 14, 2024 – DMH Production LLC

●	Carrying amount of assets derecognized: $887,535
●	Carrying amount of liabilities derecognized: $2,290,423
●	Net liabilities derecognized: ($1,402,888)
●	Total consideration received: $10 (non-cash)
●	Gain on deconsolidation: Included in total gain below
●	Retained interest: 20%
●	Fair value of retained interest: $0
●	Accounting treatment of retained interest: No asset was recognized for the 20% retained interest, as the fair value was determined to be immaterial based on the subsidiary’s negative net asset position and lack of expected future cash flows.
●	Other arrangements: None; the Company does not retain any continuing involvement, control, or obligations related to DMH beyond its minority interest.

December 1, 2024 – GOR

●	Carrying amount of assets derecognized: $2,278,857
●	Carrying amount of liabilities derecognized: $3,700,350
●	Net liabilities derecognized: ($1,421,493)
●	Total consideration received: $10 (non-cash)
●	Gain on deconsolidation: Included in total gain below
●	Retained interest: None
●	Other arrangements: Transferee assumed all obligations; Company retains no further responsibilities.

Gain on Deconsolidation

As a result of the above transactions, the Company recognized a pre-tax gain of $1,933,261, which is included in the consolidated statement of operations under “Other Income (Expenses)” as “Gain on Transfer of Corporate and Member Interest.”

Cash Flow Impact

There was no impact to cash flows during the year ended December 31, 2024, as no cash consideration was received in any of the transactions.

Related Party Disclosure

Press Play Productions, LLC, the acquirer of AMFAD and CD, is a related party. The president of Press Play Productions is the son of the Company’s Chief Executive Officer. The transfer included provisions whereby the transferee assumed all contractual obligations and liabilities, and the Company retains no further responsibility for the operations or obligations of the transferred subsidiaries.

Post-Transfer Obligations

The Company has no continuing involvement with the transferred entities. All obligations, debts, and contractual commitments were fully assumed by the transferees as of the transfer dates.

F-26

NOTE 14 – INCOME TAX

The income tax expense (benefit) consisted of the following for the years ended December 31, 2024, and 2023:

	December 31,	December 31,
	2024	2023
Total current	$-	-
Total deferred	-	-
	$-	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Tax Rate Reconciliation

The following is a reconciliation of the expected statutory federal income tax provision at the statutory federal income tax rate of 21% to the actual income tax benefit for the years ended December 31, 2024, and 2023:

	Year ended
	December 31,
	2024	2023
Income tax expense (credit) at statutory rate	$(474,211)	$(664,041)
Change of valuation allowance	474,211	664,041
Income tax expense (credit)	$-	$-

Deferred Tax Assets and Liabilities

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024, and 2023, were as follows:

	December 31,
	2024	2023
Operating loss carry forward	$4,848,574	$4,374,363
Valuation allowance	(4,848,574)	(4,374,363)
Deferred tax asset	$-	$-

Net Operating Loss (NOL) Carryforwards

As of December 31, 2024, the Company has federal net operating loss carryforwards of approximately $6.6 million available to offset future taxable income. These NOLs expire in 2038, and their use is subject to limitations under Section 382 of the Internal Revenue Code.

The Company has established a full valuation allowance against its deferred tax assets, including those related to NOLs, due to the uncertainty of realizing these assets. The determination to maintain a full valuation allowance is based on the lack of sufficient positive evidence to overcome the negative evidence of cumulative losses in recent periods.

F-27

Additional Information

During the years ended December 31, 2024, and 2023, the Company recognized no amounts related to tax interest or penalties associated with uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions, with no years currently under examination by any jurisdiction.

NOTE 15 - COMMITMENT

Leases and Long-term Contracts

The Company has not entered into any long-term leases, contracts or commitments. The Company leases an office on a month-to-month basis. For the year ended December 31, 2024, and 2023, the Company incurred rent expense of $12,173 and $9,012, respectively.

NOTE 16 – SUBSEQUENT EVENTS

On January 1, 2025, the Company executed an Instrument of Transfer of Limited Liability Company Interest, pursuant to which it sold, assigned, conveyed, and transferred 100% of its ownership interest in FATE USA, LLC, to a third-party transferee for a total consideration of $10. In Instrument of Transfer of Limited Liability Company Interest agreement, the transferee accepted all Company contractual obligations, and the Company has no further responsibility or obligations related to FATE.

In June 2025, the film rights to an investment carried on the Company’s balance sheet as of December 31, 2024, expired without the associated project being released. Management is currently in negotiations to extend the film right and management is evaluating the financial impact of this event, which will be reflected in the Company’s financial statements for the year ending December 31, 2025. This event does not affect the carrying value of the investment as of December 31, 2024, as no impairment indicators were identified as of that date.

F-28

Ambitious Entertainment, Inc.

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(unaudited)	*
ASSETS
Current Assets
Cash	$1,519	$3,621
Cash reserve	-	8,735
Accounts receivable	-	290,597
Other receivable	-	31,396
Subscription receivable	5,000	5,000
Prepaid expenses and other current assets	800	116,742
Investments	-	128,650
Deferred offering cost	250,000	250,000
Total Current Assets	257,319	834,741

TOTAL ASSETS	$257,319	$834,741

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$344,194	$955,696
Accrued expenses	970,809	656,418
Due to related parties	740,222	633,332
Production financing	-	775,761
Short-term production loans	25,000	-
Convertible notes payable, net	2,126,980	2,021,771
Derivative liability	6,880,110	8,474,173
Total Current Liabilities	11,217,799	13,517,151

TOTAL LIABILITIES	11,217,799	13,517,151

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 237,340 shares issued and outstanding as of June 30, 2025, and December 31, 2024	24	24
Common stock, $0.0001 par value; 150,000,000 shares authorized; 8,437,500 and 7,440,000 shares issued and outstanding, as of June 30, 2025, and December 31, 2024, respectively	844	744
Additional paid in capital	2,639,832	1,081,138
Accumulated deficit	(13,601,180)	(13,815,668)
Accumulated other comprehensive income	-	51,352
TOTAL STOCKHOLDERS’ DEFICIT	(10,960,480)	(12,682,410)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$257,319	$834,741

* Derived from audited information

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-29

Ambitious Entertainment, Inc.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended June 30,
	2025	2024

Revenue	$25,000	$2,159,477
Cost of revenues	-	1,088,363
Gross profit	25,000	1,071,114

Operating expenses
Selling, general and administrative	2,507,742	152,839
Total operating expenses	2,507,742	152,839

Gain (loss) from operations	(2,482,742)	918,275

Other Income (Expenses):
Other income	-	20,298
Interest expense	(119,600)	(473,934)
Loss on impairment of investment	(128,650)	-
Change in fair value of derivative liability	1,885,519	(142,972)
Gain (loss) on transfer of corporate and member interest	1,008,080	(791,140)
Exchange gain (loss)	452	-
Total other income (expenses)	2,645,801	(1,387,748)

Net Income (Loss)	$163,059	$(469,473)

Foreign exchange translation	51,429	(5,426)
Net Income (Loss) and comprehensive income (loss)	214,488	(474,899)

Net income (loss) per share
Basic net income (loss) per share of common stock	$0.02	$(0.36)
Diluted net income (loss) per share of common stock	$0.02	$(0.36)
Weighted average number of shares of common stock outstanding
Basic	7,924,594	1,290,317
Diluted	11,808,927	1,290,317

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-30

Ambitious Entertainment, Inc.

Unaudited Consolidated Statement of Stockholders’ Equity (Deficit)

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balance - December 31, 2024	237,340	$24	7,440,000	$744	$1,081,138	$(13,815,668)	$51,352	$(12,682,410)

Common stock issued for cash	-	-	25,000	3	2,497	-	-	2,500
Common stock issued for services	-	-	972,500	97	1,847,652	-	-	1,847,749
Issuance of convertible debt	-	-	-	-	(291,455)	-	-	(291,455)
Other comprehensive loss	-	-	-	-	-	-	(51,352)	(51,352)
Net income	-	-	-	-	-	214,488	-	214,488
Balance - June 30, 2025	237,340	$24	8,437,500	$844	$2,639,832	$(13,601,180)	$-	$(10,960,480)

Balance - December 31, 2023	237,340	$24	6,800,000	$680	$229,522	$(11,513,455)	$78	$(11,283,151)

Common stock issued for services	-	-	210,000	21	398,980	-	-	399,001
Capital contribution	-	-	-	-	-	-	-	-
Issuance of convertible debt	-	-	-	-	(145,729)	-	-	(145,729)
Other comprehensive loss	-	-	-	-	-	(49,565)	(78)	(49,643)
Net loss	-	-	-	-	-	(469,473)	-	(469,473)
Balance - June 30, 2024	237,340	$24	7,010,000	$701	$482,773	$(12,032,493)	$-	$(11,548,995)

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-31

Ambitious Entertainment, Inc.

Unaudited Condensed Statements of Cash Flows

	For the Six Months Ended
	June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$214,488	$(474,899)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount and debt issuance costs	5,209	160,179
Change in FV of derivative	(1,885,518)	142,972
Stock based compensation	1,847,749	399,000
Loss on impairment of investment	128,650	-
Non-cash (gain) loss on transfer of interest in subsidiaries	(1,071,115)	583,260
Changes in operating assets and liabilities:
Accounts receivable	105,060	(1,062,619)
Tax credit receivable	-	28,273
Other receivable	-	3,295
Prepaid expenses	4,200	228,745
Accounts payable	61,174	(210,616)
Accrued expenses	314,391	124,145
Net cash used in operating activities	(275,712)	(78,265)

CASH FLOWS FROM INVESTING ACTIVITIES
Investments	-	(561,787)
Net cash used in investing activities	-	(561,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	25,000	-
Proceeds from production financing	-	481,825
Advances from related parties	352,771	46,440
Repayments to related parties	(115,396)	(64,000)
Proceeds from issuance of common stock	2,500	-
Proceeds from issuance of convertible notes payable	-	100,000
Net cash provided by financing activities	264,875	564,265

Net change in cash	(10,837)	(75,787)
Cash at beginning of period	12,356	76,888
Cash at end of period	$1,519	$1,101

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible notes issued recorded as accounts receivable	$100,000	$-
Transfer of interest in subsidiaries	(1,071,115)	583,260
Initial derivative liabilities recognized as a debt discount	$10,000	$5,000

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-32

AMBITIOUS ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND LIQUIDITY

Organization and Business Overview

Ambitious Entertainment, Inc., (“Ambitious”, “the Company”, “We”, “Us”) a Nevada corporation, was incorporated in September 2020 to pursue an innovative media content development strategy that pursues opportunities generated from the rapid proliferation of video streaming services such as Netflix, Disney+, Amazon Prime Video, Hulu, and Max (formerly HBO Max) as well as all major movie studios. With offices in New York and Los Angeles, Ambitious is a leading independent media entertainment company which sources, finances, develops and produces IP-based series and movies in “partnership” with the industry’s foremost creative artists, streaming sites, and studios. The Company acquires and controls its own movie or series IP which it then packages internally into a lucrative asset for sale directly to streaming sites and movie studios or, when strategically practical, the Company produces its IP in-house. The IP we secure are rights to books, scripts, life-rights, or other IP such as blogs, vlogs, and short videos.

The Company has six wholly owned subsidiaries including Dead Man’s Hand Production, LLC, (“DMH”), 1421135 B.C. LTD (“Cold Deck Film, LLC” or “CD” or “Cold Deck”), AMFAD Productions CAD Inc. (“All My Friends Are Dead”, “AMFAD”), Scorpion Productions, Inc. (“Scorpion”, “Viper”), FATE USA, LLC (“FATE”), and Rage Movie, LLC (“Guns of Redemption” or “GOR” or “Rage”) included in the consolidated financial statements for the year ended December 31, 2024. Five of the subsidiaries were transferred out of the Company during the year ended December 31, 2024.

The Company has one wholly owned subsidiary, FATE USA, LLC (“FATE”) included in the consolidated financial statements for the six months ended June 30, 2025. FATE was transferred out of the Company on January 1, 2025.

Going Concern

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States including the assumption of a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying unaudited condensed consolidated financial statements, the Company had a net income of $163,059, an accumulated deficit of $13.6 million, and cash used in operations of $275,712 for the six months ended June 30, 2025. The Company expects to continue to incur significant expenditures to develop its technology and is currently not reserving cash to repay convertible notes. As such, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company has incurred recurring losses, which raise substantial doubt about its ability to continue as a going concern. As of June 30, 2025, the Company has $2,126,980 in net convertible debt with a weighted average interest rate of 7% per annum. Of this amount, $1,893,230 matures on June 1, 2026, and $233,750 matures between March and December 2026. The Company’s monthly cash burn is approximately $87,500, comprised of $65,000 in labor, $7,000 in travel, $7,500 in legal expenses, $5,000 in audit fees, and $3,000 in development expenses.

F-33

Management recognizes the need to obtain additional resources to support operations in 2025 and beyond. To address these liquidity challenges, management has developed the following plans:

1.	Near-Term Capital Raise:

○	Management plans to raise $1,000,000 within one month of filing its Form S-1. The funding is expected to be secured through convertible debt with terms of 1-3 years and an interest rate of 7%. The Company is actively negotiating with 2-3 merchant banks to finalize this raise.
○	The $1,000,000 funding is projected to cover operating expenses until the Company lists its shares on the New York Stock Exchange.

2.	Post-Listing Capital Raise:

○	Following the listing on the New York Stock Exchange, the Company plans to raise $10,000,000. Management is in discussions with two brokerage firms regarding this raise, which will provide additional capital to fund the Company’s operations and strategic initiatives.

In the absence of the successful execution of these plans, the Company does not have contingency plans other than the possibility of personal funding by the CEO.

These unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of recorded asset amounts and the classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

Management believes the planned $1,000,000 funding and subsequent $10,000,000 raise, if successfully executed, will mitigate the substantial doubt about the Company’s ability to continue as a going concern through the next 12 months.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Significant estimates are contained in the accompanying unaudited condensed consolidated financial statements for the valuation of derivatives, warrants, and other financial instruments.

F-34

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. As of June 30, 2025, the Company had $1,519 in cash. The Company has not experienced any losses on deposits of cash and cash equivalents.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful accounts. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of various payments that the Company has made in advance for deposits, and goods or services to be received in the future. Prepaid expenses include consulting, advertising, insurance, and service or other contracts requiring up-front payments.

Fair Value Measurements

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

F-35

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments.

Set out below are the Company’s financial instruments that are required to be remeasured at fair value on a recurring basis and their fair value hierarchy as of June 30, 2025, and December 31, 2024:

June 30, 2025	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$5,289,270	$5,289,270
Derivative Liability – conversion feature	-	-	1,590,840	1,590,840
Total Liabilities	$-	$-	$6,880,110	$6,880,110

December 31, 2024	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$6,921,846	$6,921,846
Derivative Liability – conversion feature	-	-	1,552,327	1,552,327
Total Liabilities	$-	$-	$8,474,173	$8,474,173

Stock-based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award.

Impairment of Long-lived Assets

The Company reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. An impairment loss would be recognized when projected undiscounted future cash flows are less than its carrying amount. The expected cash flows are based on assumptions regarding the Company’s future business outlook. Actual results could differ from these assumptions. The Company recorded an impairment loss of $128,650 during the six months ended June 30, 2025, compared to no impairment loss during the year ended December 31, 2024.

Revenue recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606), the Company performs the following five steps:

(i) identify the contract(s) with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

(iv) allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

F-36

The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

For the six months ended June 30, 2025, and the year ended December 31, 2024, 100% of the Company’s revenue was derived from production services. Revenue related to production service agreements is recognized on a percentage-of-completion basis, as described below. The Company did not generate revenue from feature films or other licensing activities during these periods.

Production Services Revenue

For production service agreements, revenue is recognized over time on a percentage-of-completion basis as the Company satisfies its performance obligations. The percentage of completion is determined based on actual costs incurred relative to total estimated costs, and related costs are expensed as incurred in proportion to the percentage of completion.

Contract Balances

The Company’s contract balances include the following:

●	Deferred Revenue: Represents payments received in advance of the performance obligations being satisfied.
●	Content Assets: Capitalized costs related to feature film programming rights, which are deferred and recognized as revenue when the rights are transferred to the customer.

	June 30,	December 31,
Deferred Revenue	2025	2024
Beginning Balance	$0	$0
Additions	$0	$0
Revenue Recognized	$0	$0
Ending Balance	$0	$0

Performance Obligations

The Company satisfies its performance obligations for production services over time, accounting for 100% of the Company’s total revenue for the six months ended June 30, 2025, and the year ended December 31, 2024. The satisfaction of performance obligations is measured using the percentage-of-completion method, as described above.

F-37

For the six months ended June 30, 2025, and the year ended December 31, 2024, there were not any material unsatisfied performance obligations as of the balance sheet date.

Cost of Revenue

Costs incurred to produce feature films are capitalized when incurred and expensed when the movie rights are transferred. For production service agreements, costs are recognized in proportion to the percentage of completion, consistent with the revenue recognition method.

The costs incurred to acquire feature film programming rights, including advances, are capitalized.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at exchange rates in effect at the balance sheet date. Resulting unrealized and realized gains and losses are included in the consolidated statements of operations.

Foreign company assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Foreign company revenue and expense items are translated at the average rate of exchange for the fiscal year. Gains or losses arising on the translation of the accounts of foreign companies are included in accumulated other comprehensive income or loss, a separate component of shareholders’ equity.

Convertible Debt and Convertible Preferred Stock

The Company has adopted Accounting Standards Update (“ASU”) 2020-06, simplifying the accounting for convertible instruments. ASU 2020-06 (i) reduced the number of accounting models for convertible instruments, by eliminating the models that require separation of cash conversion or beneficial conversion features from the host and (ii) revised derivative scope exception and (iii) provided targeted improvements for EPS. The adoption of ASU 2020-06 did not have a material impact on the Company’s outstanding convertible debt instruments.

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an “embedded derivative” in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company’s equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument and classified as a derivative liability carried on the consolidated balance sheet at fair value, with any changes in its fair value recognized currently in the consolidated statements of operations.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

F-38

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the earnings (loss) of the Company.

Earnings per share for the six months ended June 30, 2025, reflects the potential dilutive effect of warrants and convertible notes. For the year ended December 31, 2024, the Company reported a net loss, and accordingly, the effect of warrants and convertible notes was anti-dilutive and excluded from diluted net loss per share.

	June 30,	December 31,
	2025	2024
	(Share)	(Share)
Warrant A	4,000,000	4,000,000
Warrant B	1,095,365	1,040,365
Warrant C	1,095,365	1,040,365
Convertible note	1,095,365	1,040,365
	7,286,095	7,121,095

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was nil for the six months ended June 30, 2025, and 2024.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

F-39

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Segment Reporting

Under ASC 280, “Segment Reporting,” the Company applies the management approach model to define its operating segments. This model evaluates the manner in which the Company’s chief operating decision maker (“CODM”) organizes the business for decision-making purposes, assessing performance, and allocating resources. Segments are identified based on factors such as products and services, geography, legal structure, or management organization.

The Company has determined that its operations constitute a single reportable segment. The Company did not produce any films in the six months ended June 30, 2025. During the six months ended June 30, 2024, the Company produced films in both the United States and Canada, however management concluded that geographic differences did not result in materially dissimilar economic characteristics. Specifically:

1.	Similar Economic Characteristics: The production activities in the United States and Canada generate comparable profit margins, face similar cost structures (e.g., production expenses and tax incentives), and serve the same class of customers, primarily major studios and streaming platforms.

2.	Geographic Operations: While the geographic split has varied (e.g., one film in the U.S. and others in Canada during 2024), the geographic differences have not created materially different risks or opportunities for the Company.

Regarding shared resources, the Company utilizes centralized corporate overhead and administrative services, including executive oversight, financial management, and compliance monitoring, for all films. Surveillance systems and related infrastructure are also shared across all operations. However, some differences exist in personnel and equipment usage, as each film may require specific local hires or project-specific equipment. These differences are operational in nature and do not materially affect the economic characteristics of the Company’s activities.

Based on these factors, the Company concluded that its films can be aggregated into a single reportable segment. This decision aligns with the guidance under ASC 280-10-50-11, as the films share similar economic and operational characteristics, consistent production processes, and a common customer base.

Quantitative thresholds for identifying additional segments were evaluated, and the Company determined that no individual film or group of films met the criteria for separate segment reporting. Management will continue to assess its segment reporting annually to ensure compliance with ASC 280 as the business evolves.

Tax credits and tax credit receivable

The Company receives tax incentives from U.S. (state and local) and foreign government agencies to encourage the production of film, episodic and streaming content. Regarding the accounting treatment for tax credits, GAAP provides limited guidance on the accounting for government grants received by for-profit companies. In accordance with ASC Topic 832, Government Assistance, as adopted January 1, 2022, we will disclose certain types of government assistance received in the notes to the unaudited condensed consolidated financial statements that includes: a) the nature of the transaction including the nature of the assistance being given, b) the accounting policies being used to account for the transaction and c) other provisions of relevance, where required. Depending on the type of grant or contract, we understand there is more than one acceptable alternative for the accounting treatment – a reduction of costs, a deferred credit to be amortized, revenue or other income. The Company has concluded that reimbursements received for tax credits incurred are more akin to a reduction of capitalized productions costs and applies reimbursements against our content assets. For the six months ended June 30, 2025, and the year ended December 31, 2024, the company has recorded a tax credit receivable of $0.

Recent Accounting Pronouncements

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-07, Improvements to Reportable Segment Disclosures, which expands the disclosure requirements for reportable segments in annual and interim consolidated financial statements. The guidance requires additional information about significant segment expenses, reconciliations of segment profit or loss to consolidated income, and the basis of measurement used for segment reporting.

The standard is effective for public companies for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years, with early adoption permitted. Accordingly, the Company will adopt ASU 2023-07 beginning with its fiscal year 2025 annual report and interim periods thereafter.

Segment Information

The Company currently identifies reportable segments based on the operating segments that are evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance. For each reportable segment, the Company will disclose the following as required under ASU 2023-07:

●	Revenues from external customers and intersegment revenues.
●	Profit or loss and total assets for each reportable segment.
●	Reconciliations of segment profit or loss, assets, and other significant measures to the corresponding amounts in the consolidated financial statements.
●	Significant expenses within each segment, including a discussion of material items affecting segment results.

The Company is currently evaluating the impact of ASU 2023-07 on its segment disclosures and expects to provide enhanced segment reporting in the fiscal year 2025 filings.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280.

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

F-40

Recently Adopted Accounting Pronouncements

The Company on January 1, 2022, adopted the provisions of ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity). The modified retrospective adoption of the new accounting principle did not have a material effect on the Company’s financial statements. As a result of the adoption of this new accounting principle, the Company did not have to separate any embedded conversion feature in the Company’s newly issued convertible debt.

The Company on January 1, 2022, early adopted ASU 2021-04: Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) on a prospective basis. The new standard was issued in April 2021 with one aspect being the intent of standardizing the application of accounting for modification of warrants. The adoption of this ASU did not have material impact on the Company’s financial statements.

The Company on January 1, 2022, adopted the provisions of ASU 2021-07, Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which provides private companies the option to elect a practical expedient to determine the current price input of equity-classified share-based awards issued as compensation using the reasonable application of a reasonable valuation method. The characteristics of this method are the same as the characteristics used in the regulations of the U.S. Department of the Treasury related to Section 409A of the U.S. Internal Revenue Code (the Treasury Regulations) to describe the reasonable application of a reasonable valuation method for income tax purposes. The adoption of this ASU did not have material impact on the Company’s financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 was further amended in November 2020 by ASU No. 2020-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC Topic 326, Financial Instruments – Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2020. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASU No. 2016-13. on January 1, 2023, and the adoption did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

As of June 30, 2025, and December 31, 2024, accounts receivable totaled $0 and $290,597, respectively. The amount as of December 31, 2024, represents funds due to the Company under the terms of the film production service agreements.

NOTE 4 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are assets and payments previously made, that benefit future periods. The balance as of June 30, 2025, and December 31, 2024, respectively includes prepaid operating expenses and production related deposits.

F-41

Prepaid and other current assets comprised of the following:

	June 30,	December 31,
	2025	2024
Prepaid expenses	$800	$7,083
Deposits	-	109,659
	$800	$116,742

NOTE 5 - INVESTMENTS

As of June 30, 2025, the Company had no remaining balance related to investments, following the impairment recognized during the three months ended June 30, 2025, due to the expiration of participation rights in May 2025.

As of December 31, 2024, the Company’s sole investment in third-party film projects consisted of a participation right in the development of The Chuck Berry Story. This investment reflects financial contributions made under a shopping agreement originally executed on November 14, 2022, and amended on July 24, 2024, to extend the term through May 14, 2025. Under the agreement, the Producer may solicit funding partners and development opportunities for the project. If a funding partner is not secured by the contractual maturity date, all rights under the agreement revert to the Licensor.

The Company accounts for this investment at cost, representing the cash payments made, unless there is evidence of impairment. The carrying value of the investment was $128,650 as of December 31, 2024.

The Company does not hold any equity ownership in the underlying project rights. Instead, the investment entitles the Company to participate in revenue generated if the project proceeds successfully to production and distribution.

Revenue Participation

These investments provide the Company with participation rights in revenue streams generated from the exploitation of the films, including theatrical releases, streaming, and other distribution channels. The timing and amount of returns from these investments depend on the performance of the respective film projects and market conditions.

Impairment Testing

The Company evaluates its film investments for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment testing is conducted using a discounted cash flow (DCF) model, which incorporates significant assumptions about future revenue streams, market demand, and other economic factors. If the recoverable amount, calculated as the present value of expected future cash flows, is less than the carrying value, an impairment loss is recognized in the period of determination.

The Company recognized an impairment loss of $128,650, and $0 during the six months ended June 30, 2025, and 2024, respectively. related to the Company’s investments in third-party films.

Fair Value Hierarchy Classification

Although the investments are carried at cost, the Company estimates their fair value for impairment testing purposes using unobservable inputs, including projections of future cash flows and discount rates reflective of project-specific risks. As such, these investments fall within Level 3 of the fair value hierarchy under Accounting Standards Codification (ASC) 820.

Credit Risk

The Company’s investments in third-party film projects are subject to credit risk, as returns depend on the financial and operational performance of external producers and distributors. The Company actively monitors the creditworthiness of its partners and evaluates the recoverability of its investments based on current and anticipated market conditions. Management believes that any credit risks associated with these investments are appropriately reflected in their carrying amounts.

F-42

NOTE 6 - ACCRUED EXPENSES

Accrued expenses were as follows:

	June 30,	December 31,
	2025	2024
Legal and other services	$337,128	$137,128
Accrued interest	633,681	519,290
	$970,809	$656,418

NOTE 7 - PRODUCTION FINANCING

The Company did not have any film related obligations as of June 30, 2025.

The film related obligations were as follows as of December 31, 2024:

				December 31,
Production financing	Maturity	Default Interest	Collateral	2024
Note issued on May 22, 2024	The Credit Facility shall be repayable on demand. Without limiting the generality of the foregoing, the Credit Facility shall be repaid to Lender not later than sixteen (16) months from the Closing Date (the “Maturity Date”).	Canadian Prime Rate plus 1.50% per annum	From Borrower, a first ranking General Security Agreement on all of Borrower’s personal property, movable property, present and future, tangible and intangible, corporeal and incorporeal, including, without limitation, the income receivable from the worldwide sale, licensing commercialization or other exploitation of the Project in all distribution territories and media worldwide to be registered by Lender’s counsel in all applicable jurisdictions	$775,761
				$775,761

NOTE 8 – DEBT

Convertible Debt and Embedded Derivative Liabilities

The Company adopted Accounting Standards Update (ASU) 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), on January 1, 2022, using the modified retrospective method. This adoption was aimed at simplifying the accounting for convertible instruments and contracts in an entity’s own equity.

F-43

ASU 2020-06 introduced key changes to accounting guidance for convertible debt instruments, including the following:

1.	Elimination of Beneficial Conversion Features (BCF):

Under ASU 2020-06, the need to separately recognize a beneficial conversion feature (BCF) has been removed. In the case of the Company’s convertible debt issued in 2021 through March 31, 2025, the conversion price is tied to 50% of the Initial Public Offering (IPO) offering price, which inherently introduces variability. Due to this variability, the conversion feature does not trigger the requirements for a BCF under the new standard.

2.	Bifurcation of Embedded Derivatives:

The Company evaluated whether the conversion feature met the criteria for bifurcation as an embedded derivative under ASC 815-40 (Derivatives and Hedging). The analysis determined that:

○	Indexation Criterion: The conversion price is variable and tied to 50% of the IPO offering price. This variability fails the “fixed-for-fixed” requirement, which would allow the feature to be considered indexed to the Company’s equity.
○	Settlement Criterion: While settlement in equity is possible, the variability in conversion terms introduces exposure to equity market risk and does not qualify as “clearly and closely related” to the debt host.
○	Derivative Criterion: The conversion feature exposes the holder to equity market risk, resembling the characteristics of a derivative. Therefore, bifurcation is required under ASC 815.

As a result, the conversion feature was separated from the host debt and accounted for as a derivative liability. The derivative liability was $6.9 million and $8.5 million as of June 30, 2025 and December 31, 2024, respectively. These amounts included $1.59 million and $1.56 million, respectively, representing the fair value of the conversion feature.

3.	Single-Instrument Accounting (No Separation):

While ASU 2020-06 encourages a single-instrument approach, the embedded conversion feature did not qualify for this treatment because it failed to meet the criteria for being indexed to the Company’s equity and “clearly and closely related” to the debt host.

Valuation of Derivative Liability:

The derivative liability was valued using a Black-Scholes model with the following key assumptions as of June 30, 2025:

●	Expected IPO offering price: $4.00.
●	Expected volatility: 50.00%.
●	Risk-free interest rate: 4.41%.
●	Expected term of conversion feature: .67 – 3.43 years.

The derivative liability was valued using a Black-Scholes model with the following key assumptions as of December 31, 2024:

●	Expected IPO offering price: $4.00.
●	Expected volatility: 84%.
●	Risk-free interest rate: 4.16%.
●	Expected term of conversion feature: 1.16 – 3.93 years.

F-44

The Company continues to monitor changes in assumptions and market conditions that may impact the valuation of the derivative liability.

Key Accounting Impact:

The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements at the time of implementation. However, for convertible instruments issued in the period of 2021 through June 30, 2025, the variability in the conversion price tied to IPO terms necessitated the bifurcation and recognition of the embedded conversion feature as a derivative liability under ASC 815-40.

Convertible notes payable

Convertible notes payable
Balance as of December 31, 2024	$2,030,729
Issuance in 2025	110,000
2,140,729
Less: discount	(13,749)
Balance as of June 30, 2025	$2,126,980

Related to convertible notes payable, during the six months ended June 30, 2025, and the year ended December 31, 2024, the Company recorded interest expense of $72,000 and $137,340 along with amortization of debt discount of $5,209 and $215,761, respectively. As of June 30, 2025, and December 31, 2024, the Company recorded accrued interest of $474,506 and $402,506, respectively.

During the year ended December 31, 2024, the Company issued five convertible debt instruments with principal balances of $25,000 each. Each debt instrument had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $125,000 from the issuance of the convertible notes.

During the six months ended June 30, 2025, the Company issued four convertible debt instruments with principal balances of $25,000 each. The four debt instruments had the following terms (i) a one-year, 7% senior secured convertible promissory note in the aggregate amount of $25,000 per Unit purchased (the “Convertible Notes”) subject to an original issue discount of 10% (the “OID”), (ii) a five-year Series B warrant at an aggregate exercise price of $25,000 per Unit purchased, and (iii) a five-year Series C warrant at an aggregate exercise price of $25,000 per Unit purchased. Each Unit was immediately separable upon issuance. The Company received gross proceeds in the amount of $100,000 from the issuance of the convertible notes.

NOTE 9 - WARRANT

Series A Warrants

As of June 30, 2025, and December 31, 2024, the Company has 4,000,000 Series A warrants outstanding.

The Series A Warrants are five-year warrants that are immediately vested and exercisable at a nominal exercise price of $0.001 per share. These warrants may also be exercised on a cashless basis.

F-45

Series B Warrants (Units)

During the six months ended June 30, 2025, and the year ended December 31, 2024, the Company issued 4 and 76 Series B Warrants, respectively. The warrants are five-year warrants that are immediately vested and exercisable at an exercise price equal to 110% of the Conversion Price of the Convertible Notes with an aggregate purchase price of $25,000 per Unit. These warrants can be exercised on a cashless basis.

As of June 30, 2025, and December 31, 2024, the Company has 80 and 76 Series B warrants outstanding, respectively.

Series C Warrants (Units)

During the six months ended June 30, 2025, and the year ended December 31, 2024, the Company issued 4 and 76 Series C Warrants, respectively. The warrants are five-year warrants that are immediately vested and exercisable at an exercise price equal to 110% of the Conversion Price of the Convertible Notes with an aggregate purchase price of $25,000 per Unit. These warrants can be exercised on a cashless basis.

As of June 30, 2025, and December 31, 2024, the Company has 80 and 76 Series C warrants outstanding, respectively.

The Series A, B and C Warrants have been accounted for as a derivative liability, in accordance with ASC 815.

A summary of activity of the warrants during the six months ended June 30, 2025, and the year ended December 31, 2024, are as follows:

	Warrants Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life
	Warrants	Exercise Price	(years)
Outstanding, December 31, 2023	4,000,142	$0.001	2.17
Granted	10	0.001	-
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, December 31, 2024	4,000,152	$0.001	1.16
Granted	8	0.001	-
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, June 30, 2025	4,000,160	$0.001	0.67

The intrinsic value of the warrants as of June 30, 2025, and December 31, 2024, is $0. All of the outstanding warrants are exercisable as of June 30, 2025.

F-46

NOTE 10 – DERIVATIVE LIABILITY

Fair Value Assumptions Used in Accounting for Derivative Liabilities

ASC 815 requires the Company to assess the fair market value of derivative liabilities at the end of each reporting period and recognize any change in fair market value as other income or expense. The Company determined that our derivative liabilities are classified as Level 3 fair value measurements and used the Black-Scholes pricing model to calculate the fair value as of issuance and at June 30, 2025, and December 31, 2024.

The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce significantly higher or lower fair value measurements.

Key assumptions and methodologies used are as follows:

●	Stock Price: Based on historical issuances.
●	Expected Volatility: Estimated using historical stock price volatility of comparable companies, as our stock does not have sufficient historical trading activity.

Risk-Free Interest Rate: Derived from U.S. Treasury rates for the applicable periods

Sensitivity Analysis

The fair value of derivative liabilities is sensitive to changes in key inputs:

●	Volatility: A 5% increase (decrease) in volatility would increase (decrease) the fair value by approximately $2,400 and $30,000 as of June 30, 2025, and December 31, 2024, respectively.
●	Risk-Free Rate: A 50-basis point increase (decrease) in the risk-free interest rate would increase (decrease) the fair value by approximately $7,200 and $8,400 as of June 30, 2025, and December 31, 2024, respectively.

The inputs used to calculate the derivative values are as follows:

	Six Months ended	Year ended
	June 30,	December 31,
	2025	2024
Stock price	$0.79 - 2.50	$0.79 - 2.50
Expected term	0.16 -2.93	0.26 - 3.17
Expected average volatility	50%	66%
Expected dividend yield	-	-
Risk-free interest rate	3.83 -4.3%	3.88 -5.25%

The following table summarizes the changes in the derivative liabilities during the period of December 31, 2024, through June 30, 2025:

Balance - December 31, 2024	$8,474,173
Addition of new derivatives recognized as warrants	222,064
Addition of new derivatives recognized as conversion feature	69,394
Loss on change in fair value of the derivative	(1,885,521)
Balance – June 30, 2025	$6,880,110

F-47

The aggregate (gain) loss on derivatives during the six months ended June 30, 2025, and the year ended December 31, 2024, was as follows.

	Six Months ended	Year ended
	June 30,	December 31,
	2025	2024
Change in fair value of the derivative	$(1,885,521)	$211,422
Day 1 loss due to derivative liabilities	291,458	354,321
	$(1,594,063)	$565,743

NOTE 11 – EQUITY

Authorized Capital Stock

Effective October 2020, the Company filed a Certificate of Amendment to the Articles of Incorporation for authorized capital stock to authorize the Company to issue 151,000,000 shares. The Company has authorized 150,000,000 shares of common stock with a par value of $0.0001 per share and 1,000,000 shares of Preferred Stock with a par value of $0.0001 per share. The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Preferred Stock

The Company has designated 1,000,000 preferred shares, par value $0.0001, as Series A Preferred Stock. Holders of Series A Preferred Stock would have the right to vote with 1 vote per common share on any matters brought before the stockholders of the Company.

The Series A Preferred Stockholders are not entitled to any dividends, mandatory conversion right, or liquidation preference, however, they do have voluntary conversion rights.

Series A Preferred Stock is redeemable upon the occurrence of a Liquidity Event. In such event, the Company is required to repurchase all outstanding shares of Series A Preferred Stock at a price of $3.00 per share.

Holders of the Company’s Series A Preferred Stock shall have the right to convert at a ratio of 1 (one) share of the Company’s common stock for 1 (one) share of the Company’s Series A Convertible Preferred Stock (subject to adjustments relating to stock splits, distributions, mergers, consolidation, exchange of shares, recapitalization, reorganization, or other similar event).

As of June 30, 2025, and December 31, 2024, the Company has 237,340 shares of Series A Convertible Preferred Stock issued and outstanding.

Preferred Stock

Each share of Preferred Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

F-48

Common Stock

Each share of Common Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

During the year ended December 31, 2024, the Company issued 640,000 shares of common stock for services rendered in connection with stock-based compensation expense of $1,216,000.

During the six months ended June 30, 2025, the Company issued 972,500 shares of common stock for services rendered, resulting in stock-based compensation expense of $1,847,749, and 25,000 shares of common stock for cash proceeds of $2,500.

As of June 30, 2025, and December 31, 2024, the Company had 8,437,500 and 7,440,000 shares of common stock issued and outstanding, respectively.

NOTE 12 - RELATED PARTY TRANSACTIONS

Transactions

During the year ended December 31, 2024, the Company received $216,805 in advances from related parties, the Company made repayments of $101,572 and the Company transferred $376,890 of related party obligations as a result of corporate and membership transfer interest agreements (see Note 13).

During the six months ended June 30, 2025, the Company received $352,771 in advances from related parties, the Company made repayments of $115,396.

During the six months ended June 30, 2024, the Company received advances from related parties totaling $46,440 and made repayments of $64,000. In addition, the Company transferred interests in subsidiaries to related parties with a total value of $376,890.

As of June 30, 2025, and December 31, 2024, the Company has a liability of $870,706 and $633,332 due to related parties, respectively.

NOTE 13 – TRANSFER OF INTEREST

Nature of the Transactions

During the six months ended June 30, 2025, on January 1, 2025, the Company executed an Instrument of Transfer of Limited Liability Company Interest, pursuant to which it transferred its 100% ownership interest in FATE USA, LLC (“FATE”) to an unrelated third-party transferee for total consideration of $10. FATE owned the film rights to FATE.

In accordance with the agreement, the transferee assumed all contractual obligations of FATE, and the Company retains no further responsibility or obligations related to the entity following the transfer.

During the six months ended June 30, 2024, on March 31, 2024, the Company transferred its 100% ownership interests in AMFAD and CD to Press Play Productions, LLC, a related party, for total consideration of $20. These subsidiaries owned the film rights to All My Friends Are Dead and Cold Deck, respectively.

Also on March 31, 2024, the Company transferred its 100% ownership interest in Viper to an unrelated third party for total consideration of $10. Viper owned the film rights to Viper.

January 1, 2025 – FATE USA, LLC

●	Carrying amount of assets derecognized: $440,288
●	Carrying amount of liabilities derecognized: $1,448,437
●	Net liabilities derecognized: $(1,008,149)
●	Total consideration received: $10 (non-cash)
●	Gain on deconsolidation: $1,008,080
●	Portion of gain from remeasurement of retained interest: N/A – No retained interest
●	Description of any retained interest and accounting method: None
●	Nature of consideration: Legal assignment of ownership; no cash received
●	Other significant arrangements: Transferee assumed all obligations; Company retains no ongoing involvement or commitments

March 31, 2024 – AMFAD, CD, and Viper

●	Carrying amount of assets derecognized: $6,351,903
●	Carrying amount of liabilities derecognized: $5,659,783
●	Net assets derecognized: $692,120
●	Total consideration received: $30 (non-cash)
●	Loss on deconsolidation: $(791,140)
●	Portion of loss from remeasurement of retained interest: N/A – No retained interest
●	Description of any retained interest and accounting method: None
●	Nature of consideration: Legal transfer; no cash received
●	Other significant arrangements:

○	AMFAD and CD were transferred to Press Play Productions, LLC, a related party.
○	The president of Press Play Productions is the son of the Company’s CEO.
○	Transferee assumed all obligations and liabilities; the Company retains no further responsibility.

Reason for the Transfers

The Company continues to implement a strategy focused on divesting completed film projects once all anticipated revenue has been realized and no further significant benefit is expected. These actions align with the Company’s operational focus on producing and monetizing new film content.

Accounting Treatment

The transfers described above were accounted for as deconsolidations of subsidiaries under ASC 810. The following gains/losses were recognized in the unaudited consolidated statements of operations under “Other Income (Expenses)” as Gain (Loss) on Transfer of Corporate and Member Interest:

●	Six Months Ended June 30, 2025: Pre-tax gain of $1,008,080
●	Six Months Ended June 30, 2024: Pre-tax loss of $(791,140)

Cash Flow Statement Impact

There was no impact to cash flows during either period presented, as no cash consideration was received in connection with any of the transfers.

Post-Transfer Obligations

Under the terms of the respective transfer agreements, the transferees assumed all contractual obligations and liabilities associated with the subsidiaries. The Company retains no ongoing obligations or interests in the transferred entities as of the respective transfer dates.

NOTE 14 - COMMITMENT

Leases and Long-term Contracts

The Company has not entered into any long-term leases, contracts or commitments. The Company leases an office on a month-to-month basis. For the six months ended June 30, 2025, and the year ended December 31, 2024, the Company incurred rent expense of $4,423 and $12,173, respectively.

NOTE 15 – SUBSEQUENT EVENTS

In May 2025, the film rights to an investment carried on the Company’s balance sheet as of December 31, 2024, expired without the associated project being released. As a result, the Company recorded an impairment of this investment as of June 30, 2025. Subsequent to that date, the Company entered into negotiations to reinstate or extend these rights. Management is evaluating the potential financial impact of such negotiations, which will be reflected in the Company’s financial statements for the year ending December 31, 2025.

F-49

[●] Shares

Common Stock

Ambitious Entertainment Inc.

PROSPECTUS

______________, 2025

[  ]

Until __________, 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the shares of common stock being registered hereby. All amounts are shown are estimates, except the SEC registration fee, the FINRA filing fee and the NYSE American listing fee.

SEC registration fee	$	[●]
FINRA filing fee		[●]
the NYSE American listing fee		[●]
Printing and engraving expenses		[●]
Legal fees and expenses		[●]
Accounting fees and expenses		[●]
Transfer agent and registrar fees and expenses		[●]
Miscellaneous expenses		[●]
Total	$	[●]

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Ambitious Entertainment Inc. is incorporated under the law of the State of Nevada. Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). Section 78.7502 of the NRS provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.7502(2) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

II-1

Section 78.747 of the NRS provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner, he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Item 15. Recent Sales of Unregistered Securities

[To come]

Item 16. Exhibits and Financial Statement Schedules

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation**
3.2	Amended and Restated Bylaws**
4.1	Form of Common Stock Certificate**
4.2	Form of Representative’s Warrant**
5.1	Opinion of Lucosky Brookman LLP**
10.1	[To be completed – including addition of certain employment agreements]**
10.2	First Promissory Note dated December 31, 2022, issued by the Company to Roots Properties, Inc**
10.3	Second Promissory Note dated December 31, 2022, issued by the Company to Roots Properties, Inc**
10.4	Promissory Note dated December 2023, issued by the Company to JC3 Productions**
10.5	First Promissory Note dated December 2023, issued by the Company to Kirk Shaw**
10.6	Second Promissory Note dated December 2023, issued by the Company to Kirk Shaw**
14.1	Code of Business Conduct and Ethics**
21.1	List of Subsidiaries of Registrant**
23.1	Consent of Bush & Associates CPA LLC **
23.2	Consent of Lucosky Brookman LLP (included in Exhibit 5.1)**
24.1	Power of Attorney (see page II-4 to this registration statement)
99.1	Audit Committee Charter**
99.2	Compensation Committee Charter**
99.3	Nominating and Corporate Governance Committee Charter**
99.4	Insider Trading Policy**
99.5	Related Party Transactions Policy and Procedures**
99.6	Clawback Policy**
99.7	Consent of __________ to be named as director nominee**
107	Filing Fee Table**

*	Previously filed.
**	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(b)	Financial statement schedules.

None.

II-2

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ____________, on the ___ day of _________, 2025.

AMBITIOUS ENTERTAINMENT, INC.

By:	/s/ Kirk E. Shaw
Kirk E. Shaw
Co-President and Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Kirk E. Shaw, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kirk E. Shaw	Co-President and Interim Chief Executive Officer	______, 2025
Kirk E. Shaw	(Principal Executive Officer and Principal Accounting Officer)

/s/ Chris Philips	Co-President	______, 2025
Chris Philips

II-4